 Filed Pursuant to General Instruction II.L of Form F-10
 File No. 333-256340
A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated May 19, 2021, as amended by Amendment No. 1 dated January 19, 2022, to which it relates, as may be amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this prospectus supplement or the accompanying base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar regulatory authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Legal Affairs and Corporate Secretary of Nouveau Monde Graphite Inc. at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, telephone: 1-450-757-8905 and are also available electronically at www.sedar.com and www.sec.gov.
PRELIMINARY PROSPECTUS SUPPLEMENT NO. 3
To the Short Form Base Shelf Prospectus dated May 19, 2021,
as amended by Amendment No. 1 dated January 19, 2022
New IssueApril 11, 2023
NOUVEAU MONDE GRAPHITE INC.
US$ 22,000,000
[   •   ] Common Shares
Price: US$[ • ] per Common Share
This prospectus supplement (this “Prospectus Supplement”) of Nouveau Monde Graphite Inc. (the “Corporation”), together with the accompanying short form base shelf prospectus dated May 19, 2021 to which it relates, as amended by Amendment No. 1 dated January 19, 2022 (the “Prospectus”), qualifies the distribution (the “Offering”) by the Corporation of [   •   ] common shares (the “Offered Shares”), at a price of US$[   •   ] per Offered Share (the “Offering Price”), for aggregate gross proceeds of US$22,000,000. The Offered Shares are being issued and sold concurrently in Canada and in the United States through BMO Nesbitt Burns Inc., Cormark Securities Inc., Canaccord Genuity Corp., PI Financial Corp., TD Securities Inc., B. Riley Securities, Inc., Evercore Group L.L.C., H.C. Wainwright & Co., LLC and Roth Capital Partners LLC (collectively, the “Underwriters”), either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, pursuant to an underwriting agreement (the “Underwriting Agreement”) dated April [   •   ], 2023 between the Corporation and the Underwriters. The Offering Price was determined based upon arm’s length negotiations between the Corporation and the Underwriters, in the context of the market. See “Plan of Distribution” in this Prospectus Supplement.
The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms this Prospectus Supplement and the Corporation’s registration statement on Form F-10, as amended (File No. 333-256340), filed with the United States Securities and Exchange Commission (the “SEC”) on May 20, 2021 (the “Registration Statement”) of which this Prospectus Supplement forms a part.
(continued on next page)

(continued from cover)
The common shares of the Corporation (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “NOU”, on the New York Stock Exchange (the “NYSE”) under the symbol “NMG” and on the Frankfurt Stock Exchange under the symbol “NM9”. On April 10, 2023, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSXV was CAD$6.57, on the NYSE was US$4.82 and on the Frankfurt Stock Exchange was €4.44. On April 10, 2023, the last trading day before the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was CAD$6.57, on the NYSE was US$4.82 and on the Frankfurt Stock Exchange was €4.44.
NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATOR HAS APPROVED OR DISAPPROVED THE OFFERED SHARES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT OR DETERMINED IF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The Offering is made in the United States by a foreign issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States and Canada (the “MJDS”), to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in Canadian dollars in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition, holding or disposition of Common Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian or United States income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Common Shares. See “Certain Canadian Federal Income Tax Considerations” in this Prospectus Supplement and the Prospectus, and “Certain Material U.S. Federal Income Tax Considerations” in this Prospectus Supplement.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under and governed by the Canada Business Corporations Act (the “CBCA”), that most of its directors and officers reside principally in Canada, that some or all of the Underwriters or experts named in the Registration Statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforcement of Civil Liabilities” in this Prospectus Supplement.
Price: US$ [ • ] per Offered Share
	Price to Public (US$)	Underwriters’ Fee(1) (US$)	Net Proceeds to the Corporation(2) (US$)
Per Offered Share	[ • ]	[ • ]	[ • ]
Total Offering(3)(4)	22,000,000	1,320,000	20,680,000

Notes:
(1)
In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 6% of the gross proceeds of the Offering (including, for greater certainty, the gross proceeds from any exercise of the Over-Allotment Option (as defined herein)). See “Plan of Distribution” in this Prospectus Supplement.

(2)
After deducting the Underwriters’ Fee, but before deducting the expenses and costs relating to the Offering which are estimated to be an aggregate of US$500,000. The Underwriters’ Fee and the expenses and costs relating to the Offering will be paid from the gross proceeds of the Offering. See “Use of Proceeds — Sources and Use of Proceeds” in this Prospectus Supplement.

(3)
In order to cover for over-allotments, if any, and for market stabilization purposes, the Corporation will grant the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable, in whole or in part, and from time to time, for a period of 30 days from and including the Closing Date (as

(continued on next page)

(continued from cover)
defined herein), to purchase at the Offering Price up to an additional [   •   ] Common Shares (the “Over-Allotment Shares”), representing 15% of the number of Offered Shares purchased pursuant to the Offering. The grant of the Over-Allotment Option and the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option are qualified for distribution under this Prospectus Supplement. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total “Price to Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation” (before payment of the estimated expenses and costs relating to the Offering (see note 2 above)) will be US$25,300,000, US$1,518,000 and US$23,782,000, respectively. See “Plan of Distribution” in this Prospectus Supplement.
(4)
Exclusive of the Potential Private Placement (as defined herein). The gross proceeds of the Potential Private Placement are estimated to be approximately US$13,330,000 (US$15,330,000 assuming the full exercise of the Potential Private Placement Option (as defined herein)), before deducting the expenses and costs relating to the Potential Private Placement which are estimated to be US$100,000.

The following table sets forth the maximum number of securities that may be issued by the Corporation to the Underwriters in connection with the full exercise of the Over-Allotment Option.
Underwriters’ Position(1)	Number of Securities Available or Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	[ • ] Over-Allotment Shares	A period of 30 days from and including the Closing Date	US$[ • ] per Over- Allotment Share

Note:
(1)
The grant of the Over-Allotment Option and the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option are qualified for distribution under this Prospectus Supplement. See “Plan of Distribution” in this Prospectus Supplement.

All dollar amounts in this Prospectus Supplement are in Canadian dollars, unless otherwise indicated. See “Currency” in this Prospectus Supplement.
Unless the context otherwise requires, all references to the “Offering” and “Offered Shares” in this Prospectus Supplement includes the Over-Allotment Shares issuable assuming the full exercise of the Over-Allotment Option.
The TSXV has conditionally approved the listing of the Offered Shares and the Over-Allotment Shares, subject to the Corporation fulfilling all of the listing requirements of the TSXV on or before [   •   ], 2023. In addition, the Corporation has applied to have the Offered Shares listed on the NYSE. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSXV and the NYSE. See “Plan of Distribution” in this Prospectus Supplement.
An investment in the Offered Shares involves a high degree of risk and must be considered speculative due to the nature of the Corporation’s business, the present stage of development of its mineral properties and of construction and installation of its facilities, and the fact that the Corporation’s negative cash flow will continue at least until commercial production at the Matawinie Mine Project (as defined herein) and/or the Bécancour Battery Material Plant Project (as defined herein) is achieved. Prospective investors should carefully consider the risk factors described in and incorporated by reference into this Prospectus Supplement and in the Prospectus. See “Forward-Looking Statements” and “Risk Factors” in this Prospectus Supplement and the Prospectus.
The Underwriters, as principal, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the terms and conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” in this Prospectus Supplement. The Offering is subject to the approval of certain legal matters relating to Canada on behalf of the Corporation by Stein Monast L.L.P. and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Corporation’s behalf by Dorsey & Whitney LLP and on behalf of the Underwriters by Goodwin Procter LLP. See “Legal Matters” in this Prospectus Supplement.
Pursuant to the terms and conditions of (i) an investment agreement entered into between the Corporation and Investissement Québec (“IQ”) on November 8, 2022, (ii) a second amended and restated investment agreement entered into between the Corporation, Pallinghurst Graphite International Limited (“Pallinghurst International”) and Pallinghurst Bond Limited (“Pallinghurst Bond”), a wholly-owned subsidiary of Pallinghurst International, on November 8, 2022, and (iii) a side letter agreement entered into between the Corporation and Mitsui & Co., LTD (“Mitsui”) on November 8, 2022, the Corporation
(continued on next page)

(continued from cover)
granted each of IQ, Pallinghurst Bond and Pallinghurst International (collectively, the “Pallinghurst Parties”) and Mitsui preemptive rights to participate to the Corporation’s subsequent offerings to subscribe and acquire such number of Common Shares as would result in the pro rata interest of each of IQ, the Pallinghurst Parties and Mitsui, individually, immediately following completion of such offering, being equal to the pro rata interest of each of IQ, the Pallinghurst Parties and Mitsui, individually, immediately prior to such offering, on the same terms and conditions of such offering (the “Pre-Emptive Rights”).
Accordingly, shortly following the closing of the Offering, if any of IQ, the Pallinghurst Parties or Mitsui exercises their Pre-Emptive Rights, the Corporation may complete a non-brokered private placement of Common Shares, at a price per Common Share which will not be less than the Offering Price, for maximum gross proceeds of approximately US$13,330,000 (the “Potential Private Placement”). In addition, the shareholders participating in the Potential Private Placement will have the option to purchase, at the Offering Price, such number of additional Common Shares as is equal to 15% of the initial number of Common Shares under the Potential Private Placement in the event of the full exercise of the Over-Allotment Option under the Offering (or such lesser number of Common Shares as is proportionate to any lesser exercise of the Over-Allotment Option) (the “Potential Private Placement Option”). The Potential Private Placement will be made pursuant to an exemption from Canadian prospectus requirements and the Common Shares issued pursuant thereto will be subject to restrictions on resale for a period of four months and one day from the closing of the Potential Private Placement under applicable Canadian securities legislation. The Potential Private Placement is expected to close within 45 days following the filing of the final version of this Prospectus Supplement. The Common Shares sold pursuant to the Potential Private Placement will not be qualified under this Prospectus Supplement. The completion of the Potential Private Placement will be subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals, including the conditional approval of the TSXV and the authorization of the NYSE. Closing of the Potential Private Placement is conditional upon closing of the Offering; however, closing of the Offering is not conditional upon closing of the Potential Private Placement. There can be no assurance that the Potential Private Placement will close as contemplated or at all. See “Risk Factors — It is Uncertain Whether the Potential Private Placement Will be Completed” in this Prospectus Supplement.
Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on or about April [   •   ], 2023 (the “Closing Date”) or such other date as the Corporation and the Underwriters may agree. See “Plan of Distribution” in this Prospectus Supplement.
Subject to applicable securities legislation, the Underwriters may, in connection with the Offering, over-allot or effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price. The compensation realized by the Underwriters will decrease by the amount that the aggregate offering price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation. The decrease in the offering price will not decrease the amount of net proceeds of the Offering to the Corporation. See “Plan of Distribution” in this Prospectus Supplement.
It is expected that the Corporation will arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of The Depository Trust Company (“DTC”) or its nominee or CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with DTC or with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution” in this Prospectus Supplement.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and in the Prospectus. The Corporation and the Underwriters have not authorized anyone to provide investors with different or additional information.
The Corporation’s head and registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, and its telephone number is 1-450-757-8905.

TABLE OF CONTENTS — PROSPECTUS SUPPLEMENT
S-i

TABLE OF CONTENTS — BASE SHELF PROSPECTUS
S-ii

SUMMARY
This summary highlights selected information contained elsewhere in this Prospectus Supplement. This summary does not contain all the information that you should consider before deciding to invest in the Offered Shares. You should read this entire Prospectus Supplement and the Prospectus carefully, including the documents incorporated by reference in this Prospectus Supplement and the Prospectus, before making an investment decision to purchase the Offered Shares, especially the risks discussed in the section titled “Risk Factors” in this Prospectus Supplement, as well as the Corporation’s consolidated financial statements and notes to those consolidated financial statements incorporated by reference into this Prospectus Supplement and the Prospectus. In this Prospectus Supplement, the term “Corporation” refers to Nouveau Monde Graphite Inc.
Overview
The Corporation is striving to become a key contributor to the sustainable energy revolution. The Corporation is working towards developing a fully integrated source of carbon-neutral battery Anode Material (as defined herein) in Québec, Canada for the growing lithium-ion and fuel cell markets. With high environmental, social and governance (“ESG”) standards, the Corporation aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.
Bécancour Battery Material Plant Project
The Bécancour Battery Material Plant Project deployment strategy is divided in two phases. Phase 1 is currently under development in its existing facilities in Saint-Michel-des-Saints and in Olin’s (as defined herein) facility in the industrial park of Bécancour, Québec. The Bécancour Battery Material Plant Project for Phase 2 is planned to be located on a 200,000 m2 parcel of land located in the industrial park of Bécancour, Québec, which the Corporation announced it had acquired on January 21, 2021. An archeology potential study was carried out by the Grand Conseil de la Nation Waban-Aki in Q2-2022 for the Corporation’s industrial land. No presence of archaeological artifacts was confirmed. The Corporation’s Phase 2 site for the Bécancour Battery Material Plant Project is strategically situated for large-scale Anode Material production, with proximity to potential customers, access to key utilities (e.g., water, hydropower, gas), an adjacent chlor-alkali producer which provides access to key consumables, a skilled workforce and an adjacent deep-water international port on the St. Lawrence River.
The Bécancour Battery Material Plant Project is set to produce a wide range of graphite-based advanced materials through onsite shaping, purification and coating transformation units. The Corporation is testing and operating Phase -1 units for these beneficiation processes, which shall guide the engineering of the planned Phase 2 facility that should produce about 43,000 tpa of active Anode Material, 3,000 tpa of purified jumbo flakes and other specialty products. The majority of the Matawinie Mine Project’s production is targeted to be used as feedstock for value-added transformation at this plant.
Matawinie Mine Project
Defined terms and abbreviations used in this section and not otherwise defined in this Prospectus Supplement have the meanings attributed to them in the 2022 Technical Report (as defined herein).
Matawinie Graphite Property
The Matawinie Graphite Property (as defined herein) includes 384 mining claims forming 7 non-contiguous claim blocks totalling 21,280 hectares as at December 31, 2022 and 380 mining claims forming 7 non-contiguous claim block totalling 21,045 hectares as at the date of this Prospectus Supplement. The Tony claims block, which is part of the Matawinie Graphite Property, consists of 159 contiguous map-designated claims totalling 8,266 hectares as at the date of this Prospectus Supplement. The main objective of exploration work on the Mining Property (as defined herein) entails the identification of graphite mineralization with the goal of economically extracting this critical and strategic mineral. The Matawinie Mine Project is at a development stage with ongoing detailed engineering and construction targeting the Mining Property’s West Zone, which is the subject of the 2022 Technical Report. Other exploration stage mineralized zones are also present on the Mining Property.

Matawinie Mine
On August 10, 2022, the Corporation filed the 2022 Technical Report, the results of which were announced by the Corporation on July 6, 2022. The 2022 Technical Report reflects the Corporation’s integrated business model for comprehensive planning, cost projection, and development framework.
Flake Concentrator Demonstration Plant
The Corporation operates a graphite flake Concentrator Demonstration Plant (as defined herein) since September 2018. The Concentrator Demonstration Plant produces natural graphite concentrate using mineralization from the West Zone deposit, part of its Matawinie Graphite Property. In addition to demystifying the future mining operations for the local community with an aim of achieving a high degree of social acceptability, the operation has allowed the Corporation to:
•
qualify products with customers and establish sales;

•
test and improve processes for optimized production; and

•
recruit and train employees ahead of commercial operations.

Uatnan Mining Project
Defined terms and abbreviations used in this section and not otherwise defined in this Prospectus Supplement have the meanings attributed to them in the Uatnan Mining Project Report (as defined herein).
On February 24, 2023, the Corporation and Mason Graphite issued the Uatnan Mining Project Report, in accordance with NI 43-101 (as defined herein), for the new Uatnan Mining Project (as defined herein). The Corporation and its consultants revisited all components of Mason Graphite’s original mining project to align the development of the Lac Guéret graphite deposit, the Uatnan Property (as defined herein), with today’s market opportunity and potential customers’ requirements. The most recent technical report from Mason Graphite (SEDAR, Feasibility Study Update of the Lac Guéret Graphite Project issued on December 11, 2018) planned for a production of 51,900 tpa of graphite concentrate, with the concentrator and tailings facility located offsite in the town of Baie-Comeau, approximately 285 km to the south by road from the mining operations.
The Uatnan Mining Project Report optimizes the Mineral Resources and aims to expand the original mining project approximately tenfold by targeting the production of approximately 500,000 tpa of graphite, entirely destined for the Anode Material manufacturing market. The concentrator has been relocated to be near the deposit with electrical needs to be sourced from the Manic-5 hydroelectric power station, located 70 km away.
Targeted as the Corporation’s Phase 3, the Uatnan Mining Project aligns with the Corporation’s growth strategy with a view to establishing a large and fully vertically integrated natural graphite production, from ore to battery materials, at the western markets’ doorstep.
Recent Developments
On March 31, 2023, the Corporation announced its intention to pay in Common Shares the accrued interest owed under the Convertible Notes (as defined herein) issued as part of the 2022 Private Placement (as defined herein), conditional upon the approval of the TSXV and the authorization of NYSE. Upon such approval and authorization, the accrued interest owed to IQ, Pallinghurst Bond, a wholly-owned subsidiary of Pallinghurst International, and Mitsui, for the first quarter of 2023 under the Convertible Notes issued in connection with the 2022 Private Placement will be deemed paid. 234,039 Common Shares at a price of US$5.11, representing an aggregate amount of US$1,195,938, will be issued and Common Share certificates will be delivered to the holders at the maturity or conversion of the Convertible Notes in payment of the accrued interest due on March 31, 2023 for the first quarter of the year. The issuance of these Common Shares is subject to the approval of the TSXV and the authorization of NYSE and, when issued, will be subject to a hold period of four months and one day. In addition, the Corporation received the conditional approval of the TSXV, subject to receiving the final executed amended and restated Convertible Notes, to amend and restate the Convertible Notes by (i) removing the interest capitalization provisions, such that accrued interest will be deemed paid in full at each quarter following the TSXV and the NYSE approval, (ii) increasing the interest rate to the greater of (a) 7%, and (b) the three-month term secured overnight financing rate plus 5%, and (iii) permitting the Corporation to deliver Common Share certificates to the holders upon maturity, conversion or redemption, as the case may be, of the Convertible Notes. The amendment and restatement of the Convertible Notes remain subject to the final approval of the TSXV and approval of NYSE.

THE OFFERING
Issuer
Nouveau Monde Graphite Inc.
Securities Offered
[   •   ] Common Shares at US$[   •   ] per Common Share.
Common Shares to be Outstanding after the Offering

[   •   ] Common Shares. If the Over-Allotment Option is exercised in full, [   •   ] Common Shares will be outstanding upon closing of the Offering.
Over-Allotment Option
The Underwriters have been granted an Over-Allotment Option to purchase up to [   •   ] additional Common Shares at the Offering Price. The Over-Allotment Option is exercisable for 30 days from and including the Closing Date.
Use of Proceeds
The net proceeds of the Offering are expected to be used towards the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, and for general working capital and corporate expense needs. See “Use of Proceeds” in this Prospectus Supplement.
Risk Factors
See “Risk Factors” and other information included in this Prospectus Supplement and the Prospectus for a discussion of factors you should carefully consider before deciding to invest in the Common Shares.
Income Tax Considerations
Prospective Holders should consult their own tax advisors with respect to the Canadian and United States (“U.S.”) tax consequences of acquiring, owning and disposing of the Common Shares applicable to them based on their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations” in this Prospectus Supplement and “Certain Material U.S. Federal Income Tax Considerations” in this Prospectus Supplement.
Stock Exchange Symbols
The Common Shares are listed on the TSXV under the symbol “NOU”, on the NYSE under the symbol “NMG” and on the Frankfurt Stock Exchange under the symbol “NM9A”.

GENERAL MATTERS
This Prospectus Supplement describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. If there is any information related to the description of the Offered Shares or the Offering that varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement. All capitalized terms used and not otherwise defined herein shall have the meanings provided in the Prospectus.
Unless otherwise indicated or the context suggests otherwise, all references in this Prospectus Supplement to the “Corporation” are to Nouveau Monde Graphite Inc.
You should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement, the Prospectus, and the Registration Statement, of which this Prospectus Supplement and the Prospectus form a part. Information contained on the Corporation’s website or on any social media platform managed by the Corporation or bearing its name, is not part of this Prospectus Supplement or the Prospectus and is not incorporated by reference into this Prospectus Supplement or the Prospectus and may not be relied upon by prospective purchasers for the purposes of determining whether to invest in the Offered Shares. Neither the Corporation nor the Underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the Prospectus.
Neither the Corporation nor the Underwriters have authorized any other person to provide you with different, additional or inconsistent information. If anyone provides you with different or inconsistent information from that contained in this Prospectus Supplement and the Prospectus, you should not rely on any such information. Neither the Corporation nor the Underwriters are making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference herein and therein is accurate only as of the respective dates of the documents in which such information appears. The Corporation does not undertake to update the information contained or incorporated by reference herein and therein, except as required by applicable securities laws. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.
FORWARD-LOOKING STATEMENTS
Each of the Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), which relate to future events or future performance and reflect management’s expectations and assumptions regarding the Corporation’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Corporation’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project, the Bécancour Battery Material Plant Project, the Shaping Demonstration Plant (as defined herein) and the Coating Demonstration Plant (as defined herein), the intended operation and performance of the Purification Demonstration Plant (as defined herein), the Shaping Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant, the intended development of the Matawinie Graphite Property, the intended development of the Uatnan Mining Project, including the formation of a joint venture, the economic performance and product development efforts, as well as the Corporation’s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including the completion of the FID (as defined herein) and the sale of the Common Shares under an at-the-market equity offering pursuant to a prospectus supplement of the Corporation dated January 21, 2022 (the “ATM Offering”), the Corporation’s ability to achieve its ESG initiatives, the

Corporation’s electrification strategy and its intended results, market trends, the results of the 2022 Technical Report, the Uatnan Mining Property Report and any other feasibility study and PEAs (as defined herein) and any information as to future plans and outlook for the Corporation are or involve forward looking statements.
Forward-looking statements are based on reasonable assumptions that have been made by the Corporation as at the date of such statements and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, new mining operation inherent risks, mineral exploration and development activities inherent risks, the uncertainty of processing the Corporation’s technology on a commercial basis and those factors discussed in the section entitled “Risk Factors” in this Prospectus Supplement and in the Prospectus, and in the documents incorporated by reference herein and therein. Forward-looking statements in this Prospectus Supplement and in the Prospectus, including the documents incorporated by reference herein and therein, contain, among other things, disclosure regarding: the Potential Private Placement and the Potential Private Placement Option; the Corporation’s development activities and production plans, including the operation of the Shaping Demonstration Plant, the Purification Demonstration Plant and the Concentrator Demonstration Plant; the construction and commissioning, as applicable, of the Matawinie Mine Project, the Bécancour Battery Material Plant Project, the Shaping Demonstration Plant and the Coating Demonstration Plant; the development of the Uatnan Mining Project; the impact of infectious diseases, global pandemics or any other public health crises, including the COVID-19 pandemic (“COVID-19”), and the ongoing war between Russia and Ukraine on the Corporation’s operations; the future outlook, corporate development and strategy of the Corporation; the Corporation’s projected capital and operating expenditures; the estimates of mineral resources and mineral reserves; the Corporation’s green and sustainable lithium-ion active anode material (“Anode Material”) initiatives; the government regulation of mining operations, environmental regulation and compliance; the realization of the expected economics of the construction and operation of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; any particular offering of securities under this Prospectus Supplement and the Prospectus, and the receipt of all regulatory and stock exchange approvals and authorizations in connection therewith; the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; and business opportunities that become available to, or are pursued by the Corporation.
Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: general business and economic conditions; there being no direct operational impacts resulting from infectious diseases or pandemics; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the speculative nature of mineral exploration and development; changes in mineral production performance and increase in costs, exploitation, exploration and new mines’ start-up successes; the risk that exploration data may be incomplete and additional work may be required to complete further evaluation, including but not limited to drilling, engineering, and socioeconomic studies and investment; the impact of the inflation of the Corporation’s planned exploration and development activities, the timing of the receipt of necessary regulatory and governmental permits and approvals for the Matawinie Mine Project and Bécancour Battery Material Plant Project; the availability of financing for the Corporation’s development of its properties and construction of its facilities and installations on reasonable terms; the possibility that the Corporation may incur additional debt; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; increased costs, delays, suspensions and technical challenges associated with the development, construction and commissioning of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the good standing of the Corporation’s title and claims on its properties; the ability to attract and retain skilled staff and maintain positive relationships with the staff; the risk of relying on consultants; development and production timetables; competition and market risks; pricing pressures; the accuracy of the Corporation’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; the volatile nature of the share price of a resources company and public corporation obligations, currency fluctuations, the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this Prospectus Supplement and in the Prospectus, including the documents incorporated by reference herein and therein, are still in the early stages and may not materialize;

business continuity and crisis management; and such other assumptions and factors as set out herein and in this Prospectus Supplement and the Prospectus.
Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake to update or revise any forward-looking statements that are included or incorporated by reference in this Prospectus Supplement or the Prospectus, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
MARKET AND INDUSTRY DATA
Market and industry data presented throughout this Prospectus Supplement, the Prospectus and/or the documents incorporated by reference herein or therein was obtained from third-party sources and industry reports, publications, websites and other publicly available information, as well as industry and other data prepared by the Corporation or on the behalf of the Corporation on the basis of the Corporation’s knowledge of the markets in which the Corporation operates, including information provided by suppliers, partners, customers and other industry participants.
The Corporation believes that the market and economic data presented throughout this Prospectus Supplement, the Prospectus and/or the documents incorporated by reference herein or therein is accurate and, with respect to data prepared by the Corporation or on behalf of the Corporation, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Prospectus Supplement, the Prospectus and/or the documents incorporated by reference herein or therein are not guaranteed and none of the Corporation or any of the Underwriters makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Corporation believes it to be reliable as of the date of publication, none of the Corporation or any of the Underwriters has independently verified any of the data from third-party sources referred to in this Prospectus Supplement, the Prospectus and/or the documents incorporated by reference herein or therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before COVID-19 and therefore do not reflect any impact of COVID-19 on any specific market or globally.
CURRENCY
This Prospectus Supplement contains references to the Canadian dollar, United States dollar and Euro. Unless otherwise indicated in this Prospectus Supplement, all references to “$”, “CAD$” or “dollars” refer to Canadian dollars, all references to “US$” refer to United States dollars and all references to “€” refer to the Euro.

The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for United States dollars expressed in Canadian dollars, as provided by the Bank of Canada:
		Period Ended March 31, 2023	Fiscal Year Ended December 31, 2022	Fiscal Year Ended December 31, 2021
US$ to $	Low	1.3312	1.2451	1.2040
	High	1.3807	1.3856	1.2942
	Average	1.3525	1.3013	1.2535
	End	1.3533	1.3544	1.2678
€ to $	Low	1.4272	1.2897	1.4188
	High	1.4871	1.4606	1.5641
	Average	1.4515	1.3696	1.4828
	End	1.4708	1.4458	1.4391
On April 10, 2023, the last trading day prior to the announcement of the Offering, the daily average rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 = $1.3527 and for conversion of the Euro into Canadian dollars was €1.00 = $1.4678.
FINANCIAL INFORMATION
The Corporation’s financial statements that are incorporated by reference into this Prospectus Supplement have been prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars. As a result, certain financial information included in or incorporated by reference in this Prospectus Supplement may not be comparable to financial information prepared by companies in the United States reporting under U.S. GAAP.
NON-IFRS FINANCIAL MEASURES
The Corporation uses the non-IFRS measure “working capital” in this Prospectus Supplement and in documents incorporated by reference herein, which is not defined under IFRS. Management uses this non-IFRS financial measure together with measures determined in accordance with IFRS, to provide investors with a supplemental measure to evaluate the Corporation’s financial condition. The Corporation calculates working capital as its current assets less its current liabilities. This measure has no meaning under IFRS and, therefore, amounts presented may not be comparable to similar data presented by other companies operating in a similar industry as the Corporation. The Corporation believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance or financial condition prepared in accordance with IFRS.
CAUTIONARY NOTE TO U.S. INVESTORS
Disclosure regarding Mineral Reserve and Mineral Resource estimates included herein and in the documents incorporated by reference herein were prepared in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (“NI 43-101”) and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates incorporated by reference into this Prospectus Supplement have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.
NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the SEC applicable to U.S. companies. Accordingly, information contained herein and in the documents incorporated by reference herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the Prospectus, solely for the purposes of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.
The following documents which have been filed by the Corporation with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of the Prospectus, as supplemented by this Prospectus Supplement:
a.
the material change report dated January 10, 2023, prepared in connection with the announcement by the Corporation of the issuance of positive results of its Uatnan Mining Project Report, filed on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) on January 10, 2023;

b.
the material change report dated January 18, 2023, prepared in connection with the announcement by the Corporation of the engagement of Red Cloud Securities Inc. and specifying the grant of consultant options, filed on SEDAR on January 20, 2023;

c.
the management discussion and analysis of the Corporation for the year ended December 31, 2022 (the “MD&A”), filed on SEDAR on March 23, 2023;

d.
the consolidated audited annual financial statements of the Corporation as at and for the years ended December 31, 2022 and December 31, 2021, together with the notes thereto and the independent auditors’ report thereon (the “Financial Statements”), filed on SEDAR on March 23, 2023;

e.
the annual information form of the Corporation dated March 23, 2023 for the fiscal year ended December 31, 2022 (the “AIF”), filed on SEDAR on March 23, 2023; and

f.
the management information circular dated May 12, 2022, prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 16, 2022, filed on SEDAR on May 17, 2022.

Copies of the documents incorporated herein by reference are available electronically on SEDAR at www.sedar.com under the Corporation’s issuer profile, and may also be obtained on request without charge from the Vice-President, Legal Affairs and Corporate Secretary of the Corporation at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, telephone: 1-450-757-8905. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The Corporation’s filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set forth herein.
Any annual information form, annual or interim financial statements and related management discussion and analysis, material change report (other than a confidential material change report), business acquisition report, information circular or any other disclosure documents required to be incorporated by reference herein under Regulation 44-101 respecting Short Form Prospectus Distributions filed by the Corporation with any securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. In addition, any Annual Reports on Form 40-F filed with, or documents which are furnished on Form 6-K to (if and to the extent expressly provided), the SEC after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus Supplement, the Prospectus and the Registration Statement, of which this Prospectus Supplement and the Prospectus form a part.
Any statement contained in this Prospectus Supplement, in the Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement.
MARKETING MATERIALS
Any “template version” of any “marketing materials” (as such terms are defined in Regulation 41-101 respecting General Prospectus Requirements and National Instrument 41-101 — General Prospectus Requirements) that is filed with the securities commissions or similar regulatory authorities in all provinces of Canada (except the territories) in connection with the Offering after the date of this Prospectus Supplement and before the termination of the distribution under the Offering is deemed to be incorporated into this Prospectus Supplement and the Prospectus.
WHERE YOU CAN FIND MORE INFORMATION
The Corporation is subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that the Corporation files with the Canadian provincial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR at www.sedar.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus Supplement or the Prospectus.
The Corporation has filed with the SEC, under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), the Registration Statement relating to the Common Shares, of which this Prospectus Supplement and the Prospectus form a part. This Prospectus Supplement and the Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on the SEC’s website at www.sec.gov.
The Corporation is an SEC registrant subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, accordingly, files with, or furnishes to, the SEC certain reports and other information. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States.
As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov as well as from commercial document retrieval services.
CORPORATE STRUCTURE
Name, Address and Incorporation
The Corporation was formed on December 31, 2012 pursuant to the CBCA under the name “Nouveau Monde Mining Enterprises Inc. / Entreprises Minières du Nouveau-Monde Inc.” as a result of the amalgamation of “Tucson Acquisition Corporation”, a capital pool company, and “New World Mining Enterprises Inc. / Entreprises Minières du Nouveau Monde Inc.”, a private company located in Gatineau, Québec. On February 6,

2017, the Corporation filed articles of amendment in order to change its name to “Nouveau Monde Graphite Inc.”. On March 24, 2021, the Corporation filed articles of amendment in order to implement a consolidation (reverse stock split) of its outstanding Common Shares on the basis of one new Common Share for every ten currently outstanding Common Shares.
The Corporation’s head and registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, J0K 3B0.
Intercorporate Relationships
As of the date of this Prospectus Supplement, the Corporation beneficially owns 100% of the voting shares of Nouveau Monde District Inc., incorporated under the CBCA, and 100% of the voting shares of Nouveau Monde Europe Limited, incorporated under the Companies Act 2006 (United Kingdom). Nouveau Monde District Inc. currently holds properties in Saint-Michel-des-Saints and is expected to continue purchasing other properties if need be. Nouveau Monde Europe Limited has been created on October 12, 2020.
The following diagram illustrates the aforementioned intercorporate relationships between the Corporation and its material subsidiaries as at the date of this Prospectus Supplement:

DESCRIPTION OF THE BUSINESS
Prospective investors should read the more detailed information regarding the description of the business of the Corporation contained in the AIF, the Financial Statements and the documents incorporated by reference herein.
The Corporation is an integrated company developing responsible mining and advanced manufacturing projects to supply the global economy with carbon-neutral Anode Material to power electric vehicles (“EV”) and energy storage systems. Based in Québec, Canada, the Corporation is focused on the Matawinie graphite mine project (the “Matawinie Mine Project”) and the commercial value-added graphite products transformation plant project (the “Bécancour Battery Material Plant Project”), both of which are progressing concurrently towards commercial operations. The Corporation is also exploring the potential of developing and operating the Uatnan mining project (the “Uatnan Mining Project”) that leverages Mason Graphite Inc.’s (“Mason Graphite”) Lac Guéret graphite deposit. The Corporation is carrying out a phased-development plan to derisk its projects, advance toward commercialization, and prepare a roadmap for growth in line with the market demand.
Bécancour Battery Material Plant Project
Phase 1 — Battery Material Demonstration Plants
Shaping Demonstration Plant	The Corporation has been operating a commercial-scale shaping unit since 2020. A second unit has been assembled in 2022 and is being commissioned.
Purification Demonstration Plant	The purification demonstration unit is currently in production with a 2,000 tonnes per annum (“tpa”) nameplate capacity.
Coating Demonstration Plant	Commissioning of the coating module is progressing with improvements to the equipment.
Phase 2 — Bécancour Battery Material Plant	Engineering and optimization of Phase 2 based on Panasonic Holdings Company’s specifications as per a memorandum of understanding, and piloting at Phase-1 facilities to support optimization of projected operational parameters.
Matawinie Mine Project
Phase 1 — Matawinie Mine Demonstration Plant
Concentrator Demonstration Plant	Since September 2018, the Corporation has been operating a flake concentrator demonstration plant.
Phase 2 — Matawinie Mine	Groundwork continued at the construction site in 2022 while engineering and procurement advance in parallel.
Uatnan Mining Project
Phase 3 — Uatnan Mining Project	A preliminary economic assessment (“PEA”) was carried out to leverage the Lac Guéret deposit resource and update operational parameters.
Bécancour Battery Material Plant Project
The Bécancour Battery Material Plant Project deployment strategy is divided in two phases. Phase 1 is currently under development in its existing facilities in Saint-Michel-des-Saints and in Olin Corporation’s (“Olin”) facility in the industrial park of Bécancour, Québec. The Bécancour Battery Material Plant Project for Phase 2 is planned to be located on a 200,000 m2 parcel of land located in the industrial park of Bécancour, Québec, which the Corporation announced it had acquired on January 21, 2021. An archeology potential study was carried out by the Grand Conseil de la Nation Waban-Aki in Q2-2022 for the Corporation’s industrial land. No presence of archaeological artifacts was confirmed. The Corporation’s Phase 2 site for the Bécancour Battery Material Plant Project is strategically situated for large-scale Anode Material production, with proximity to potential customers, access to key utilities (e.g., water, hydropower, gas), an adjacent chlor-alkali producer which provides access to key consumables, a skilled workforce and an adjacent deep-water international port on the St. Lawrence River.
The Bécancour Battery Material Plant Project is set to produce a wide range of graphite-based advanced materials through onsite shaping, purification and coating transformation units. The Corporation is testing and operating Phase-1 units for these beneficiation processes, thus informing the engineering of the planned Phase 2 facility that should produce about 43,000 tpa of active Anode Material, 3,000 tpa of purified jumbo flakes and other specialty products. The majority of the Matawinie Mine Project’s production is targeted to be used as feedstock for value-added transformation at this plant. For further details on the risk factors associated with the Bécancour Battery Material Plant Project, see “Risk Factors” in the AIF.
Figure 1 — Computer-Generated Illustration of the Planned Bécancour Battery Material Plant Project
Phase 1 — Demonstration Plants
Shaping Demonstration Plant
The Corporation has been operating a demonstration plant since February 2020 (the “Shaping Demonstration Plant”). The Shaping Demonstration Plant allows the Corporation to optimize the process parameters for two essential aspects of the future Anode Material production, micronization and spheronization, to manufacture dense spherical graphite particles with the highest possible yield and throughputs using as feedstock the flake concentrate from the Concentrator Demonstration Plant.

Figure 2 — Shaping Demonstration Plant
The micronization process typically uses jet or hammer mills to decrease graphite concentrate flakes to the desired size, before being split into different size fractions using an air classifier. Spheronization modifies the micronized graphite further by rounding the graphite shape in preparation for use as battery Anode Material. The Corporation’s Shaping Demonstration Plant uses flake concentrate feedstock from its Concentrator Demonstration Plant and processes it through a micronization system to decrease the average flake size to <45 micrometre (“µm”). The micronization unit has the capacity to produce from 120 to 180 kilograms (“kg”) of micronized graphite per hour (“kg/hr”), which is fed through the two spheronization systems at 125 kg/hr in total. The Corporation has tested the production of 7 µm to 35µm sized spheronized graphite and achieved yields of >60%.
The Corporation has collaborated with a western world equipment manufacturer in 2021 to test a new shaping technology. The successful results have led the Corporation to purchase another commercial-scale module, which can serve as a micronizer or spheronizer based on its configuration. The new equipment has the capacity to produce up to 1,250 kg/hr of micronized graphite or 215 kg/hr of spheronized graphite, thereby approximately tripling the Corporation’s production capability. The equipment was successfully installed at the Corporation’s facility in 2022. Detailed tests are being conducted to supplement those already performed at the equipment manufacturer’s site, optimize the operating parameters, and enhance performance in terms of yield and throughput. Leveraging this new manufacturing technology, processes are being developed with the focus on achieving various potential customer specifications and ramping up production in 2023.
Purification Demonstration Plant
In January 2021, the Corporation started the construction of a purification demonstration plant (the “Purification Demonstration Plant”) within existing space at Olin’s facility in the industrial park of Bécancour, Québec. On October 26, 2020, the Corporation signed a five-year agreement with Olin, the largest chlor-alkali producer in the world, for the use of commercial space, supply of chemical consumables and site services to support the production and development of the Corporation’s low-carbon thermochemical purification.
Traditional graphite purification techniques, not employed by the Corporation, utilize a combination of harmful acids or energy intensive thermal processes to reach battery-grade purity. In order to maintain a minimal environmental footprint with a focus on sustainable operations, the Corporation employs its proprietary carbochlorination purification technology, which lowers the energy requirement to reach a battery grade of 99.95% concentrate graphite (“Cg”) purity and utilizes Québec’s low-cost, renewable hydropower.
The construction of the Corporation’s first two commercial-scale pilot plant purification modules within the existing space at Olin’s facility was completed in H2-2021. The scalable furnaces have a nameplate capacity of 2,000 tpa. In H2-2021, the Corporation produced spherical purified graphite demonstrating the performance of its proprietary purification ecotechnology; samples confirmed purity up to +99.99% Cg purity, above the level required for energy applications. In line with specific client specifications, the Corporation continues to test and optimize its purification process for both battery-grade active graphite materials and purified jumbo flakes for niche applications.
Figure 3 — Purification Demonstration Plant
Coating Demonstration Plant
The final process step to produce Anode Material consists of the application of an amorphous carbon coating on the surface of the 99.95% Cg spheronized purified graphite, from a carbon precursor in order to minimize the surface area and improve the stability of the SEI (solid-electrolyte-interface) and optimize the cycle life and long-term performance in the battery system. The Corporation is advancing with the deployment of its coated spherical purified graphite (“CSPG”) production with the construction of its Phase 1 coating line (the “Coating Demonstration Plant” and, collectively with the Shaping Demonstration Plant and the Purification Demonstration Plan, the “Battery Material Demonstration Plants”). Commissioning of the coating module is continuing.
It is expected that the flake graphite feedstock for the Battery Material Demonstration Plants will be sourced primarily from the Concentrator Demonstration Plant that has been in operation since 2018 in Saint-Michel-des-Saints. However, flake graphite concentrate purchased from third parties has also been used to complement from time to time the required supply, to qualify other sources of graphite and quantify the process parameters adjustment needed for various flake concentrate.

Figure 4 — Site of the Corporation’s Phase 1 and Phase 2 Battery Material Demonstration Plants in Bécancour

Port
Olin's facility for Phase 1
St. Lawrence Seaway
NMG land for Phase 2
Rail system & pipe rack
Highway

De-Risking by Building Significant Battery Material Demonstration Plants and Strategic Research and Development (“R&D”)
The production of CSPG used as Anode Material in lithium-ion batteries (“LiB”) involves three major process steps, namely shaping, purification and coating. Since early 2020, the Corporation has been operating one shaping module of commercial-scale in which it has processed over 2,200 batches to confirm the optimized process parameters and equipment performance profile to be implemented to consistently produce within customers’ specifications. Significant equipment improvements and modifications were implemented on-site to achieve an optimum operating throughput and overall yield while maintaining constant “in-spec” quality material. Ongoing internal R&D programs on the shaping process are targeting manufacturing excellence by the enhancement of fundamental understanding of fluid dynamics and air flows by using as-built scan, numerical modelling and adoption of advanced automation and artificial intelligence technologies. The Corporation has also installed and is commissioning another commercial-scale shaping module at its facilities to approximately triple its spherical graphite production capacity. Detailed testing is being conducted with this equipment to supplement the tests performed at the equipment manufacturer’s site, to optimize the operating parameters and enhance performance in terms of yield and throughput while achieving potential clients’ specifications.
The Corporation developed its own proprietary thermochemical process and reactors for the construction of the Purification Demonstration Plant, which was completed in H2-2021 at Olin’s facility adjacent to the Corporation’s industrial site. In line with specific client specifications, the Corporation continues to test and optimize its purification process for both battery-grade active graphite materials and purified jumbo flakes for niche applications.
The final process step to produce Anode Material consists of coating the purified spherical graphite with a carbon-based material to minimize the surface area and enhance the stability of the solid electrolyte interface. The Corporation is currently commissioning the Coating Demonstration Plant. The Corporation is of the view that its strategy of de-risking the process by investing in a rapid deployment of a first up to scale complete module will allow a faster product qualification with LiB cell makers and more efficient and reliable engineering development.

As announced on October 5, 2021, the Corporation has completed the commissioning of its state-of-the-art laboratory at its Battery Material Demonstration Plants in Saint-Michel-des Saints, an addition to the Corporation’s existing quality testing facilities. The Corporation’s dedicated laboratory provides in-house capacity, flexibility and speediness in testing advanced materials and specifications for potential customers. The new lab facility comprises ultramodern equipment covering a range of technical measurements, namely particle size, tapped density, coin cell cycling with full coin cell preparation equipment, ICP trace element analysis, BET specific surface area as well as particle morphology, coating quality and impurity analysis by SEM-EDX, in support to the Corporation’s Phase 1 Anode Material production.
Project Timeline
The Corporation has conducted in 2021 and 2022 and published in August 2022 a technical report entitled NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Projects with an effective date as of July 6, 2022 and an issue date as of August 10, 2022 (the “2022 Technical Report”), covering the Corporation’s full-scale Phase-2 operations at the Matawinie Mine Project and Bécancour Battery Material Plant Project, based on the results from the demonstration modules. This feasibility study reflects the Corporation’s integrated business model for a comprehensive planning, cost projection, and development framework. The project development pathway beyond detailed design and initiation of the construction phase will be determined based on discussions with financial partners and customer commitments.
Matawinie Mine Project
Matawinie Graphite Property
The Matawinie Graphite Property includes 384 mining claims forming 7 non-contiguous claim blocks totalling 21,280 hectares as at December 31, 2022 and 380 mining claims forming 7 non-contiguous claim block totalling 21,045 hectares as at the date of this Prospectus Supplement (the “Matawinie Graphite Property”). The Tony claims block, which is part of the Matawinie Graphite Property and which is also known as the “Mining Property”, consists of 159 contiguous map-designated claims totalling 8,266 hectares as at the date of this Prospectus Supplement. The main objective of exploration work on the Mining Property entails the identification of graphite mineralization with the goal to economically extract this critical and strategic mineral. The Matawinie Mine Project is at a development stage with ongoing detailed engineering and construction targeting the Mining Property’s West Zone, the subject of the 2022 Technical Report. Other exploration stage mineralized zones are also present on the Mining Property. Defined terms and abbreviations used in this section and not otherwise defined in this Prospectus Supplement have the meanings attributed to them in the 2022 Technical Report.
The Mining Property is located approximately 120 kilometers (“km”) as the crow flies North of Montréal, Québec in the Saint-Michel-des-Saints area. The Matawinie Graphite Property, including the West Zone, is easily accessible using the Corporation’s newly built approximately 8 km access road connected to the local highway and is close to high quality infrastructure, including services and high-voltage power lines, which are needed for industrial activities.
Matawinie Mine
On August 10, 2022, the Corporation filed the 2022 Technical Report, the results of which were announced by the Corporation on July 6, 2022. See “Description of the Mineral Properties — The Matawinie Graphite Property” in this Prospectus Supplement. The 2022 Technical Report reflects the Corporation’s integrated business model for comprehensive planning, cost projection, and development framework.
Following the collaboration agreement entered into between the Corporation and Caterpillar Inc. (“Caterpillar”) on June 22, 2021, the Corporation has signed definitive agreements with Caterpillar and its affiliates on April 5, 2023 to frame the deployment of technology, testing partnership, as well as procurement of fleet and infrastructure. The definitive agreements include the exclusive supply of certain equipment by Caterpillar as well as reserved production and manufacturing slots based on commercialization of Cat® “zero-emission machines”.

Flake Concentrator Demonstration Plant
The Corporation operates a graphite flake concentrator demonstration plant (the “Concentrator Demonstration Plant”) since September 2018. The Concentrator Demonstration Plant produces natural graphite concentrate using mineralization from the West Zone deposit, part of its Matawinie Graphite Property. In addition to demystifying the future mining operations for the local community with an aim of achieving a high degree of social acceptability, the operation has allowed the Corporation to:
•
qualify products with customers and establish sales;

•
test and improve processes for optimized production; and

•
recruit and train employees ahead of commercial operations.

Uatnan Mining Project
On February 24, 2023, the Corporation and Mason Graphite issued a PEA entitled NI 43-101 Technical Report — PEA Report for the Uatnan Mining Project (the “Uatnan Mining Project Report”), in accordance with NI 43-101, for the new Uatnan Mining Project. The Corporation and its consultants revisited all components of Mason Graphite’s original mining project to align the development of the Lac Guéret graphite deposit (the “Uatnan Property”) with today’s market opportunity and potential customers’ requirements. The most recent technical report from Mason Graphite (SEDAR, Feasibility Study Update of the Lac Guéret Graphite Project issued on December 11, 2018) planned for a production of 51,900 tpa of graphite concentrate, with the concentrator and tailings facility located offsite in the town of Baie-Comeau, approximately 285 km to the south by road from the mining operations.
The Uatnan Mining Project Report optimizes the Mineral Resources and aims to expand the original mining project approximately tenfold by targeting the production of approximately 500,000 tpa of graphite, entirely destined for the Anode Material manufacturing market. The concentrator has been relocated to be near the deposit with electrical needs to be sourced from the Manic-5 hydroelectric power station, located 70 km away.
The Uatnan Property lies on the southwestern shore of the Manicouagan Reservoir, within the Rivière-aux-Outardes municipality, located in the Côte-Nord Administrative Region, Québec, Canada, approximately 220 km as the crow flies, north north-west of the town of Baie-Comeau. This town is the nearest accessible community of significant size. Considering the significant modifications to Mason Graphite’s original project, the Corporation initiated a name change with the collaboration of the Innu First Nation of Pessamit. The deposit is located on the Nitassinan, the Innu of Pessamit’s ancestral territory, in a sector referred to as Ka uatshinakanishkat meaning “where there is Tamarack”. Hence, the name Uatnan meaning Tamarack, a conifer prominent in the area, was chosen to identify the property and project. The graphite deposit identified on the property is still referred to as the Lac Guéret deposit and is centred on 51°07’N and 69°05’W and consists of 74 CDC claims of which 71 are located on National Topographic System topographic map sheet 22N03 and three on sheet 22K14.
The Uatnan Property covers an area of 3,999.52 ha, all of which are 100% in the interest of Mason Graphite with the claims (74 claims) in good standing until July 17, 2024. The claims have not had any legal surveys. All claims are map-staked claims and are registered in the Québec GESTIM database.
As of the date of the Uatnan Mining Project Report, a mining lease request from Mason Graphite for the future mine was being evaluated by the Ministère des Ressources naturelles et des Forêts du Québec and the validity of three affected claims (CDC 1037522, CDC 1040768 and 1040769) was suspended as part of the normal evaluation procedure.
The Corporation and Mason Graphite entered into an investment agreement dated May 15, 2022 (the “Investment Agreement”) and an option and joint venture agreement dated July 20, 2022 (the “OJV Agreement”) to explore the potential development of the Uatnan Property. Those agreements align with the Corporation’s growth strategy with a view to establishing a large and fully vertically integrated natural graphite production, from ore to battery materials, at the western markets’ doorstep.
The transaction, as approved by Mason Graphite’s shareholders, entails, among others and subject to the terms and conditions of the Investment Agreement and OJV Agreement:

•
a $5 million equity investment by the Corporation in Mason Graphite, in two instalments; and

•
the Uatnan Mining Project development through a PEA and bankable feasibility study following NI 43-101 rules and guidelines.

•
Upon completion of technical studies and a $10-million investment in related works (which includes technical studies work), and at the time of acceptance of such technical studies work by Mason Graphite, the Corporation shall be deemed to have acquired 51% participation in the Uatnan Property and will be appointed as operator. The joint venture would be funded by each party per its proportionate share of each of the approved work programs and budget and all other expenditures approved in accordance with the OJV Agreement.

Following the successful initial closing of the Investment Agreement with Mason Graphite, the Corporation and Mason Graphite initiated the Uatnan Mining Project Report on the Uatnan Property with consultants BBA Inc. and GoldMinds Geoservices Inc. On January 10, 2023, the Corporation released the results of the PEA and announced a name change to Uatnan Mining Project considering the significant modifications to Mason Graphite’s original project.
Targeted as the Corporation’s Phase-3, the Uatnan Mining Project aligns with the Corporation’s growth strategy with a view to establishing a large and fully vertically integrated natural graphite production, from ore to battery materials, at the western markets’ doorstep.
R&D Ecosystem and Industry Leadership
The Corporation has submitted a patent application for its proprietary thermochemical purification technology, a greener and more sustainable alternative to that currently used in traditional Anode Material production, to the U.S. Patent and Trademark Office as part of its intellectual property strategy. The Corporation has also submitted a provisory patent application to the U.S. Patent and Trademark Office on its purification equipment.
The Corporation is operating a laboratory at the Battery Material Demonstration Plants, an addition to the Corporation’s existing quality testing facilities. This expansion was triggered by the Corporation’s commitment to catering to the market’s requirements for high-performing and environmentally responsible battery materials that can be tailored to a variety of specifications. The Corporation also maintains a portfolio of R&D projects to refine its line of specialty products based on market demands and innovations. To this end, the Corporation is working with a number of industry-leading technical institutions in Canada such as, among others, the National Research Council Canada, the Institut national de la recherche scientifique (INRS), Corem, McGill University, University of Sherbrooke and Université Laval.
In August 2022, the Corporation secured a $5.75 million grant from Sustainable Development Technology Canada, a flagship program from the Government of Canada, for the deployment of its proprietary coating technology. The Québec Government also confirmed on January 13, 2023, a financial assistance of up to $3 million through its Technoclimat program for that project. The Corporation’s innovative coating technology could generate up to 25% energy reduction, optimize production flow, and provide versatility for different precursors as R&D advances.
The Corporation has been admitted as an active member of the Global Battery Alliance, an initiative of the World Economic Forum that is dedicated to helping establish a sustainable battery value chain, which makes the Corporation one of the first battery materials producers to be admitted. In January 2023, the Global Battery Alliance launched the Battery Passport proof of concept, a major leap towards globalized standards for sustainable battery production. The Corporation contributed to the endeavour by informing the Global Battery Alliance’s traceability efforts and engaging as an active member of the association.

RECENT DEVELOPMENTS
On March 31, 2023, the Corporation announced its intention to pay in Common Shares the accrued interest owed under the Convertible Notes issued as part of the 2022 Private Placement, conditional upon the approval of the TSXV and the authorization of NYSE. Upon such approval and authorization, the accrued interest owed to IQ, Pallinghurst Bond, a wholly-owned subsidiary of Pallinghurst International, and Mitsui, for the first quarter of 2023 under the Convertible Notes issued in connection with the 2022 Private Placement will be deemed paid. 234,039 Common Shares at a price of US$5.11, representing an aggregate amount of US$1,195,938, will be issued and Common Share certificates will be delivered to the holders at the maturity or conversion of the Convertible Notes in payment of the accrued interest due on March 31, 2023 for the first quarter of the year. The issuance of these Common Shares is subject to the approval of the TSXV and the authorization of NYSE and, when issued, will be subject to a hold period of four months and one day. In addition, the Corporation received the conditional approval of the TSXV, subject to receiving the final executed amended and restated Convertible Notes, to amend and restate the Convertible Notes by (i) removing the interest capitalization provisions, such that accrued interest will be deemed paid in full at each quarter following the TSXV approval and the authorization of NYSE, (ii) increasing the interest rate to the greater of (a) 7%, and (b) the three-month term secured overnight financing rate plus 5%, and (iii) permitting the Corporation to deliver Common Share certificates to the holders upon maturity, conversion or redemption, as the case may be, of the Convertible Notes. The amendment and restatement of the Convertible Notes remain subject to the final approval of the TSXV and authorization of NYSE.
RISK FACTORS
In addition to the risk factors set forth herein, additional risk factors relating to the Corporation’s business are discussed in the Prospectus, the AIF and the MD&A, which risk factors are incorporated herein by reference. An investment in the Offered Shares should be considered highly speculative due to the nature of the Corporation’s business and its present stage of development. Investors may lose their entire investment. An investment in the Offered Shares should only be made by knowledgeable and sophisticated investors who are willing to risk and can afford the loss of their entire investment. Prospective investors should consult with their professional advisors to assess an investment in the Corporation. In evaluating the Corporation and its business, investors should carefully consider, in addition to the other information contained in this Prospectus Supplement, in the Prospectus and in those documents that are incorporated herein and therein by reference, the following risk factors. These risk factors are not a definitive list of all risk factors associated with an investment in the Corporation or in connection with the Corporation’s operations. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations or cash flows, or your investment in the Offered Shares, could be materially adversely affected.
Negative Operating Cash Flow (in thousands of dollars)
The Corporation has no history of revenues from its operating activities. The Corporation’s cash and cash equivalents amounted to $59,924 and $62,355 as at December 31, 2022 and as at December 31, 2021, respectively. During the fiscal years ended December 31, 2022 and December 31, 2021, the Corporation had negative cash flow usage from operating activities of $44,881 and $34,325, respectively. For the fiscal year ended December 31, 2022, the Corporation has had an average monthly cash expenditure rate of approximately $6,073 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development costs. For the fiscal year ended December 31, 2022, the Corporation recorded a net loss and comprehensive loss of $47,714. As at December 31, 2022, the Corporation had working capital of $57,819 and current liabilities of $16,105. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved at the Matawinie Mine Project and/or the Bécancour Battery Material Plant Project. To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to allocate a portion of its existing working capital to fund such negative cash flow or the Corporation may adjust the expenditure rate to preserve liquidity. As at March 31, 2023, the Corporation’s estimated cash and cash equivalents and estimated working capital amounted to $48,803 and $44,126, respectively. Together with the contemplated Offering, the Corporation expects to have sufficient financial resources in order to fund its operations up to June 2024. The Corporation is currently focusing on operating its Phase 1 facilities and advancing the engineering for its Phase 2 projects. During this period, the Corporation expects to incur operating costs, capital expenditures and working capital variations in the estimated amount of $70,000.
Going Concern and Insolvency Risk
The Corporation’s consolidated financial statements have been prepared using IFRS as issued by the IASB applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.
During the year ended December 31, 2022, the Corporation reported a net loss after tax of $47.7 million; cash outflows from operating activities of $44.9 million and an accumulated deficit of $164.6 million and the Corporation has yet to generate positive cash flows or earnings. Based on all available information about the future, which includes at least, but not limited to, the next 12 months, management believes that without additional funding, the Corporation does not have sufficient liquidity to pursue its planned expenditures over the next 12 months.
These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Corporation to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In recognition of these circumstances, the Corporation completed the 2022 Private Placement of unsecured Convertible Notes of $67.2 million (US$50 million) in November 2022.
The Corporation’s ability to continue future operations and fund its development and acquisition activities is dependent on management’s ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Corporation or that they will be available on terms which are acceptable to the Corporation.
The Corporation’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.
Dilution
Additional financing needed to continue funding the development, construction and operation of the Matawinie Mine Project, the Bécancour Battery Material Plant Project and the Uatnan Mining Project may require the issuance of additional securities. The issuance of additional securities and the exercise of Common Share purchase warrants, stock options and other convertible securities, as applicable, will result in dilution of the equity interests of any persons who are or may become holders of Common Shares and reduce the value of their investment and the value of the Corporation’s securities.
As of the date of this Prospectus Supplement, an aggregate of 55,873,898 Common Shares are currently issued and outstanding as fully paid and non-assessable and 3,877,048 stock options are currently issued and outstanding, collectively entitling the holders thereof to purchase an aggregate of up to of 3,877,048 Common Shares.
On November 8, 2022, the Corporation announced it had closed a private placement of unsecured convertible notes (the “Convertible Notes”) for aggregate gross proceeds of US$50 million (the “2022 Private Placement”) in accordance with the subscription agreements entered into between the Corporation and each of Mitsui, Pallinghurst Bond and IQ on October 19, 2022. Through this 2022 Private Placement, Mitsui subscribed for US$25 million in Convertible Note, while Pallinghurst Bond and IQ each subscribed for US$12.5 million.
Upon conversion of the Convertible Notes, an aggregate of 10,000,000 Common Shares and 10,000,000 Common Share purchase warrants may be issued. The Corporation has capitalized the accrued interest on the Convertible Notes, resulting in 395,015 Common Shares to be issued at the maturity or conversion of the

Convertible Notes. On a fully diluted basis, assuming the exercise in whole of the issued and outstanding stock options and the conversion in whole of the Common Share purchase warrants and the Convertible Notes, 20,395,015 Common Shares would be issued and outstanding as fully paid and non-assessable.
As of the date of this Prospectus Supplement, Pallinghurst Graphite Limited (“Pallinghurst Graphite”) is the wholly-owned subsidiary of Pallinghurst International, an insider of the Corporation and the beneficial owner of an aggregate of 11,541,013 Common Shares representing 20.67% of the issued and outstanding Common Shares. Assuming the conversion in whole of the Convertible Note of Pallinghurst Bond and the issuance of Common Shares in payment of the accrued interest owed on December 31, 2022 and March 31, 2023 under the Convertible Note of Pallinghurst Bond, Pallinghurst International would be the beneficial owner of an aggregate of 16,639,767 Common Shares, representing 27.29% of the issued and outstanding Common Shares, on a partially diluted basis.
As of the date of this Prospectus Supplement, IQ is an insider of the Corporation and the beneficial owner of an aggregate of 5,795,991 Common Shares representing 10.37% of the issued and outstanding Common Shares. Assuming the conversion in whole of its Convertible Note and the issuance of Common Shares in payment of the accrued interest owed on December 31, 2022 and March 31, 2023 under its Convertible Note, IQ would be the beneficial owner of an aggregate of 10,894,745 Common Shares, representing 17.87% of the issued and outstanding Common Shares, on a partially diluted basis.
As of the date of this Prospectus Supplement, Mitsui is the beneficial owner of no Common Shares. Although, assuming the conversion in whole of its Convertible Note and the issuance of Common Shares in payment of the accrued interest owed on December 31, 2022 and March 31, 2023 under its Convertible Note, Mitsui would be the beneficial owner of an aggregate of 10,197,507 Common Shares, representing 15.43% of the issued and outstanding Common Shares, on a partially diluted basis.
In addition, pursuant to the terms and conditions of (i) an investment agreement entered into between the Corporation and IQ on November 8, 2022, (ii) a second amended and restated investment agreement entered into between the Corporation and the Pallinghurst Parties on November 8, 2022, and (iii) a side letter agreement entered into between the Corporation and Mitsui on November 8, 2022, the Corporation granted each of IQ, the Pallinghurst Parties and Mitsui Pre-Emptive Rights to participate to the Corporation’s subsequent offerings to subscribe and acquire such number of Common Shares as would result in the pro rata interest of each of IQ, the Pallinghurst Parties and Mitsui, individually, immediately following completion of such offering, being equal to the pro rata interest of each of IQ, the Pallinghurst Parties and Mitsui, individually, immediately prior to such offering, on the same terms and conditions of such offering.
Accordingly, shortly following the closing of the Offering, if any of IQ, the Pallinghurst Parties or Mitsui exercises their Pre-Emptive Rights, the Corporation may complete the non-brokered Potential Private Placement of Common Shares, at a price per Common Share which will not be less than the Offering Price, for maximum gross proceeds of approximately US$[•]. In addition, the shareholders participating in the Potential Private Placement will have the Potential Private Placement Option to purchase, at the Offering Price, such number of additional Common Shares as is equal to 15% of the initial number of Common Shares under the Potential Private Placement in the event of the full exercise of the Over-Allotment Option under the Offering (or such lesser number of Common Shares as is proportionate to any lesser exercise of the Over-Allotment Option). See “Risk Factors — It is Uncertain Whether the Potential Private Placement Will be Completed” and “Pre-Emptive Rights and Potential Private Placement” in this Prospectus Supplement.
The concentration of an important percentage of the issued and outstanding Common Shares in the hands of a limited number of shareholders may discourage an unsolicited bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares. In addition, sales of Common Shares by each of Pallinghurst International, IQ or Mitsui may adversely affect the trading price of the Common Shares.
It is Uncertain Whether the Potential Private Placement Will be Completed.
There is currently no binding agreement in connection with the Potential Private Placement and there can be no assurance that the Potential Private Placement will close as contemplated or at all. Additionally, the Corporation cannot guarantee the effect, if any, that the Potential Private Placement may have on the market price of the Common Shares. The completion of the Potential Private Placement, or the expectation that such Potential Private Placement could occur, may adversely affect prevailing market prices of the Common Shares and the completion of the Potential Private Placement will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.
The price at which the Offered Shares are sold by the Underwriters may be less than the Offering Price.
The Underwriters offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price. The sale by the Underwriters of the Offered Shares at a price lower than the Offering Price could adversely affect the prevailing market prices for the Common Shares. If any of the foregoing events, or other risk factor events not described herein occur, the Corporation’s business, financial condition or results of operations could suffer. In that event, the market price of the Corporation’s securities could decline and investors could lose all or part of their investment.
Failure to establish and maintain effective disclosure and internal controls could result in the loss of investor confidence in the reliability of the Corporation’s financial statements, harm its business and operating results and negatively impact the trading price of the Common Shares, and could also result in the Corporation failing to meet its reporting obligations.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required decisions. The Corporation has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Corporation’s failure to satisfy the requirements of applicable securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations.
The Corporation may use the proceeds from the sale of the Offered Shares for purposes other than those set out in this Prospectus Supplement.
While information regarding the use of proceeds from the sale of the Offered Shares is described in “Use of Proceeds” in this Prospectus Supplement, the Corporation will have broad discretion over the use of the net proceeds of the Offering and the Potential Private Placement. Management may use the net proceeds of the Offering and the Potential Private Placement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s financial performance and financial condition may be adversely affected and the trading price of the Common Shares could be adversely affected.
The Corporation’s constating documents permit it to issue additional securities in the future, including Common Shares, without additional shareholder approval.
The Corporation’s articles permit it to issue an unlimited number of Common Shares. The Corporation anticipates that it will, from time to time, issue additional Common Shares in the future, including in connection with potential acquisitions and the Potential Private Placement. Subject to the requirements of the TSXV and the NYSE, the Corporation will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

If securities or industry analysts do not publish research or reports about the Corporation, or if they downgrade the Common Shares, the price of the Common Shares could decline.
The trading market for the Common Shares depends, in part, on the research and reports that securities or industry analysts publish about the Corporation. The Corporation does not have any control over these analysts. If one or more of the analysts who cover the Corporation downgrade the Common Shares or publish inaccurate or unfavourable research about the Corporation, the price of the Common Shares would likely decline. In addition, if the Corporation’s results of operations fail to meet the forecast of analysts, the price of the Common Shares would likely decline. If one or more of these analysts cease coverage of the Corporation or fail to publish reports on the Corporation regularly, demand for the Common Shares could decrease, which might cause the price and trading volume of the Common Shares to decline.
The market price of the Common Shares is subject to fluctuations and may not reflect the Corporation’s long-term value at any given time, and the Corporation may be subject to securities litigation as a result.
The price of the Common Shares is likely to be significantly affected by a variety of factors and events including short-term changes to the Corporation’s financial condition or results of operations as reflected in the Corporation’s quarterly financial statements. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; (ii) lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of the Common Shares; (iii) the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Corporation’s securities to be delisted from the NYSE or TSXV, further reducing market liquidity.
As a result of any of these factors, the market price of the Common Shares is subject to fluctuations and may not accurately reflect the Corporation’s long-term value at any given point in time. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
USE OF PROCEEDS
Business Objectives and Milestones
The Corporation is a Québec-based company striving to become a key contributor to the sustainable energy revolution. The Corporation is working towards developing a fully integrated source of carbon-neutral battery Anode Material in Québec, Canada for the growing LiB and fuel cell markets, and other VAPs. With high ESG standards, the Corporation aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.
The Corporation’s activities are currently focused on the Matawinie Mine Project and the Bécancour Battery Material Plant Project, both of which are progressing concurrently towards commercial operations. The Corporation is also exploring the potential of developing and operating the Uatnan Mining Project.
In particular, the main objectives the Corporation expects to accomplish within the next 12 to 15 months from the date of this Prospectus Supplement are, in no particular order, the following:
•
Continuation of safe operations and environmental stewardship at the Phase 1 facilities and construction sites, anchored in the Corporation’s zero-harm philosophy.

•
Structuring and securing project financing for the construction and development of the Phase 2 Bécancour Battery Material Plant and the Matawinie Mine Project.

•
Signing of a definitive offtake agreement with an anchor customer for active Anode Material.

•
Advancement of Phase 2 Matawinie Mine Project and Bécancour Battery Material Plant through detailed engineering, procurement, and eventually construction once the final investment decision (“FID”) on both the Matawinie Mine Project and Bécancour Battery Material Plant Project is reached.

•
Continued dialogue and engagement with local stakeholders, including the First Nations communities of Manawan (Atikamekw), Wôlinak (Abénakis) and Pessamit (Innu), to promote a shared perspective, maximize local benefits, and enhance the projects’ integration within their communities.

•
Launch of a feasibility study for the Uatnan Mining Project.

•
Delivering on the Corporation’s sustainability commitment via the Climate Action Plan and pursuing its Sustainability Action Plan to elevate the Corporation’s policies, programs, and partnerships, and improve its global ESG performance.

Use of Proceeds
The estimated net proceeds from the Offering, after deducting the Underwriters’ Fee and the estimated expenses and costs of the Offering payable by the Corporation, will be approximately US$20,180,000 assuming no exercise of the Over-Allotment Option (US$23,282,000 assuming the exercise in full of the Over-Allotment Option). Assuming the completion of the Potential Private Placement at the Offering Price, the net proceeds from the Potential Private Placement, after deducting the anticipated expenses and costs relating thereto, will be approximately US$13,230,000 assuming no exercise of the Potential Private Placement Option (US$15,230,000 assuming the exercise in full of the Potential Private Placement Option).
The net proceeds of the Offering and the Potential Private Placement are expected to be used as set out below:
Sources and Uses of Proceeds
Sources	US$ million	Use of Proceeds		US$ million
		Matawinie Mine Project	Phase 1 — Concentrator Demonstration Plant Operating Costs(1)	1.8
			Phase 2 — Matawinie Mine Project Engineering Services and Owner Costs(2)	4.7
Offering	20.2	Bécancour Battery Material Plant Project	Phase 1 — Battery Material Plant Operating Costs(3)	4.1
			Phase 2 — Battery Material Plant Project Engineering Services and Owner Costs(4)	4.5
		Uatnan Mining Project	Phase 3 — Uatnan Mining Project Engineering Services and Owner Costs(5)	0.7
		General Working Capital and Corporate Expenses(6)		4.4
			Total Offering Proceeds:	20.2
Potential Private Placement		Matawinie Mine Project	Phase 2 — Matawinie Mine Project Engineering Services and Owner Costs(2)	4.0
	13.2	Bécancour Battery Material Plant Project	Phase 2 — Battery Material Plant Project Engineering Services and Owner Costs(4)	6.0
		General Working Capital and Corporate Expenses(6)		3.2
		Total Potential Private Placement Proceeds:		13.2
Total Sources:	33.4		Total Proceeds:	33.4

Notes:
(1)
Covers nine months of the Concentrator Demonstration Plant operating costs, namely building rental, energy, consumables and manpower costs.

(2)
Covers the costs to advance the detailed engineering and the manpower costs associated with the Phase 2 — Matawinie Mine Project.

(3)
Covers nine months of the operating costs of the Battery Material Demonstration Plants expected to be incurred, namely facility rental, energy, consumables, maintenance and manpower costs.

(4)
Covers the costs to advance the detailed engineering and the manpower costs associated with the Phase 2 — Battery Material Plant Project.

(5)
Covers the costs to advance environmental studies, and the engineering studies associated with the Phase 3 — Uatnan Mining Project.

(6)
Covers general working capital and corporate expense needs, including (i) general and administrative expenses, sales and marketing expenses, (ii) expenses associated with the deployment of employee training and business opportunity promotion programs, (iii) expenses associated with the integration of the Upper Matawinie communities, and (iv) expenses associated with marketing and qualification process for graphite concentrate and spherical graphite for international customers.

As at March 31, 2023, the Corporation’s estimated cash and cash equivalents and estimated working capital amounted to $48,803 and to $44,126 (in thousands of dollars), respectively. Together with the contemplated Offering, the Corporation expects to have sufficient financial resources in order to fund its operations up to June 2024. The Corporation is currently focusing on operating its Phase 1 facilities and advancing the engineering for its Phase 2 projects. During this period, the Corporation expects to incur operating costs, capital expenditures and working capital variations in the estimated amount of $70,000 (in thousands of dollars). See “Risk Factors — Negative Operating Cash Flow (in thousands of dollars)” in this Prospectus Supplement.
If the Over-Allotment Option is exercised in full, the Corporation will receive additional net proceeds of US$3,102,000 after deducting the Underwriters’ Fee only. If the Potential Private Placement Option is exercised in full, the Corporation will receive additional net proceeds of approximately US$2,000,000. The net proceeds from the exercise of the Over-Allotment Option and the Potential Private Placement Option, if any, are expected to be applied towards the general working capital and corporate expense needs of the Corporation.
The Corporation intends to use the proceeds from the Offering and the Potential Private Placement as described above, but such use will depend on its operating needs, the implementation of its strategic plan and changes in the prevalent business environment and operating conditions. The allocation outlined above represents the Corporation’s current intention with respect to its use of proceeds from the Offering, the Potential Private Placement and other available funds based on current knowledge and planning by management of the Corporation. There may be circumstances where, for sound business reasons, the Corporation may reallocate the use of proceeds of the Offering. See “Risk Factors — The Corporation may use the proceeds from the sale of the Offered Shares for purposes other than those set out in this Prospectus Supplement” and “Risk Factors — It is Uncertain Whether the Potential Private Placement Will be Completed” in this Prospectus Supplement, and “Risk Factors — Risks Related to An Offering of Securities — Discretion in the Use of Proceeds” in the Prospectus.
Negative Operating Cash Flow (in thousands of dollars)
The Corporation has no history of revenues from its operating activities. The Corporation’s cash and cash equivalents amounted to $59,924 and $62,355 as at December 31, 2022 and as at December 31, 2021, respectively. During the fiscal years ended December 31, 2022 and December 31, 2021, the Corporation had negative cash flow usage from operating activities of $44,881 and $34,325, respectively. For the fiscal year ended December 31, 2022, the Corporation has had an average monthly cash expenditure rate of approximately $6,073 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development costs. For the fiscal year ended December 31, 2022, the Corporation recorded a net loss and comprehensive loss of $47,714. As at December 31, 2022, the Corporation had working capital of $57,819 and current liabilities of $16,105. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved at the Matawinie Mine Project and/or the Bécancour Battery Material Plant Project.

To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to allocate a portion of its existing working capital to fund such negative cash flow or the Corporation may adjust the expenditure rate to preserve liquidity. See “Risk Factors — Negative Operating Cash Flow (in thousands of dollars)” in this Prospectus Supplement.
Additional financing will be needed to bring the Matawinie Mine Project and the Bécancour Battery Material Plant Project to commercial production, which may require the issuance of additional securities of the Corporation. The issuance of additional securities and the exercise of Common Share purchase warrants, options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares. See “Risk Factors — Dilution” in this Prospectus Supplement and “Risk Factors — Risks Related to An Offering of Securities — Dilution” in the Prospectus.

CONSOLIDATED CAPITALIZATION
There has been no material change in the capitalization of the Corporation since the date of its most recently filed financial statements, being the Financial Statements, other than the cancellation of an aggregate 487,804 options and the grant of an aggregate 453,048 options, entitling the holder thereof to purchase an aggregate of 453,048 Common Shares at an exercise price of $8.20.
The following table represents the Corporation’s share capital (i) as at December 31, 2022, (ii) as at the date of this Prospectus Supplement, (iii) on a pro forma basis, as at the date of this Prospectus Supplement and after giving effect to the Offering (assuming no exercise of the Over-Allotment Option), and (iv) on a pro forma basis, as at the date of this Prospectus Supplement and after giving effect to the Offering or the Potential Private Placement (assuming no exercise of the Over-Allotment Option and the Potential Private Placement Option). It should be read in conjunction with the Financial Statements and the MD&A, including the notes thereto, which are incorporated by reference herein.
	As at December 31, 2022	As at the date of this Prospectus Supplement	After Giving Effect to the Offering	After Giving Effect to the Offering and the Potential Private Placement
Common Shares and Warrants	$210,786,026 (55,873,898 Common Shares)	$210,786,026 (55,873,898 Common Shares)	$238,083,512 ([ • ] Common Shares)(1)	$255,980,313 ([ • ] Common Shares)(2)(3)
Options	(3,911,804 options)	(3,877,048 options)(4)	(3,877,048 options)(4)	(3,877,048 options)(4)
Common Shares reserved for Issuance	(160,976 Common Shares)(5)	(395,015 Common Shares)(5)	(395,015 Common Shares)(5)	(395,015 Common Shares)(5)
Convertible Notes (as defined herein)	Nominal value CAD$67,204,301 (US$50,000,000) Convertible Notes(6)	Nominal value CAD$67,204,301 (US$50,000,000) Convertible Notes(6)	Nominal value CAD$67,204,301 (US$50,000,000) Convertible Notes(6)	Nominal value CAD$67,204,301 (US$50,000,000) Convertible Notes(6)

Notes:
(1)
If the Over-Allotment Option is exercised in full, [   •   ] Common Shares.

(2)
Assuming the completion of the Potential Private Placement at the Offering Price.

(3)
If the Over-Allotment Option and the Potential Private Placement Option are exercised in full, [   •   ] Common Shares.

(4)
Total dollar value that the Corporation would receive, assuming all the options outstanding as of the date of this Prospectus Supplement are exercised before their expiry dates, amounts to $28,759,779.

(5)
Total number of Common Shares to be issued by the Corporation for the settlement of the interest owed to IQ, Pallinghurst Bond and Mitsui in connection with the Convertible Notes issued under the 2022 Private Placement. These Common Shares will be issued at maturity of the instrument or if a conversion occurs, whichever is first.

(6)
Up to 10,000,000 Common Shares and 10,000,000 Common Share purchase warrants may be issued upon conversion of the Convertible Notes issued under the 2022 Private Placement. The holder of a Convertible Note, at any time before maturity, can convert the outstanding principal amount into units for US$5/unit. Each unit comprises one Common Share and one Common Share purchase warrant. The Common Share purchase warrants can be used to subscribe for one Common Share at an exercise price of US$5.70/ Common Share for a period of 24 months from the date of conversion of the Convertible Note. The Corporation also has the option to pay interest in cash; or subject to TSXV approval, to settle the interest to be paid in Common Shares at the US dollar equivalent of the TSXV share market price on the due date of the interest payment.

DESCRIPTION OF SECURITIES OFFERED
The Offering consists of the issuance of [   •   ] Offered Shares for aggregate gross proceeds of US$22,000,000 (up to a maximum of [   •   ] Offered Shares for aggregate gross proceeds of US$25,300,000 should the Over-Allotment Option be exercised in full). Assuming the completion of the Potential Private Placement for aggregate gross proceeds of approximately US$13,330,000 (approximately US$15,330,000 assuming the full exercise of the Potential Private Placement Option), additional Common Shares will be issued by the Corporation following the closing of the Potential Private Placement. See “Consolidated Capitalization” in this Prospectus Supplement and the Prospectus.
Common Shares
The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, there were 55,873,898 Common Shares issued and outstanding as fully paid and non-assessable. The holders of Common Shares are entitled to one vote per Common Share at all shareholder meetings. They are also entitled to dividends, if, as and when declared by the Board of Directors and, upon liquidation or winding-up of the Corporation, to share the residual assets of the Corporation. The Common Shares do not have any pre-emptive, conversion or redemption rights, except as described in the section Description of Capital Structure — Convertible Notes — 2022 Private Placement in the AIF, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares.
PLAN OF DISTRIBUTION
Under the terms and subject to the conditions in the Underwriting Agreement, the Underwriters named below, for whom BMO Nesbitt Burns Inc. and Cormark Securities Inc. are acting as representatives (the “representatives”), have severally agreed to purchase, and the Corporation has agreed to sell to them, the number of Offered Shares indicated below:
Name	Number of Offered Shares
BMO Nesbitt Burns Inc.	[ • ]
Cormark Securities Inc.	[ • ]
Canaccord Genuity Corp.	[ • ]
PI Financial Corp.	[ • ]
TD Securities Inc.	[ • ]
B. Riley Securities Inc.	[ • ]
Evercore Group L.L.C.	[ • ]
H.C. Wainwright & Co. LLC	[ • ]
Roth Capital Partners LLC	[ • ]
Total:	[ • ]
The Underwriters are offering the Offered Shares subject to their acceptance of the Offered Shares from the Corporation and subject to prior sale. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of Offered Shares offered by this Prospectus Supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters may terminate their obligations under the Underwriting Agreement by notice given by the representatives to the Corporation, if after the execution and delivery of the Underwriting Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, the NYSE, the Nasdaq Global Market, the Toronto Stock Exchange or the TSXV, (ii) trading of any securities of the Corporation shall have been suspended on the NYSE or the TSXV, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. federal, New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the representatives’ judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the representatives’ judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Offered Shares on the terms and in the manner contemplated in this Prospectus Supplement. The Underwriters are, however, obligated to take and pay for all of the Offered Shares if any such shares are taken. However, the Underwriters are not required to take or pay for the Offered Shares covered by the Over-Allotment Option unless and until the Over-Allotment Option is exercised.

The Offering is being made concurrently in the United States and in each of the provinces of Canada. The Offered Shares will be offered in the United States through certain of the Underwriters listed above, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The Offered Shares will be offered in each of the provinces of Canada through certain of the Underwriters or their Canadian affiliates who are registered to offer the Offered Shares for sale in such provinces, or through such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer Offered Shares outside of the United States and Canada.
The Underwriters initially propose to offer a portion of the Offered Shares directly to the public and a portion of the Offered Shares to certain dealers, in each case at the Offering Price listed on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price specified on the cover page, the Offering Price may be decreased from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross price paid by the Underwriters to the Corporation. The Offered Shares are being offered in the United States and Canada in U.S. dollars.
The Corporation has granted to the Underwriters an option, exercisable for 30 days from and including the Closing Date, to purchase up to [   •   ] additional Common Shares at the Offering Price, less underwriting discounts and commissions. The Underwriters may exercise the Over-Allotment Option solely for the purpose of covering the Underwriters’ over-allocation position, if any, made in connection with the initial offering of the Common Shares offered by this Prospectus Supplement and consequent market stabilization purposes. To the extent the option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same proportion of the additional Common Shares as the number listed next to the Underwriter’s name in the preceding table bears to the total number of Offered Shares listed next to the names of all Underwriters in the preceding table.
The following table shows the price per Offered Share and total price to the public, Underwriters’ discounts and commissions and the net proceeds to the Corporation. These amounts are shown assuming both no exercise and full exercise of the Over-Allotment Option.
	No Exercise (per Offered Share)	Full Exercise (per Offered Share)	No Exercise (total)	Full Exercise (total)
Price to the Public	US$[ • ]	US$[ • ]	US$22,000,000	US$25,300,000
Underwriters’ Discounts and Commissions	US$[ • ]	US$[ • ]	US$1,320,000	US$1,518,000
Net Proceeds to the Corporation	US$[ • ]	US$[ • ]	US$20,680,000	US$23,782,000
The expenses of the Offering, estimated to be approximately US$500,000, will be paid for by the Corporation out of the gross proceeds of the Offering.
The TSXV has conditionally approved the listing of the Offered Shares and the Over-Allotment Shares, subject to the Corporation fulfilling all of the listing requirements of the TSXV on or before [   •   ], 2023. In addition, the Corporation has applied to list the Offered Shares distributed under this Prospectus Supplement on the NYSE. Listing will be subject to the Corporation fulfilling all the listing requirements of the NYSE and of the TSXV.
The Corporation, all its directors and officers (each, a “locked-up party”), collectively representing 5.00% of its outstanding shares calculated on a partially diluted basis (assuming that the underlying Common Shares to the outstanding options and the Convertible Notes were issued) have agreed that, without the prior written consent of the representatives on behalf of the Underwriters, they will not, during the period ending 90 days after the Closing Date (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares (collectively, the “subject shares”) or any securities convertible into or exercisable or exchangeable for any subject shares or publicly disclose the intention to do so; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the subject shares or such other securities;

whether any such transaction described above is to be settled by delivery of subject shares or such other securities, in cash or otherwise. In addition, the Corporation and each such locked-up party have agreed that, without the prior written consent of the representatives, on behalf of the Underwriters, the Corporation or such locked-up party will not, during the restricted period, make any demand for or exercise any right with respect to, the registration or qualification for distribution of any subject shares or any security convertible into or exercisable or exchangeable for any subject shares.
In respect of the directors and officers of the Corporation, the restrictions described in the immediately preceding paragraph do not apply to:
•
the sale of Common Shares in relation to the exercise of options by certain officers and directors up to but not exceeding 300,000 Common Shares;

•
transactions relating to the subject shares or other securities acquired in open market transactions after the completion of the Offering; provided that no filing or public announcement under Section 16(a) of the Exchange Act, under any Canadian securities laws or otherwise is required or voluntarily made during the restricted period in connection with any such subsequent sales of the subject shares or other securities acquired in such open market transactions;

•
the exercise of stock options or other similar awards granted pursuant to the Corporation’s equity incentive plans or the vesting or settlement of awards granted pursuant to the Corporation’s equity incentive plans (including the delivery and receipt of subject shares, other awards or any securities convertible into or exercisable or exchangeable for subject shares in connection with such vesting or settlement), provided that the foregoing restrictions shall apply to any locked-up party’s subject shares or any security convertible into or exchangeable for such shares issued or received upon such exercise, vesting or settlement;

•
transfers of subject shares or any security convertible into or exercisable or exchangeable for such shares: (i) as a bona fide gift or a charitable donation, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document; (ii) if the locked-up party is a natural person, to a member of the immediate family of such locked-up party, any trust or other like entity for the direct or indirect benefit of such locked-up party or the immediate family of such locked-up party or to a corporation, partnership, limited liability company or other entity of which such locked-up party and the immediate family of such locked-up party are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity; and (iii) if the locked-up party is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of such locked-up party or any affiliate (as defined in Rule 405 under the U.S. Securities Act), wholly owned subsidiary, limited partner, member or stockholder of such locked-up party, to any affiliate, wholly owned subsidiary, limited partner, member or stockholder of such locked-up party or to any investment fund or other entity controlled or managed by such locked up-party; provided that in the case of any transfer or distribution pursuant to this paragraph, other than a charitable donation, no public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws, reporting a reduction in beneficial ownership of the subject shares, shall be required or shall be voluntarily made during the restricted period; and provided that in each case, such transfer shall not involve a disposition for value;

•
(A) the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of subject shares, provided that (i) such plan does not provide for the transfer or modification of such shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian securities laws, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer or modification of such shares may be made under such plan during the restricted period, and (B) the termination of any trading plan established pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of subject shares;

•
the transfer of subject shares or any security convertible into or exercisable or exchangeable for such shares to the Corporation, pursuant to agreements or rights in existence on the date hereof under which the Corporation has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the locked-up party’s employment or other service relationship with the Corporation; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to the Corporation pursuant to the circumstances described above;

•
the transfer of subject shares or any securities convertible into or exercisable or exchangeable for such shares from a locked-up party to the Corporation (or the purchase and cancellation of same by the Corporation) upon a vesting event of the Corporation’s securities or upon the exercise of options to purchase such shares by a locked-up party, in each case on a “cashless” or “net exercise” basis, or to cover tax withholding obligations of such locked-up party in connection with such vesting or exercise; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made pursuant to the circumstances described in this bullet;

•
the transfer of subject shares or any security convertible into or exercisable or exchangeable for such shares pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of such shares involving a change of control of the Corporation, provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, such shares owned by such locked-up party shall remain subject to the restrictions described in the immediately preceding paragraph;

•
the exercise of any right with respect to, or the taking of any other action in preparation for, a registration by the Corporation of subject shares or any securities convertible into or exercisable or exchangeable for such shares, provided that no transfer of a locked-up party’s shares proposed to be registered pursuant to the exercise of such rights shall occur, and no registration statement shall be filed, during the restricted period; and further provided that no public announcement regarding such exercise or taking of such action shall be required or shall be voluntarily made during the restricted period; and

•
any transfer of subject shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to the Corporation pursuant to the circumstances described above;

provided that in the case of the third and ninth bullets above, each donee, distributee or transferee, other than a recipient of a charitable donation, shall agree to the restrictions described in the immediately preceding paragraph concurrently with such transfer or distribution.
The restrictions described above do not apply to the Corporation with respect to:
•
the Common Shares to be sold by the Corporation in the Offering;

•
the issuance by the Corporation of subject shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof;

•
the Common Shares to be issued and sold by the Corporation in connection with the Potential Private Placement;

•
subject shares issued or options or other securities granted pursuant to the Corporation’s incentive plans disclosed in the documents incorporated by reference into this Prospectus Supplement;

•
the filing by the Corporation of one or more registration statements on Form S-8;

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of subject shares, provided that such plan does not provide for the transfer of subject shares during the restricted period and that to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Corporation regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of subject shares may be made under such plan during the restricted period; or
•
the entry into an agreement providing for the issuance by the Corporation of Common Shares or any security convertible into or exercisable for Common Shares in connection with the acquisition by the Corporation or any of its subsidiaries of the securities, technology, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Corporation in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement, or the entry into an agreement providing for the issuance of Common Shares or any security convertible into or exercisable for Common Shares in connection with joint ventures, commercial relationships, debt financings, charitable contributions or other strategic corporate transactions, and the issuance of any such securities pursuant to any such agreement; provided that in the case of this exception, the aggregate number of Common Shares that the Corporation may sell or issue or agree to sell or issue pursuant to this exception shall not exceed 10% of the total number of subject shares issued and outstanding immediately following the completion of the Offering and provided further that, each recipient of Common Shares or securities convertible into or exercisable or exchangeable for Common Shares issued pursuant to this exception shall execute a lock-up agreement substantially in the form entered into by the Corporation’s other securityholders in connection with the Offering.

The representatives, in their sole discretion, may release the subject shares subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may sell more shares than they are obligated to purchase under the Underwriting Agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the Underwriters under the Over-Allotment Option. The Underwriters can close out a covered short sale by exercising the Over-Allotment Option or purchasing Common Shares in the open market. In determining the source of Common Shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of Common Shares compared to the price available under the Over-Allotment Option. The Underwriters may also sell Common Shares in excess of the Over-Allotment Option, creating a naked short position. The Underwriters may close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. As an additional means of facilitating the Offering, the Underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of such shares. These activities may raise or maintain the market price of the Common Shares above independent market levels or prevent or retard a decline in the market price of the Common Shares. The Underwriters are not required to engage in these activities and may end any of these activities at any time.
In accordance with Canadian securities laws, the Underwriters may not, throughout the period of distribution, bid for or purchase the Common Shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian securities regulatory authorities and the TSXV, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the Offering and pursuant to the first exception mentioned above, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the Common Shares. They may also cause the price of the Common Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions on the NYSE, the TSXV or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.

The Corporation has agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify the Corporation, against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities laws.
The accompanying Prospectus as supplemented by this Prospectus Supplement in electronic format may be made available on websites maintained by one or more Underwriters or selling group members, if any, participating in the Offering. The representatives may agree to allocate a number of Offered Shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to Underwriters that may make internet distributions on the same basis as other allocations.
Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offering is expected to close on or about [   •   ], 2023 or such later date as the Corporation and the Underwriters may agree but, in any event, not later than [   •   ], 2023.
Under Rule 15c6-1 under the Exchange Act, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Offered Shares on the date of pricing will be required, by virtue of the fact that the Offered Shares initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Shares who wish to trade the Offered Shares on the date of pricing should consult their own advisors.
Conflicts of Interest
The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for the Corporation, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve the Corporation’s securities and instruments. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
The price of the Offered Shares was determined by negotiation between the Corporation and the Underwriters, with reference to the then-current market price of the Common Shares.
Selling Restrictions Outside of the United States and Canada
Other than in the United States and Canada, no action has been taken by the Corporation that would permit a public offering of the Offered Shares in any jurisdiction outside the United States and Canada where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

PRE-EMPTIVE RIGHTS AND POTENTIAL PRIVATE PLACEMENT
Pursuant to the terms and conditions of (i) an investment agreement entered into between the Corporation and IQ on November 8, 2022, (ii) a second amended and restated investment agreement entered into between the Corporation and the Pallinghurst Parties on November 8, 2022, and (iii) a side letter agreement entered into between the Corporation and Mitsui on November 8, 2022, the Corporation granted each of IQ, the Pallinghurst Parties and Mitsui Pre-Emptive Rights to participate to the Corporation’s subsequent offerings to subscribe and acquire such number of Common Shares as would result in the pro rata interest of each of IQ, the Pallinghurst Parties and Mitsui, individually, immediately following completion of such offering, being equal to the pro rata interest of each of IQ, the Pallinghurst Parties and Mitsui, individually, immediately prior to such offering, on the same terms and conditions of such offering. Accordingly, shortly following the closing of the Offering, if any of IQ, the Pallinghurst Parties or Mitsui exercises their Pre-Emptive Rights, the Corporation may complete the non-brokered Potential Private Placement of Common Shares, at a price per Common Share which will not be less than the Offering Price, for maximum gross proceeds of approximately US$[   •   ]. In addition, the shareholders participating in the Potential Private Placement will have the Potential Private Placement Option to purchase, at the Offering Price, such number of additional Common Shares as is equal to 15% of the initial number of Common Shares under the Potential Private Placement in the event of the full exercise of the Over-Allotment Option under the Offering (or such lesser number of Common Shares as is proportionate to any lesser exercise of the Over-Allotment Option). The Potential Private Placement will be made pursuant to an exemption from Canadian prospectus requirements and the Common Shares issued pursuant thereto will be subject to restrictions on resale for a period of four months and one day from the closing of the Potential Private Placement under applicable Canadian securities legislation. The Potential Private Placement is expected to close within 45 days following the filing of the final version of this Prospectus Supplement.
The Common Shares sold pursuant to the Potential Private Placement will not be qualified under this Prospectus Supplement. The completion of the Potential Private Placement will be subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals, including the conditional approval of the TSXV and the authorization of the NYSE. Closing of the Potential Private Placement is conditional upon closing of the Offering; however, closing of the Offering is not conditional upon closing of the Potential Private Placement. There can be no assurance that the Potential Private Placement will close as contemplated or at all. See “Risk Factors — It is Uncertain Whether the Potential Private Placement Will be Completed” in this Prospectus Supplement.
PRIOR SALES
During the 12-month period prior to the date of this Prospectus Supplement, the Corporation issued securities as provided in the following table.

Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security ($)
April 8, 2022	3,000 Common Shares(1)	8.20
April 11, 2022	13,784 Common Shares(1)	7.99
April 11, 2022	3,000 Common Shares(2)	1.95
April 12, 2022	7,729 Common Shares(1)	7.92
April 12, 2022	1,000 Common Shares(2)	7.00
April 13, 2022	3,900 Common Shares(1)	8.05
April 14, 2022	40,507 Common Shares(1)	8.18
April 18, 2022	75,400 Common Shares(1)	8.26
April 20, 2022	4,200 Common Shares(1)	8.23
April 21, 2022	33,801 Common Shares(1)	8.34
April 25, 2022	2,336 Common Shares(1)	8.21
April 26, 2022	1,400 Common Shares(1)	7.87
April 28, 2022	8,014 Common Shares(1)	7.71
April 29, 2022	50,563 Common Shares(1)	7.89
May 2, 2022	30,470 Common Shares(1)	7.89
May 3, 2022	13,215 Common Shares(1)	7.84
May 4, 2022	100,000 Common Shares(1)	7.82
May 5, 2022	4,789 Common Shares(1)	8.09
May 6, 2022	19,800 Common Shares(1)	8.11
May 16, 2022	26,000 options	6.74
May 20, 2022	20,000 Common Shares(2)	1.85
May 24, 2022	2,100 Common Shares(1)	7.08
May 24, 2022	500 Common Shares(1)	7.19
May 25, 2022	5,501 Common Shares(1)	6.83
May 26, 2022	1,000 Common Shares(1)	6.76
May 27, 2022	5,591 Common Shares(1)	6.90
May 31, 2022	15,583 Common Shares(1)	6.92
June 1, 2022	12,402 Common Shares(1)	6.96
June 1, 2022	7,121 Common Shares(1)	6.91
June 2, 2022	20,000 Common Shares(2)	2.35
June 2, 2022	18,575 Common Shares(1)	6.98
June 6, 2022	900 Common Shares(1)	6.90
July 11, 2022	10,000 Common Shares(2)	3.20
July 13, 2022	10,000 Common Shares(2)	3.20
August 11, 2022	4,000 Common Shares(2)	4.20
August 24, 2022	10,000 Common Shares(2)	3.10
August 24, 2022	20,000 Common Shares(2)	2.35
September 9, 2022	15,000 Common Shares(2)	3.20
September 9, 2022	15,000 Common Shares(2)	2.35
September 9, 2022	20,000 Common Shares(2)	1.85
September 16, 2022	10,000 Common Shares(2)	3.40
November 9, 2022	10,000 Common Shares(2)	4.20
November 14, 2022	191,500 options	6.48
November 22, 2022	6,000 Common Shares(2)	4.20
February 17, 2023	453,048 options(3)	8.20

Notes:
(1)
Issued under the ATM Offering.

(2)
Issued following the exercise of options.

(3)
Options granted to certain option holders following the cancellation of 487,804 options held by such option holders following adjustments made to their respective option agreements.

TRADING PRICE AND VOLUME
The issued and outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “NOU”, on the NYSE under the symbol “NMG” and on the Frankfurt Stock Exchange under the symbol “NM9A”. The issued and outstanding Common Shares were listed and posted for trading on the OTCQX under the symbol “NMGRF” until May 21, 2021. On April 10, 2023, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSXV was $6.57 and on the NYSE was US$4.82.
TSXV
The following table sets forth trading information for the Common Shares on the TSXV (as reported by www.money.tmx.com) during the 12-month period prior to the date of this Prospectus Supplement.
Month	High ($)(1)	Low ($)(2)	Trading Volume(3)
April 2022	9.04	7.45	1,526,925
May 2022	8.26	6.40	894,768
June 2022	7.62	6.05	667,809
July 2022	7.05	4.36	833,648
August 2022	8.31	5.68	846,501
September 2022	9.00	6.85	932,283
October 2022	7.85	6.28	331,554
November 2022	6.78	6.10	262,508
December 2022	6.56	4.81	608,188
January 2023	6.99	5.17	599,147
February 2023	8.00	6.42	928,174
March 2023	7.85	6.11	758,390
April 1st to April 10, 2023	7.25	6.50	84,092

Notes:
(1)
Includes intra-day high prices.

(2)
Includes intra-day low prices.

(3)
Total volume traded in the relevant period.

NYSE
The following table sets forth trading information for the Common Shares on the NYSE (as reported by www.nyse.com) during the 12-month period prior to the date of this Prospectus Supplement.

Month	High ($)(1)	Low ($)(2)	Trading Volume(3)
April 2022	7.30	5.80	1,529,498
May 2022	6.50	4.92	1,442,056
June 2022	6.00	4.69	1,398,539
July 2022	5.40	3.38	1,361,011
August 2022	6.46	4.37	1,144,811
September 2022	6.99	5.03	2,831,419
October 2022	5.77	4.60	947,353
November 2022	5.15	4.48	599,792
December 2022	4.87	3.57	655,408
January 2023	5.23	3.78	763,935
February 2023	5.97	4.82	1,282,758
March 2023	5.70	4.40	974,586
April 1st to April 10, 2023	5.40	4.82	115,502

Notes:
(1)
Includes intra-day high prices.

(2)
Includes intra-day low prices.

(3)
Total volume traded in the relevant period.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Stein Monast L.L.P., Canadian legal counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian legal counsel to the Underwriters, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder (“Regulations”) generally applicable to an investor who acquires, as beneficial owner, the Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation and the Underwriters; (ii) is not affiliated with the Corporation and the Underwriters; and (iii) acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder: (a) that is a “financial institution” within the meaning of the Tax Act for the purposes of the “mark-to-market rules” contained in the Tax Act; (b) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that elects or has elected to report its “Canadian tax results” for purposes of the Tax Act, in a currency other than Canadian currency; (e) that is exempt from tax under the Tax Act; (f) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” each as defined under the Tax Act, with respect to the Offered Shares; or (g) that receives dividends on Offered Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of acquiring Offered Shares pursuant to the Offering.
Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident person or group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to their own particular circumstances of acquiring Offered Shares pursuant to the Offering.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.
This summary is based on the current provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance of Canada prior to the date hereof (the “Tax Proposals”), the current provisions of the Canada-United States Tax Convention (1980) as amended (the “Canada-U.S. Tax Convention”), and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative, regulatory, administrative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holders, and no representations concerning the income tax consequences to any particular Holder or prospective Holder are made. Accordingly, Holders should consult their own tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.
Residents of Canada
This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is (or is deemed to be) resident in Canada (a “Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian Security”, as defined in the Tax Act, owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Such Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.
Dividends on Offered Shares
A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.
In the case of a Resident Holder who is an individual (including certain trusts), dividends received or deemed to be received on the Offered Shares will be included in the Resident Holder’s income in that taxation year and will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received or deemed to be received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends” in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends and deemed dividends as “eligible dividends” and the Corporation has made no commitments in this regard.
In the case of a Resident Holder who is an individual (including certain trusts), dividends received or deemed to be received on the Offered Shares may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.
In the case of a Resident Holder that is a corporation, dividends received or deemed to be received on the Offered Shares will be included in the Resident Holder’s income for that taxation year and will generally be deductible in computing its taxable income for that taxation year, subject to all relevant restrictions under the

Tax Act. In certain circumstances, a taxable dividend received or deemed to be received by a Resident Holder that is a corporation may be deemed to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors with respect to the application of subsection 55(2) of the Tax Act having regard to their own circumstances.
A Resident Holder that is a “private corporation” (as defined in the Tax Act) or “subject corporation” (as defined for the purposes of Part IV of the Tax Act), will generally be liable to pay an additional tax under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. Such additional tax may be refundable in certain circumstances. Resident Holders that are corporations should consult their own tax advisors regarding their own circumstances.
A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (“CCPC”), as defined in the Tax Act, may be liable to pay an additional tax (refundable under certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income for the taxation year. The Tax Proposals announced by the Minister of Finance of Canada on April 7, 2022 and contained in draft legislation dated August 9, 2022 propose to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in the Tax Proposals. Such Resident Holders should consult their own tax advisors.
Dispositions of Offered Shares
A Resident Holder who disposes of, or is deemed to have disposed of an Offered Shares (other than to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public) will generally realize a capital gain (or incur a capital loss), in the taxation year of the disposition, equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of (i) the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and (ii) any reasonable cost of disposition. The adjusted cost base to a Resident Holder of the Offered Share will be determined by averaging the adjusted cost base to the Resident Holder of the Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Shares) of all other Common Shares (if any) held by the Resident Holder as capital property at that time and by making certain other adjustments required under the Tax Act. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is generally required to deduct one-half of any capital loss (an “allowable capital loss”) realized in a taxation year against taxable capital gains realized in that taxation year. Allowable capital losses in excess of taxable capital gains realized in a taxation year of disposition may generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years (but not against other income), to the extent and under the circumstances prescribed by the Tax Act.
If the Resident Holder is a corporation, any capital loss realized on the disposition or deemed disposition of an Offered Share may, in certain circumstances, be reduced by the amount of any dividends which have been previously received or deemed to have been received by the Resident Holder on such Offered Share (or on a share for which such Offered Share has been substituted), to the extent and in circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.
A Resident Holder that is throughout the relevant taxation year a CCPC may be liable to pay an additional tax (refundable under certain circumstances) on its “aggregate investment income”, as defined in the Tax Act, including taxable capital gains realized on the disposition of Offered Shares. The Tax Proposals announced by the Minister of Finance of Canada on April 7, 2022 and contained in draft legislation dated August 9, 2022 propose to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in the Tax Proposals. Such Resident Holders should consult their own tax advisors.
Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard. Resident Holders who are individuals should consult their own tax advisors in this regard.
Non-Residents of Canada
The following portion of this summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not and will not use or hold, and will not be deemed to use or hold, Offered Shares in, or in the course of, carrying on a business or part of a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that is “registered non-resident insurer” or that is an “authorized foreign bank” as defined in the Tax Act. Such Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.
Dividends on Offered Shares
Dividends paid or credited, or deemed to be paid or credited under the Tax Act, to a Non-Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which such Non-Resident Holder is entitled under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, such rate is normally reduced under the Canada-U.S. Tax Convention to 15% of the gross amount of the dividend if the beneficial owner of such dividend is a Non-Resident Holder who is a resident of the United States that is entitled to full benefits under the Canada-U.S. Tax Convention (a “U.S. Holder”). The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a corporation that owns at least 10% of the voting stock of the Corporation. Non-Resident Holders are advised to consult their tax advisors in this regard.
Dispositions of Offered Shares
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Offered Shares, unless the Offered Shares are, or are deemed to be, “taxable Canadian property”, as defined in the Tax Act, of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. In addition, capital losses arising on a disposition or deemed disposition of Offered Shares will not be recognized under the Tax Act, unless the Offered Shares constitute “taxable Canadian property”, as defined in the Tax Act, at the time of the disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.
Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act, (which currently includes the TSXV) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition of Offered Shares the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons who do not deal at arm’s length with the Non-Resident Holder, or any combination of such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation, and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property”, “timber resource property”, each as defined in the Tax Act, and options in respect of, or interests in, or for civil law rights in any such property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be “taxable Canadian property”, as defined in the Tax Act, to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.
If Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non Resident Holder is resident at the time of their disposition, then the disposition of the Offered Shares by such Non-Resident Holder will generally be subject to the same Canadian income tax consequences applicable to a Resident Holder with respect to the disposition of such Resident Holder’s Offered Shares, as discussed above under the headings “Residents of Canada — Dispositions of Offered Shares” and “Residents of Canada — Taxation of Capital Gains and Capital Losses”.
Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion describes certain material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Common Shares by U.S. Holders (as defined herein). This discussion applies only to U.S. Holders that acquire Common Shares pursuant to the Offering and hold such Common Shares as capital assets (generally, assets held for investment purposes). This discussion is based on the Internal Revenue Code of 1986 (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, and the Canada-U.S. Tax Convention, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, underwriters, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, qualified retirement plans, individual retirement accounts, other tax-deferred accounts, regulated investment companies, real estate investment trusts, certain expatriates, former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own, have owned, or will own, directly, indirectly or through attribution, 10% or more of the voting power or value of the shares of the Corporation, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities, S corporations (and shareholders therein), persons that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code, persons subject to the alternative minimum tax, or persons that hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States or that are otherwise subject to taxing jurisdictions other than, or in addition to, the United States). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, Medicare net investment income tax or alternative minimum tax consequences or the requirements of Section 451 of the Code with respect to conforming the timing of income accruals to financial statements. In addition, except as specifically set forth below, this discussion does not discuss applicable tax reporting requirements.
No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to US Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. This discussion does not address the tax consequences to any such entity or arrangement or partner. Any such entity or arrangement (and partners thereof) should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the acquisition, ownership and disposition of Common Shares.

Persons considering an investment in Common Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
Passive Foreign Investment Company Consequences
In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of the value of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Based on the current profile of the Corporation’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Corporation believes that it likely was a PFIC for its most recently completed taxable year. While the Corporation has not made a determination of expected PFIC status for the current taxable year, there is a risk that it may be a PFIC in the current taxable year and in the foreseeable future. The Corporation’s PFIC status for any taxable year under the income test may depend on the ratio of its passive investment income to the total amount of its gross income, as calculated for U.S. federal income tax purposes and taking into account its proportionate share of any income of any entity in which it directly or indirectly holds 25% or more (by value) of the equity. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. Furthermore, the Corporation’s annual PFIC status can be determined only after the end of each taxable year, and is based on the composition of its gross income, the value of its assets (including goodwill), market capitalization and activities in a given year. The Corporation therefore cannot express a view as to whether it will be a PFIC for the current or any future taxable year, and U.S. investors should invest in the Common Shares only if they are willing to bear the U.S. federal income tax consequences of an investment in a PFIC.
If the Corporation is a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not the Corporation continues to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which the Corporation is a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to this amount.
If the Corporation is a PFIC for any year during which a U.S. Holder holds Common Shares, the Corporation must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless the Corporation ceases to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which the Corporation qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless the Corporation subsequently becomes a PFIC.
If the Corporation is a PFIC for any taxable year during which a U.S. Holder holds Common Shares and one of the subsidiaries of the Corporation is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not directly receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its own tax advisors regarding the application of the PFIC rules to the subsidiaries of the Corporation.
If the Corporation is a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for the Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” The Common Shares will be marketable stock as long as they remain listed on the NYSE and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which the Corporation is a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to Common Shares for any taxable year during which the Corporation is not a PFIC, but will remain in effect with respect to any subsequent taxable year in which the Corporation becomes a PFIC. Such election will not apply to any non-U.S. subsidiaries that the Corporation may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that the Corporation may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.
The tax consequences that would apply if the Corporation is a PFIC would also be different from those described above if a U.S. Holder were to make a valid qualified electing fund (“QEF”) election. U.S. Holders should be aware that, for each tax year, if any, that the Corporation is a PFIC, the Corporation can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF election with respect to the Corporation, and as a result, a QEF election may not be available to U.S. Holders.
Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the acquisition, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of Common Shares of a PFIC.
Distributions
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of the current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the Corporation. To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of the current and accumulated earnings and profits of the Corporation, it will be treated first as a tax-free return of capital and reduce the adjusted tax basis (but not below zero) of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain from the sale or exchange of such Common Shares as described in “— Sale, Exchange or Other Disposition of Common Shares,” below. Because the Corporation may not account for the earnings and profits of the Corporation in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from certain other corporations.
Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain requirements are met.
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. The Corporation believes that it qualifies as a resident of Canada for purposes of, and is eligible for the benefits of, the Canada-U.S. Tax Convention, which the IRS has determined is satisfactory for purposes of the qualified dividend rules, although there can be no assurance in this regard. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the Canada-U.S. Tax Convention is applicable, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period. Each non-corporate U.S. Holder is advised to consult its own tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances. However, notwithstanding the foregoing, non-corporate U.S. Holders will not be eligible for preferential tax rates on any dividends received from the Corporation if it is a PFIC in the taxable year in which such dividends are paid or in the proceeding taxable year. As discussed above under “— Passive Foreign Investment Company Consequences,” the Corporation believes that it was likely a PFIC during its most recently completed taxable year and that there is a risk it may be classified as a PFIC in the current taxable year and in any given future taxable year.
The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt, regardless of whether such foreign currency is converted into U.S. dollars at that time. A U.S. Holder will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
In general, any Canadian withholding tax imposed on dividend payments in respect of the Common Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder is urged to consult its own tax advisor regarding the foreign tax credit rules.
Sale, Exchange or Other Disposition of Common Shares
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of the Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise and an election is properly made under the Code.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets), IRS Form 8621, if the Common Shares are shares in a PFIC as described above under “— Passive Foreign Investment Company Consequences” and, in certain cases, IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation). Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Distributions on, and proceeds from the sale or other disposition of Common Shares, may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding and information reporting rules.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from certain of the Corporation’s directors and officers (included on the signature page to the Registration Statement); (iii) the consent of PricewaterhouseCoopers LLP; (iv) the consent of Stein Monast L.L.P.; (v) the consent of Blake, Cassels & Graydon LLP; (vi) the Underwriting Agreement described under the heading “Plan of Distribution”; and (vii) the consents of the “qualified persons” referred to in this Prospectus Supplement and the Registration Statement or documents incorporated by reference herein and therein.
LEGAL MATTERS
Certain legal matters relating to Canadian law with respect to the Offering will be passed on behalf of the Corporation by Stein Monast L.L.P. and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Certain legal matters relating to United States law with respect to the Offering will be passed on behalf of the Corporation by Dorsey & Whitney LLP and on behalf of the Underwriters by Goodwin Procter LLP.
As of the date of this Prospectus Supplement, the “designated professionals” (as such term is defined in Form 51-102F2 — Annual Information Form to Regulation 51-102 respecting Continuous Disclosure

Obligations) of Stein Monast L.L.P. and Blake, Cassels & Graydon LLP, each as a group, beneficially own, directly or indirectly, less than 1% of the Corporation’s securities or properties.
INTEREST OF EXPERTS
2022 Technical Report
Certain information of a scientific or technical nature in respect of the Matawinie Graphite Property contained in or incorporated by reference in this Prospectus Supplement is based on the 2022 Technical Report. The authors of the 2022 Technical Report, namely Mr. André Allaire, P.Eng., PhD, Mr. Jeffrey Cassoff, P.Eng., Mr. Bernard-Olivier Martel, P. Geo., Mr. Simon Fortier, P.Eng., and Mr. Yann Camus, P.Eng., have reviewed and approved the scientific and technical information summarized from the 2022 Technical Report and contained in or incorporated by reference in this Prospectus Supplement. The authors of the 2022 Technical Report are considered, by virtue of their education, experience and professional association, to be “qualified person” within the meaning of NI 43-101. To the best of the Corporation’s knowledge, the aforementioned individuals and, as applicable, their firms had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties.
Uatnan Mining Project Report
Certain information of a scientific or technical nature in respect of the Uatnan Mining Property contained in or incorporated by reference in this Prospectus Supplement is based on the Uatnan Mining Project Report. The authors of the Uatnan Mining Project Report, namely Mr. André Allaire, P.Eng., M.Eng., PhD, Mr. Jeffrey Cassoff, P.Eng., Mrs. Vera Gella, P.Eng., Mr. Merouane Rachidi, P.Geo., Ph.D. and Mr. Claude Duplessis, P.Eng have reviewed and approved the scientific and technical information summarized from the Uatnan Mining Project Report and contained in or incorporated by reference in this Prospectus Supplement. The authors of the Uatnan Mining Project Report are considered, by virtue of their education, experience and professional association, to be “qualified person” within the meaning of NI 43-101. To the best of the Corporation’s knowledge, the aforementioned individuals and, as applicable, their firms had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties.
Auditors
The auditors of the Corporation are PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, H3B 4Y1. PricewaterhouseCoopers LLP has advised the Corporation that it is independent with respect to the Corporation within the meaning of the Code of ethics of chartered professional accountants (Québec) and in accordance with the applicable rules and regulations of the Public Company Accounting Oversight Board (U.S.).
REGISTRAR AND TRANSFER AGENT
The transfer agent and registrar of the Corporation in Canada is TSX Trust Company (“TSX Trust”). The register of transfers of the Common Shares is held at TSX Trust’s offices located in its place of business at 1190 Avenue des Canadiens-de-Montréal, Suite 1700, Montréal, Québec H3B 0G7. The co-transfer agent is American Stock Transfer & Trust Co LLC at its office located at 6201 15th Avenue, Brooklyn, NY 11219.
ENFORCEMENT OF CIVIL LIABILITIES
All or substantially all of the Corporation’s operations and assets are located outside the United States, and certain of its officers, directors and shareholders, reside outside of the United States.
The Corporation has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Corporation or its directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Corporation filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Corporation appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in these jurisdictions.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal Officer and Corporate Secretary of Nouveau Monde Graphite Inc. at 331 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0 telephone: 1 (450) 757-8905 and are also available electronically at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
New Issue	May 19, 2021
Nouveau Monde Graphite Inc.
CAD$500,000,000
Common Shares
Debt Securities
Subscription Receipts
Warrants
Units
Nouveau Monde Graphite Inc. (the “Corporation”) may, from time to time, during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid, offer and issue common shares of the Corporation (the “Common Shares”), debt securities of the Corporation (the “Debt Securities”), subscription receipts exchangeable for Common Shares and/or other securities of the Corporation (the “Subscription Receipts”), warrants exercisable to acquire Common Shares and/or other securities of the Corporation (the “Warrants”) and securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (the “Units”) (Common Shares, Debt Securities, Subscription Receipts, Warrants and Units are collectively referred to herein as the “Securities”) having an aggregate offering price of up to CAD$500,000,000, or its equivalent in any other currency or currency unit used to denominate the Securities at the time of offering. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.
The Corporation’s outstanding Common Shares are listed and posted for trading on the TSX Venture Exchange (“TSXV”) under the symbol “NOU”, on the OTCQX under the symbol “NMGRF” and on the Frankfurt Stock Exchange under the symbol “NM9”. On May 18, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $14.43, on the OTCQX was US$11.94 and on the Frankfurt Stock Exchange was €9.75 (each on a post Consolidation (as defined herein) basis). The Corporation has applied to list the Common Shares on the New York Stock Exchange (“NYSE”). Listing will be subject to the Corporation fulfilling all the listing requirements of the NYSE.
Effective as of March 24, 2021, the Common Shares have been consolidated (the “Consolidation”) on the basis of one new Common Share for every ten currently outstanding Common Shares (the “Consolidation Ratio”). The Common Shares commenced trading on the TSXV on a post-Consolidation basis at the open of markets on March 31, 2021. Unless otherwise specified in this Prospectus, numbers and prices of Common Shares and any other information on securities convertible into Common Shares are stated prior to giving effect to the Consolidation. See “Recent Developments” in this Prospectus.
Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell any Debt Securities,
(continued on next page)

(continued from cover)
Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors” in this Prospectus.
An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Corporation’s business, the present stage of development of its mineral properties and of construction and installations of its facilities and the fact that the Corporation’s negative cash flow will continue at least until commercial production at the Matawinie Mine (as defined herein) and/or the LiB Anode Plant (as defined herein) is achieved. Prospective investors should carefully consider the risk factors described in and incorporated by reference into the Prospectus. See “Forward-Looking Statements” and “Risk Factors” in this Prospectus.
The Corporation may offer and sell Securities to or through dealers, underwriters or agents and may also offer and sell certain Securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. No underwriters, dealers or agents have been involved in the preparation of this Prospectus nor have any underwriters, dealers or agents performed any review of the contents of this Prospectus.
The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the issue price and any other terms specific to the Common Shares being offered; (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the maturity, the interest provisions, the authorized denominations, the offering price, any covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms and any other terms specific to the Debt Securities being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price, the terms of the release conditions, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of the release conditions, any procedures that will result in the adjustment of this number, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, the terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event that the release conditions are not met and any other specific terms applicable to the offering of Subscription Receipts; (iv) in the case of Warrants, the designation, number and terms of the Common Shares or Debt Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise and any other specific terms; and (v) in the case of Units, the number of Units being offered, the offering price, the terms of the securities underlying the Units, and any other specific terms.
In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement and subject to applicable law, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution” in this Prospectus. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. This Prospectus may qualify an “at-the-market distribution”.
All shelf information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
The Corporation’s head office is located at 331 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0.
ii

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS
An investor should rely only on the information contained in this Prospectus (including the documents incorporated by reference herein) and is not entitled to rely on parts of the information contained in this Prospectus (including the documents incorporated by reference herein) to the exclusion of others. The Corporation has not authorized anyone to provide investors with additional or different information. The Corporation is not offering to sell the Securities in any jurisdictions where the offer or sale of the Securities is not permitted. The information contained in this Prospectus (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus (or the date of the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus or any sale of the Securities. The Corporation’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus.
This Prospectus provides a general description of the Securities that the Corporation may offer. Each time the Corporation offers and sells Securities under this Prospectus, it will provide the purchasers with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, the purchasers should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference”.
All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be made available together with this Prospectus.
CURRENCY
The Prospectus and the documents incorporated by reference herein contain references to the Canadian dollar, United States dollar and Euro. Unless otherwise indicated in the Prospectus and the documents incorporated by reference herein, all references to “$”, “CAD$” or “dollars” refer to Canadian dollars, all references to “US$” refer to United States dollars and all references to “€” refer to Euro.
The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for United States dollars and Euros expressed in Canadian dollars, as provided by the Bank of Canada:
		Quarter Ended March 31, 2020	Fiscal Year Ended December 31, 2020	Fiscal Year Ended December 31, 2019
US$ to CAD$	Low	1.2455	1.2718	1.2988
	High	1.2828	1.4496	1.3600
	Average	1.2660	1.3415	1.3269
	End	1.2575	1.2732	1.2988
€ to CAD$	Low	1.4759	1.4282	1.4438
	High	1.5641	1.5851	1.5441
	Average	1.5251	1.5298	1.4856
	End	1.4759	1.5608	1.4583
On May 18, 2021, the daily average rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 = $ 1.2051 and for conversion of Euro into Canadian dollars was €1.00 = $1.4724.
FINANCIAL INFORMATION
The Corporation’s financial statements that are incorporated by reference into the Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are presented in Canadian dollars.
NON-GAAP FINANCIAL MEASURES
The Corporation uses a non-IFRS measure, working capital, in this Prospectus or in documents incorporated by reference herein, which is not defined under IFRS. Management uses this non-GAAP financial measure together with measures determined in accordance with IFRS, to provide investors with a supplemental measure to evaluate the Corporation’s financial condition. The Corporation calculates working capital as its current assets less its current liabilities. This measure has no meaning under IFRS and, therefore, amounts presented may not be comparable to similar data presented by other companies operating in a similar industry as the Corporation. The Corporation believes that securities analysts, investors and other interested parties frequently use non-GAAP financial measures in the evaluation of issuers. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance or financial condition prepared in accordance with IFRS.
As at March 31, 2021 and December 31, 2020, the working capital of the Corporation amounted to $29,681 (in thousands of dollars) and $(171) (in thousands of dollars), respectively. For further information, please refer to the Interim MD&A (as defined herein) and the MD&A.
FORWARD-LOOKING STATEMENTS
The Prospectus, including the documents incorporated by reference herein and therein, contains forward-looking statements which relate to future events or future performance and reflect management’s expectations and assumptions regarding the Corporation’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Corporation’s future results, the intended construction and commissioning timeline of the Matawinie Mine, the LiB Anode Plant, the Purification Demonstration Plant (as defined herein) and the Coating Demonstration Plant (as defined herein), the intended operation and performance of the Shaping Demonstration Plant (as defined herein) and the Flake Demonstration Plant (as defined herein), the economic performance and product development efforts, the potential listing on the NYSE, as well as the Corporation’s achievement of milestones, including the ability to obtain sufficient financing for the Matawinie Mine project and the LiB Anode Plant project, are or involve forward-looking statements.
Forward-looking information is based on reasonable assumptions that have been made by the Corporation as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking information, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite and those factors discussed in the section entitled “Risk Factors” in this Prospectus, and in the documents incorporated by reference herein. Forward-looking information in this Prospectus, including the documents incorporated by reference herein and therein, contains, among other things, disclosure regarding: the Corporation’s development activities and production plans, including the operation of the Shaping Demonstration Plant and the Flake Demonstration Plant; the construction and commissioning, as applicable, of the Matawinie Mine project, the LiB Anode Plant project, the Purification Demonstration Plant and the Coating Demonstration Plant; the impact of the COVID-19 pandemic (“COVID-19”) on the Corporation’s operations; the future outlook, corporate development and strategy of the Corporation; the Corporation’s projected capital and operating expenditures; the estimates of mineral resources and mineral reserves; the Corporation’s green and sustainable lithium-ion active anode material (“Anode Material”) initiatives; the government regulation of mining operations, environmental regulation and compliance; the realization of the expected economics of the construction and operation of the Matawinie Mine project and the LiB Anode Plant project; the potential additional listing on the NYSE; the trading price of the Common Shares meeting the listing requirements for the NYSE; any particular offering of Securities under this Prospectus and any Prospectus Supplement, and the receipt of all regulatory and stock exchange approvals in connection therewith; the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine project and the LiB Anode Plant project; and business opportunities that become available to, or are pursued by the Corporation.
Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: general business and economic conditions; there being no direct operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; the risk that exploration data may be incomplete and additional work may be required to complete further evaluation, including but not limited to drilling, engineering, and socioeconomic studies and investment; the timing of the receipt of necessary regulatory and governmental permits and approvals for the Matawinie Mine and LiB Anode Plant; the availability of financing for the Corporation’s development of its properties and construction of its facilities and installations on reasonable terms; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; increased costs, delays, suspensions and technical challenges associated with the development of the Matawinie Mine and the LiB Anode Plant; the ability to attract and retain skilled staff; development and production timetables; competition and market risks; pricing pressures; the accuracy of the Corporation’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this Prospectus, including the documents incorporated by reference herein, are still in the early stages and may not materialize; business continuity and crisis management; and such other assumptions and factors as set out herein and in the Prospectus.
Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Corporation does not undertake to update or revise any forward-looking information that is included or incorporated by reference herein, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, the market and industry data contained or incorporated by reference in the Prospectus is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third-party sources referred to or incorporated by reference herein in the Prospectus and accordingly, the accuracy and completeness of such data is not guaranteed.
CAUTIONARY NOTE TO UNITED STATES INVESTORS
Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this Prospectus and the documents incorporated by reference herein were prepared in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (“NI 43-101”). This Prospectus and documents incorporated by reference herein use the terms “Pre-Feasibility Study,” “Feasibility Study,” “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” “Measured Mineral Resource,” “Mineral Reserve,” “Probable Mineral Reserve,” and “Proven Mineral Reserve” in connection with the presentation of resources, as each of these terms is defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates contained in, or incorporated by reference into, this Prospectus have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.
NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”,

“proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Prospectus and the documents incorporated by reference herein will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
SCIENTIFIC AND TECHNICAL INFORMATION
Certain information of a scientific or technical nature in respect of the Matawinie Mine and the Matawinie Graphite Property (as defined herein) contained in this Prospectus is based on the Technical Report (as defined herein).
Except as otherwise stated, Ms. Céline M. Charbonneau, P. Eng., M. Sc., a Senior Project Manager with Met-Chem, Division of DRA Americas Inc., has reviewed and approved the scientific and technical information in respect of the Matawinie Mine and the Matawinie Graphite Property contained in or incorporated by reference in this Prospectus. Ms. Charbonneau is considered, by virtue of her education, experience and professional association, to be a “qualified person” within the meaning of NI 43-101.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference are available electronically at www.sedar.com under the Corporation’s issuer profile, and may also be obtained on request without charge from the Chief Legal Officer and Corporate Secretary of the Corporation at 331 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, telephone: 1-450-757-8905. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval (“SEDAR”) are not incorporated by reference in this Prospectus except as specifically set out herein.
The following documents of the Corporation are specifically incorporated by reference into and form an integral part of this Prospectus:
a.
the material change report dated July 24, 2020 and filed on SEDAR on the same day, prepared in connection with the entering into by the Corporation with Pallinghurst Graphite Limited (“Pallinghurst Graphite”) of financing transactions totaling approximately $20 million comprising a convertible bond subscription agreement and a royalty purchase agreement;

b.
the Management Proxy Circular dated July 27, 2020 and filed on SEDAR on the same day, prepared in connection with the annual general and special meeting of shareholders of the Corporation held on August 27, 2020;

c.
the material change report dated September 14, 2020 and filed on SEDAR on the same day, prepared in connection with the role changes to the board of directors of the Corporation (the “Board of Directors”) and the issuance of an aggregate of 1,037,587 Common Shares at a price of $0.20 per Common Share to the Corporation’s employees in settlement of an unpaid portion of wages owed;

d.
the material change report dated January 7, 2021 and filed on SEDAR on January 8, 2021, prepared in connection with issuance of an aggregate of 766,351 Common Shares at a price of $1.04 per Common Share in settlement of interest owed on a secured convertible bond in the principal amount of $15 million issued by the Corporation to Pallinghurst Graphite;

e.
the material change report dated January 29, 2021 and filed on SEDAR on the same day, prepared in connection with the closing of the bought deal public offering pursuant to which the Corporation issued an aggregated of 11,896,750 Common Shares at a price of $1.45 per Common Share, for aggregate gross proceeds of $17 million;

f.
the material change report dated February 9, 2021 and filed on SEDAR on February 10, 2021, prepared in connection with a cash investment of $16.5 million by Pallinghurst Graphite via the exercise of previously issued warrants to purchase Common Shares;

g.
the material change report dated February 18, 2021 and filed on SEDAR on February 19, 2021,

prepared in connection with the issuance by the Québec Government of the environmental decree authorizing the construction of the Corporation’s Matawinie Mine project;
h.
the Management Proxy Circular dated February 22, 2021 and filed on SEDAR on March 3, 2021, prepared in connection with the special meeting of shareholders of the Corporation to be held on March 23, 2021;

i.
the material change report dated March 25, 2021 and filed on SEDAR on the same day, prepared in connection with the announcement by the Corporation of the implementation of the Consolidation on the basis of the Consolidation Ratio;

j.
the management discussion and analysis (“MD&A”) of the Corporation for the year ended December 31, 2020, the English version of which was filed on SEDAR on April 6, 2021 and the French version of which was filed on April 13, 2021;

k.
the Audited Consolidated Annual Financial Statements of the Corporation as at and for the years ended December 31, 2020 and December 31, 2019, together with the notes thereto and the independent auditors’ report thereon (the “Financial Statements”), the English version of which was filed on SEDAR on April 6, 2021 and the French version of which was filed on April 13, 2021;

l.
the Annual Information Form dated April 30, 2021 and filed on SEDAR on the same day, for the fiscal year ended December 31, 2020 (the “AIF”);

m.
the amended material change report dated May 12, 2021 and filed on SEDAR on the same day, prepared in connection with the announcement by the of the completion of a front-end loading engineering analysis (“FEL-1”) for Phase 2 of its LiB Anode Plant;

n.
the management discussion and analysis of the Corporation for the three-month period ended March 31, 2021 (the “Interim MD&A”), filed on SEDAR on May 13, 2021; and

o.
the Unaudited Consolidated Condensed Interim Financial Statements of the Corporation as at March 31, 2021 and for the three-month periods ended March 31, 2021 and March 31, 2020 (the “Interim Financial Statements”), filed on SEDAR on May 13, 2021.

Any AIF, annual or interim financial statements and related MD&As, material change report (other than a confidential material change report), business acquisition report, information circular or any other disclosure documents required to be incorporated by reference herein under Regulation 44-101 respecting Short Form Prospectus Distributions filed by the Corporation with any securities commission or similar regulatory authority in Canada subsequent to the date of this Prospectus and prior to the termination of any particular offering of Securities under this Prospectus and the relevant Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus, as well as any other document so filed by the Corporation which expressly states it to be incorporated by reference into this Prospectus.
Any statement contained in the Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of the Prospectus, to the extent that a statement contained in the Prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of the Prospectus; rather, only such statement as so modified or superseded shall be considered to constitute part of the Prospectus.
Upon a new AIF and corresponding annual financial statements and related MD&As being filed by the Corporation with securities commissions or similar regulatory authorities in Canada during the currency of this Prospectus, the previous AIF and corresponding annual financial statements and related MD&As, all interim financial statements and MD&As, and all material change reports filed prior to the commencement of the then current financial year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
Upon each new filing of interim financial statements and related MD&As filed with securities commissions or similar regulatory authorities in Canada during the currency of this Prospectus, the previous interim financial statements and MD&As filed prior to the commencement of the then current interim period will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
A Prospectus Supplement or Prospectus Supplements containing the specific terms for an issue of Securities will be delivered to purchasers of the Securities together with this Prospectus to the extent required by applicable securities laws, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the Securities issued thereunder.
In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Corporation after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.
The Corporation has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.
THE CORPORATION
Name and Incorporation
The Corporation was formed on December 31, 2012 pursuant to the Canada Business Corporation Act (the “CBCA”) under the name “Nouveau Monde Mining Enterprises Inc. / Entreprises minières du Nouveau Monde Inc.” as a result of the amalgamation of “Tucson Acquisition Corporation”, a capital pool company, and “New World Mining Enterprises Inc. / Entreprises minières du Nouveau Monde Inc.”, a private company located in Gatineau, Québec. On February 6, 2017, the Corporation filed articles of amendment in order to change its name to “Nouveau Monde Graphite Inc.”. On March 24, 2021, the Corporation filed articles of amendment in order to implement the Consolidation on the basis of the Consolidation Ratio.
The Corporation’s head office is located at 331 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0. Global operational headquarters are maintained in Montréal, Québec and supported by a sales and corporate office in London, United Kingdom, for European developments.
Intercorporate Relationships
As of the date of this Prospectus, the Corporation beneficially owns 100% of the voting shares of Nouveau Monde District Inc., incorporated under the CBCA and 100% of the voting shares of Nouveau Monde Europe Limited, incorporated under the Companies Act 2006 (United Kingdom). Nouveau Monde District Inc. currently holds properties in Saint-Michel-des-Saints and is expected to continue purchasing other properties in the near future. Nouveau Monde Europe Limited has been created on October 12, 2020.

General Business Activities
Introduction and General Outlook
The Corporation is a Québec-based company whose mission is to become a major producer of advanced graphite materials with a carbon-neutral footprint. The Corporation is working towards developing a fully-integrated source of green and sustainable battery Anode Material in Québec, Canada. The Corporation is developing advanced carbon-neutral graphite-based solutions for the growing lithium-ion battery (“LiB”) and fuel cell markets, and other value-added graphite products (“VAP”). With low-cost operations and high environmental, social & governance standards, the Corporation aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while promoting supply chain traceability.
The Corporation’s activities are currently focused on the Matawinie Mine and the LiB Anode Plant, both of which are progressing concurrently towards commercial operations.
LiB Anode Plant Project
Phase 2 — LiB Anode Plant
Phase 1 — LiB Anode Demonstration Plants
Shaping Demonstration Plant	Since February 2020, the Corporation has been operating two commercial scale shaping units.
Purification Demonstration Plant	The purification demonstration unit is currently being deployed at a 1,500 tonnes (“t”) per annum (“tpa”) nameplate capacity and its commissioning is scheduled for mid-2021.
Coating Demonstration Plant	The Corporation is currently in the detailed engineering phase and has initiated the procurement to build the first module of the Phase 1 2,000 tpa capacity coating demonstration unit that is scheduled to be commissioned early in 2022.
Matawinie Mine Project
Phase 2 — Matawinie Mine	Commissioning of commercial operations (Phase 2) at the Matawinie Mine is scheduled for 2023.
Phase 1 — Matawinie Mine Demonstration Plant
Flake Demonstration Plant	Since September 2018, the Corporation has been operating a flake concentration demonstration plant.
LiB Anode Plant Project
The Corporation’s planned commercial VAP transformation plant (the “LiB Anode Plant”) deployment strategy is divided in two phases: the Phase 1 is currently under construction in its existing facilities in Saint-Michel-des-Saints and in Olin Corporation’s (“Olin”) facility in the industrial park of Bécancour, Québec; and the LiB Anode Plant for the Phase 2 is planned to be located on a 200,000-m2 parcel of land in the industrial park of Bécancour, Québec, which the Corporation announced it had acquired on January 21, 2021. The Corporation’s Phase 2 site for the LiB Anode Plant in Bécancour is strategically situated for large-scale Anode Material production, with proximity to potential customers, access to key utilities (e.g., water, hydropower, gas), an adjacent chlor-alkali producer which provides access to key consumables, a skilled workforce and an adjacent deep-water international port on the St. Lawrence River.
The LiB Anode Plant will be equipped to produce a wide range of graphite-based materials through onsite micronization, spheronization, purification and coating transformation units. At this modular facility, the Corporation will initially target a Phase 1 of 2,000 tpa capacity with a planned expansion to 42,000 tpa production of Anode Material for the Phase 2, with an evaluation underway to increase capacity as demand increases in battery and specialty markets. As announced on April 13, 2021, the Corporation aims for the LiB Anode Plant to be carbon-neutral, bringing to market a sustainable product.
Figure — Planned LiB Anode Plant

PHASE 1
Under construction
PHASE 2
EXPANSION POTENTIAL
EXPANSION POTENTIAL
EXPANSION POTENTIAL

Phase 1 — Demonstration Plants
Shaping Demonstration Plant
The Corporation has been operating a demonstration plant since February 2020 (the “Shaping Demonstration Plant”). The Shaping Demonstration Plant allows the Corporation to optimize the process parameters for two essential aspects of the future Anode Material production, micronization and spheronization, to manufacture dense spherical graphite particles with the highest possible yield and throughputs using the feedstock from the high purity flake concentrate from the Flake Demonstration Plant.
Figure — Spheronization Equipment at the Shaping Demonstration Plant
The micronization process typically uses jet or hammer mills to decrease graphite concentrate flakes to the desired size, before being split into different size fractions using an air classifier. Spheronization modifies the micronized graphite further by rounding the graphite shape in preparation for use as battery Anode Material. The Corporation’s Shaping Demonstration Plant uses flake concentrate feedstock from its Flake

Demonstration Plant and processes it through a micronization system to decrease the average flake size to <45 micrometre (“µm”). The micronization unit has the capacity to produce from 120 to 180 kilograms (“kg”) of micronized graphite per hour (“kg/hr”), which is fed through the spheronization system at 125 kg/hr. The Corporation has tested the production of 7 µm to 35µm sized spheronized graphite and achieved yields of >60%. Up to 16 tonnes of spheronized graphite has been produced thus far, thereby, de-risking the shaping process and preparing material for purification tests and commercial sales discussions.
Purification Demonstration Plant
In January 2021, the Corporation started the construction of a purification demonstration plant (the “Purification Demonstration Plant”) within existing space at Olin’s facility in the industrial park of Bécancour, Québec. On October 26, 2020, the Corporation signed a five-year agreement with Olin, the largest chlor-alkali producer in the world, for the use of commercial space and to supply chemical consumables and site services to support the commercialization of the Corporation’s low-carbon, thermochemical purification process. The Purification Demonstration Plant is scheduled to be commissioned by mid-2021.
Traditional graphite purification techniques, not employed by the Corporation, utilize a combination of harmful acids or energy intensive thermal processes to reach battery-grade purity. In order to maintain a minimal environmental footprint with a focus on sustainable operations, the Corporation employs a carbochlorination purification process, which lowers the temperatures required to reach battery grades of 99.95% concentrate graphite (“Cg”) and can utilize Québec’s low-cost, renewable hydropower to operate.
Figure — Construction has started at the Purification Demonstration Plant
Coating Demonstration Plant
The final process step to produce Anode Material consists of the application of an amorphous carbon coating on the surface of the 99.95% Cg spheronized purified, from a carbon precursor to minimize the surface area and improve the stability of the solid-electrolyte-interface to optimize the cycle life and long-term performance of the Anode Material. The Corporation is currently in the detailed engineering phase and has initiated the procurement to build the first module of the 2,000 tpa coating demonstration plant (the “Coating Demonstration Plant” and, collectively with the Shaping Demonstration Plant and the Purification Demonstration Plan, the “LiB Anode Demonstration Plants”) that is scheduled to be commissioned early in 2022.

It is expected that the flake graphite feedstock for the LiB Anode Demonstration Plants will be sourced primarily from the Flake Demonstration Plant that has been in operation since 2018 in Saint-Michel-des-Saints. However, flake graphite concentrate purchased from third parties may also be used to complement from time to time the required supply, to qualify other sources of graphite and quantify the process parameters variability between various flake concentrate. It is estimated that a total of 2,667 tpa of flake graphite concentrate will be processed to result in 2,000 tpa of Anode Material and purified jumbo flakes, 622 tpa of micronized graphite and 45 tpa of chloride by-product.
Table — Annual Operating Metrics for the LiB Anode Demonstration Plants
Annual Operating Metrics	Phase 1: 2,000 tpa Facility
Anode Material production	1,867 tpa
Purified jumbo flakes production	133 tpa
Micronized graphite by-product	662 tpa
Chloride by-product	45 tpa
Figure — Site of the Corporation’s Phase 1 and Phase 2 Plants in Bécancour
LiB Anode Demonstration Plants Capital Costs & Operating Costs
The LiB Anode Demonstration Plants are currently under construction and it is estimated that the total capital cost estimate (“Capex”) of the project is $37 million. As of April 1, 2021, it is estimated that $28 million remains to be spent on the project until April 1, 2022 to complete the construction of the micronizing and spheronizing (combined, shaping), purification and coating units. Accordingly, as of April 1, 2021, the financing required to complete the LiB Anode Demonstration Plants is approximately $20 million and such funding is needed to be in place by October 1, 2021 in order to meet the current schedule.

Table — Summary of Capital Cost Estimate of the LiB Anode Demonstration Plants
Capex Financial Metrics	Phase 1: 2,000 tpa Facility(1) (2) (M $)
Direct cost	28
Indirect cost	4
Contingency	5
Total Capex	37

Notes:
(1)
Excludes owner’s cost, provision for escalation and taxes and duties.

(2)
Based on internal estimate made by the Corporation’s technical team.

Table — Summary of Operating Cost Estimate for the LiB Anode Demonstration Plants
Opex Financial Metrics		Phase 1: 2,000 tpa Facility ($/tonne)
Anode Material	Conversion cost	4,610(1)
Purified Jumbo flake	Conversion cost	1,936(1)

Note:
(1)
Based on internal studies made by the Corporation’s technical team.

De-Risking by Building a Significant LiB Anode Demonstration Plant and Strategic Research and Development (“R&D”)
The production of coated spherical purified graphite used as Anode Material in LiB involves three major process steps, namely shaping, purification and coating. Since 2016, the Corporation has committed approximately $25 million in process development and de-risking, by running large-scale bench test and building demonstration units. Since early 2020, the Corporation has been operating two commercial scale shaping units in which it has processed nearly 1,000 batches to confirm the optimized process parameters and equipment performance profile to be implemented to consistently produce within customers’ specifications. Significant equipment improvements and modifications were implemented on-site to achieve an optimum operating throughput and overall yield while maintaining constant “in-spec” quality material. Ongoing internal R&D programs on the shaping process are targeting manufacturing excellence by the enhancement of fundamental understanding of fluid dynamics and air flows by using as-built scan, numerical modelling and adoption of advanced automation and artificial intelligence technologies.
For the Purification Demonstration Plant, the Corporation developed its proprietary thermochemical process that is currently being deployed at a 1,500 tpa nameplate capacity in Olin’s facility adjacent to the Corporation’s industrial site, with a commissioning scheduled to start in the first half of 2021.
The final process step to produce Anode Material consists of coating the purified spherical graphite with a carbon-based material to minimize the surface area and enhance the stability of the solid electrolyte interface. The Corporation is currently in the detailed engineering phase to build the 2,000 tpa capacity Coating Demonstration Plant that is scheduled to be commissioned in Q1 2022. The Corporation is of the view that its strategy of de-risking the process by investing in a rapid deployment of a first scalable-complete module will allow a faster product qualification with LiB cell makers and more efficient and reliable engineering development.
Project Timeline
Given the favourable economics revealed in the FEL-1 for the LiB Anode Plant, the Corporation has commenced a front-end loading pre-feasibility engineering analysis (the “FEL-2 and FEL-3”), based on the results from the demonstration modules, which is expected to be completed in the first half of 2022. The FEL-1 evaluated various strategies to optimize the deployment of the project, including advancing directly to the enhanced FEL-2 and FEL-3 program that includes detailed engineering of certain portions of the project and a modular construction and commissioning sequence enabling an initial production capacity to be available earlier, while construction activities are being completed. The project development pathway beyond detailed design and initiation of the construction phase will be determined by financial partnerships and customer commitments.
Figure : Timeline

VAP Milestones
2020
2021
2022
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Phase 1 (2 ktpa) plant
Shaping unit operation
Purification unit construction & commissioning (SPG production)
Coating unit construction & commissioning (CSPG production)
Phase 2 (45 ktpa) plant
200,000 m2 land acquisition
FEL1 Analysis
FEL2-3 Analysis
Construction activities start-up
Strategic partnerships
Offtake negotiation with anchor customer
ONGOING
Production qualification and development
ONGOING
Project finance and supply chain participant partnership
ONGOING

Table — Summary of the Estimated Costs and Description of Work
Technical Engineering development: Process design & flow sheets, piping & instrumentation diagram, equipment design, plant layouts & infrastructure design, Capex & Opex AACE Class 3 estimate	$9.4 million
Hydro-Quebec Power line front-end study: Hydro-Quebec 120kv connection and single line diagram, construction planning and cost estimate	$0.4 million
Land geotechnical study: Core drilling, rock and soil analysis, civil design criteria	$0.1 million
Environmental study: Phase 2 baseline study with wildlife inventory, surface and underground water	$0.1 million
Contingency 15%	$1.5 million
Total	$11.5 million
As of April 1, 2021, it is estimated that the aggregate amount of $11.5 million remains to be spent on the project until June 30, 2022 to complete the FEL-2 and FEL-3. The FEL-2 and FEL-3 analysis is expected to require additional financing to complete this milestone.

Matawinie Mine Project
Matawinie Graphite Property
The Matawinie graphite property includes 378 mining claims forming 7 non-contiguous claim blocks totalling 21,028 hectares (the “Matawinie Graphite Property”). The Matawinie Graphite Property is located approximately 120 km as the crow flies North of Montréal, Québec using the existing public network. The Tony claims block is located in the Saint-Michel-des-Saints area. The Tony claims block, including the West Zone, is easily accessible using existing forest roads and is close to high quality infrastructure, including paved roads and high voltage power lines, which are needed for industrial activities. The community of Saint-Michel-des-Saints, as well as surrounding communities, includes available skilled workforce following the end of many forestry activities.
All-Electric Open-Pit Mine
The Corporation intends to electrify its operations on the Matawinie Graphite Property, which would make it one of the first all-electric open-pit operations in the world (the “Matawinie Mine”). On December 10, 2018, the Corporation filed a technical report entitled NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Property with an effective date as of July 10, 2018 and an issue date as of December 10, 2018 (the “Technical Report”), the results of which were announced by the Corporation on October 24, 2018. See “The Matawinie Mine” in this Prospectus and “Description of the Mineral Properties — The Matawinie Graphite Property” in the AIF.
Flake Demonstration Plant
The Corporation operates a graphite flake concentration demonstration plant (the “Flake Demonstration Plant”) since September 2018. The Flake Demonstration Plant has a capacity to produce 1,000 tpa of high-purity natural graphite concentrate using mineralization from the West Zone deposit, part of its Matawinie Graphite Property. In addition to demystifying the future mining operations for the local community with an aim of achieving a high degree of social acceptability, the operation has allowed the Corporation to:
•
qualify products with customers and establish sales;

•
test and improve processes for optimised production; and

•
recruit and train employees ahead of commercial operations.

Research & Development Ecosystem and Industry Leadership
The Corporation has entered into agreements with Hydro-Québec to research and develop graphite Anode Materials used to make LiBs. A world-renowned innovation hub, Hydro-Québec’s Center of Excellence in Transportation Electrification and Energy Storage is developing some of the world’s most advanced battery material technologies for electric vehicles and other energy storage applications. Through this partnership, Hydro-Québec’s broad intellectual property portfolio and leading-edge facilities provide a springboard for the Corporation’s technological developments and commercialization activities. The Corporation also holds a license to commercialize Hydro-Québec’s graphite anode material technologies and position Québec in the LiB value chain. The Corporation is currently evaluating if it will use the Hydro-Québec technologies within the LiB Anode Plant or its own developed processes. In addition, the Corporation also maintains a portfolio of research and development projects to refine its line of specialty products based on market demands and innovations. To this end, the Corporation is working with a number of industry leading technical institutions in Canada such as, among others, the National Research Council Canada, the Institut national de la recherche scientifique (INRS), Corem, McGill University and University of Sherbrooke.
Strengths of the Corporation
1.
Positioned to Benefit from Significant Growth in Electric Vehicles Penetration

According to market experts, electric vehicle penetration is expected to grow from the current ~3% to 30% (and potentially higher) by 2030. Graphite is a critical element of an electric vehicle’s LiB, representing a significant part of a LiB anode in all commercially used LiB chemistries. Benchmark Minerals Intelligence, an International Organization of Securities Commissions (IOSCO) regulated price reporting agency, proprietary data provider, and market intelligence publisher for the lithium ion battery to electric vehicle (EV) supply chain, expects battery cell capacity to grow from 742Gwh today to 3,439.5Gwh by 2030. As a result, Benchmark Minerals Intelligence expects this increase in battery cell capacity to drive a 460% increase, or a 17% compounded annual growth-rate, in graphite demand by 2030.
2.
World Class Sustainability Credentials and Focus on Responsible Development

The Corporation has built a business model around the vision for a cleaner future and has committed to creating value at every level, while offsetting any impact on the environment. Carbon-neutrality is not a goal, it is a foundation. Automotive original equipment manufacturers have made public statements noting that they are increasingly focused on sourcing raw materials from sustainable sources. The Matawinie Mine is expected to be one of the the first open-pit, all-electric mines, an important factor in achieving carbon-neutral operations and products.
Unlike traditional graphite purification techniques, the Corporation’s process aims for a minimal environmental footprint by using a carbochlorination purification process and by relying on Québec’s low-cost, renewable hydropower to operate.
3.
Strategic North-American Supply for the Battery Supply Chain

Graphite is designated as a strategic critical mineral in the United States of America (“USA”), the European Union (the “EU”) and Japan. Governments and potential customers and manufacturers are increasingly focused on securing supply chains of strategic critical minerals. Currently, a substantial part of the world’s battery Anode Material is sourced from China, with numerous suppliers operating in less sustainable and less environmental-friendly ways. The Corporation, being located in Québec, is ideally positioned to meet the USA’s and the EU’s demand for non-Chinese, sustainable Anode Materials.
4.
World-Class, Vertically Integrated, Traceable Production

The Corporation aims to be the largest graphite operation in North America with attractive margins and cash flow. Its vertically integrated operations, located within a stable jurisdiction with advanced technological infrastructure, guarantees a traceable source of Anode Material. The Corporation is ideally positioned to supply Anode Materials to both the North American and EU LiB markets.

5.
De-Risked Development Profile through Significant Investment in Operating Demonstration Plants

To optimize and de-risk its future commercial operations at the Matawinie Mine and LiB Anode Plant, the Corporation has committed to significant investment on demonstration plants, some of which are currently in operation.
Phase 1 — LiB Anode Demonstration Plants • Shaping Demonstration Plant • Purification Demonstration Plant • Coating Demonstration Plant
✓
allows the Corporation to optimize two essential aspects of future Anode Material production, specifically, micronization and spheronization

✓
allows the Corporation to advance commercial sales discussions with auto and battery manufacturers and refine the Anode Material production process

✓
allows for the development of staff training strategies for “quick start” of commercial operations

✓
allows for the shortening of the anticipated ramp-up timeline following commissioning

Phase 1 — Matawinie Mine Demonstration Plant • Flake Demonstration Plant
✓
allows the Corporation to qualify products and establish a sales record

✓
allows for testing and improvement of processes for optimized production

✓
allows the Corporation to recruit and train employees ahead of commercial operations

6.
Low Cost Producer of Battery Anode Materials with Scalable Long Life Operations

The Corporation is expected to be a North America-based low-cost producer of Anode Materials. Significant contributors to the Corporation’s low operating costs include Québec’s low-cost hydroelectricity sourced from clean hydropower and supply obtained from the Corporation’s 100% owned high quality Matawinie Mine project.
The Corporation has planned a modular expansion of battery Anode Material capacity at the LiB Anode Plant to grow with expected market demand. The ability to grow in a modular fashion is supported by the Corporation’s strategic land purchase and the scale of the tier-one flake graphite resource from the Matawinie Mine.
7.
Management and Technical Team

The Corporation has a highly experienced management team, with significant graphite experience, backed by a world-class technical and research team. With a proven track record and innovative mindset, the Corporation’s leadership has secured the right skillset of strategic management knowledge and in-house technical knowledge.
8.
Best-in-Class Partnerships and Supportive Shareholders

The Corporation collaborates with major players such as Hydro-Québec, Canada’s largest electricity producer and one of the world’s largest producers of hydroelectricity. Additionally, the Corporation’s largest shareholder, Pallinghurst International (as defined herein), an entity of The Pallinghurst Group, is fully supportive of the Corporation’s projects. The Pallinghurst Group has been a world-leading investor in the metals and natural resources sector with a key focus on battery materials — facilitating the vital, global shift towards sustainable energy storage.

RECENT DEVELOPMENTS
More detailed information regarding the business of the Corporation, as well as its operations, assets, and properties, can be found in the AIF and other documents incorporated by reference herein, as supplemented by the disclosure herein. See “Documents Incorporated by Reference”.
On April 29, 2020, the Corporation announced the receipt of non-dilutive financing totalling approximately $5,206,905 comprising (i) non-refundable financial assistance of a maximum of $3,000,000 from the Québec Government Crown corporation Transition énergétique Québec through the “Technoclimat” program; (ii) $1,994,405 in funding closed with Investissement Québec through two loan offers (the “Loan Offers”) that were ready to be disbursed as per the Corporation’s cash flow needs, subject to the Loan Offer conditions; and (iii) a 5% increase to Sustainable Development Technology Canada’s $4,250,000 initial 2019 grant, representing an additional $212,500. The Loan Offers comprised a $641,090 loan at an interest rate equal to the prime rate plus 0.07% and a $1,353,315 loan at an interest rate equal to the prime rate. The interest is to be paid monthly throughout the term, whereas the capital is to be repaid by no later than the term’s expiry on June 30, 2021. To secure its obligations set out in the Loan Offers, the Corporation granted two first-ranking mortgages for a total of $1,994,405 covering the universality of its present and future receivables, including the universality of its tax credits.
On June 26, 2020, the Corporation announced that it had received the report and recommendations of the Bureau d’audiences publiques sur l’environnement (the “BAPE”) regarding its Matawinie Mine project. The inquiry commission positively evaluated the economic, environmental and social parameters developed by the Corporation, and pointed out opportunities for enhancement.
On June 30, 2020, the Corporation announced that Canada Economic Development for Québec Regions had agreed to grant $1,500,000 in repayable funding to the Corporation to implement its secondary transformation processes to manufacture purified spherical graphite at the LiB Anode Plant.
On July 15, 2020, the Corporation announced that it had reached an agreement with Pallinghurst Graphite for financing transactions totalling approximately $20 million to fund the next phase of the Corporation’s development. The Corporation entered into a convertible bond subscription agreement (the “Pallinghurst Subscription Agreement”) with Pallinghurst Graphite pursuant to which the Corporation issued to Pallinghurst Graphite a secured convertible bond (the “Bond”) in the principal amount of $15 million (the “Bond Transaction”). Concurrently, the Corporation also entered into a royalty purchase agreement with Pallinghurst Graphite pursuant to which Pallinghurst Graphite agreed to exchange the principal amount and accrued interest under its existing debt facility of approximately $5 million, including accrued interest, into a net smelter return royalty (the “Royalty”) on the Matawinie Graphite Property, with a partial buy-back option for the Corporation (the “Royalty Transaction” and together with the Bond Transaction, the “Pallinghurst Transactions”). See “Recent Developments — The Bond Transaction and the Royalty Transaction” in this Prospectus.
On September 1, 2020, the Corporation announced role changes at its Board of Directors to guide its corporate development strategy. Arne H. Frandsen, co-founder of Pallinghurst Graphite, now serves as Chairman of the Board of Directors, and Daniel Buron, Senior Vice President and Chief Financial Officer at Domtar Corporation, now serves as Lead Independent Director and Chairman of the Audit Committee. The Corporation also announced the issuance of an aggregate of 1,037,587 Common Shares at a price of $0.20 per Common Share, for an aggregate amount of $207,517.40, to 31 of its employees in settlement of an unpaid portion of wages owing that corresponded to a temporary proactive capital management measure put in place in response to COVID-19. The Board of Directors also granted a total of 6,325,000 stock options to officers and directors. These stock options were granted pursuant to the terms and conditions of the Corporation’s stock option plan.
On October 6, 2020, the Corporation announced that it had entered into a collaboration agreement with Forge Nano Inc. (“Forge Nano”), a corporation based in Colorado, USA, for the use of Forge Nano’s proprietary atomic laser disposition-coating technologies. The collaboration agreement sets out a multi-phase partnership, which will allow the Corporation the opportunity to commence production in the near-term, while preparing for commercial production by 2023.

On October 27, 2020, the Corporation announced a five-year agreement with Olin which covered the commercial space for operations, site services and the supply of certain raw materials to implement the Corporation’s thermochemical purification operations. The Corporation intends to construct two pilot commercial-scale purification furnaces within Olin’s existing facility in the industrial park of Bécancour, Québec.
On November 5, 2020, the Corporation announced the opening of its first sales office outside of North America, located at 70 Pall Mall in St James’ London, UK, which will allow the Corporation to readily respond to the growing enquiries from local customers and other stakeholders as commercial discussions intensify with EU automakers for the Corporation’s battery Anode Material.
On November 12, 2020, the Corporation announced that its advanced graphite-based Anode Material outperformed leading Asian commercial producers. The Corporation’s reversible capacity (or energy density) performed at 365 milliamp hours per gram (“mAh/g”), above the 360 mAh/g of Asian peers, with similar charging efficiency, and above the minimum customer specifications requirement of 350 mAh/g. The Corporation also announced that this carbon coating technology would be incorporated into the Coating Demonstration Plant.
On November 30, 2020, the Corporation announced the nomination to its Board of Directors of Ms. Nathalie Pilon and Mr. James Scarlett effective on December 1, 2020, following the decisions by Pierre Renaud and Marc Prud’homme to retire from the Board of Directors.
On December 17, 2020, the Corporation and Pallinghurst Graphite entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) pursuant to which, and subject to the terms of the Assignment and Assumption Agreement, the rights and obligations of Pallinghurst Graphite under the Pallinghurst Transactions had been assigned to Pallinghurst Graphite International Limited (“Pallinghurst International”), an entity that has control over Pallinghurst Graphite.
On December 31, 2020, the Corporation announced the issuance of an aggregate of 766,351 Common Shares at a price of $1.04 per Common Share to Pallinghurst International in settlement of interest owed on the Bond.
On January 6, 2021, the Corporation announced the appointment of David Torralbo to the position of Chief Legal Officer and Corporate Secretary of the Corporation.
On January 13, 2021, the Corporation announced that it had entered into an agreement with BMO Capital Markets (“BMO”), under which BMO had agreed to buy, on a bought deal basis, Common Shares, for gross proceeds of approximately $15 million (the “2021 Public Offering”). The Corporation also announced that it had concurrently launched a non-brokered private placement for total gross proceeds of approximately $5 million, on the same terms as the 2021 Public Offering, with institutional investors (the “2021 Private Placement”). On January 20, 2021, the Corporation announced the closing of the 2021 Public Offering pursuant to which the Corporation issued an aggregate of 11,896,750 Common Shares at a price of $1.45 per Common Share for gross proceeds to the Corporation of $17,250,288, which included the exercise, in full, by BMO of the over-allotment option granted by the Corporation to purchase an additional 1,551,750 Common Shares at a price of $1.45 per Common Share. Pallinghurst International and Charles-Armand Turpin, insiders of the Corporation, purchased respectively 2,379,316 and 690,000 Common Shares pursuant to the 2021 Public Offering. On February 12, 2021, the Corporation announced the closing of the 2021 Private Placement for gross proceeds of $5.75 million pursuant to which the Corporation issued an aggregate of 3,965,516 Common Shares at a price of $1.45 per Common Share. Investissement Québec, acting as mandatary for the government of Québec, subscribed for 3,172,413 Common Shares, and Pallinghurst International, an insider of the Corporation, subscribed for the remainder of the Common Shares.
On January 21, 2021, the Corporation announced it had made significant progress on the advancement of its previously announced Purification Demonstration Plant at Olin’s facility in Bécancour, Québec. The Corporation also announced the successful completion of the strategic acquisition of the 200,000-m2 land for the LiB Anode Plant. This important milestone further cemented the Corporation’s vertical integration model, allowing the Corporation to benefit from full exposure to the entire “mine-to-market” battery materials value chain. Besides LiBs, the Corporation’s high-purity graphite products will target high-growth markets such as fuel cells, and 5G heat dissipation foils.

On January 26, 2021, the Corporation announced it was advancing with the deployment of its environmental-friendly coated spherical graphite Anode Material. See “The Corporation — LiB Anode Plant Project — Coating Demonstration Plant” in this Prospectus. The Corporation also announced an exclusive collaboration with Professor Philippe Ouzilleau, a specialist in materials engineering from McGill University, to optimize performance and sustainability of the Corporation’s Anode Material for LiBs. In a show of support for this project, the Québec Government had provided the Corporation with a $600,000 grant to partially fund the development of the Corporation’s spherical graphite coating initiative.
On February 1, 2021, the Corporation announced it had secured $16.5 million from the exercise of the Pallinghurst Warrants (as defined herein). Pallinghurst International transferred those warrants to its shareholders, on January 29, 2021, with the objective of offering the direct opportunity to invest further in the Corporation through the exercise of those warrants.
On February 10, 2021, the Corporation announced the Québec Government had issued the environmental decree authorizing the construction of the Corporation’s Matawinie Mine project. The Corporation’s development plan embraces sustainable development measures, including water management system, tailings co-disposal, progressive land reclamation and biodiversity protection, acclaimed by the government’s environmental experts. The Corporation is also advancing eco-engineering efforts in order to ensure optimal design of the site’s infrastructure and progressive reclamation with vegetation that bolsters biodiversity and captures carbon. The community welcomed the project as a positive contributor for socio-economic development, including direct and indirect employment. An experienced team was assembled to finalize robust project schedule, costs and execution; with early work anticipated to start in Q2-2021. The decree covered a production level of 100,000 tpa of high-quality graphite material.
On February 16, 2021, the Corporation announced the evaluation of an additional listing on a major U.S. stock exchange and the calling of a special meeting of shareholders for the purpose of seeking authorization from the Corporation’s shareholders to enable the Board of Directors to consider a consolidation of the Common Shares at a ratio that will result in a post-consolidation price that meets the listing requirements for the selected U.S. stock exchange.
On March 11, 2021 (updated on March 13th 2021 and amended on May 12, 2021), the Corporation announced details with regard to the Phase 2 of its plan to become North America’s largest fully integrated Anode Material production facility. The Corporation announced the completion of the FEL-1 for the LiB Anode Plant and that the front-end loading pre-feasibility engineering analysis (FEL-2) is underway, with the goal of having it completed within 12 months. See “The Corporation — LiB Anode Plant Project” in this Prospectus.
On March 24, 2021, the Corporation announced that following the approval of its shareholders, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The Consolidation Ratio was determined by the Corporation’s Board of Directors in accordance with the parameters authorized by the Corporation’s shareholders at the Corporation’s special meeting of shareholders held on March 23, 2021. The Consolidation took effect on March 24, 2021, and the Common Shares commenced trading on the TSXV on a post-Consolidation basis at the open of markets on March 31, 2021. Unless otherwise specified in this Prospectus, numbers and prices of Common Shares and any other information on securities convertible into Common Shares are stated prior to giving effect to the Consolidation.
On April 6, 2021, the Corporation announced the appointment of Dr. Jürgen Köhler to its Board of Directors effective on April 1, 2021.
On May 13, 2021, the Corporation announced the appointment of Andrew Willis to its Board of Directors, effective immediately, in replacement of Christopher Shepherd who submitted his resignation.
The Bond Transaction and the Royalty Transaction
The Bond issued in connection with the Bond Transaction is a three-year instrument in the principal amount of $15 million, which bears interest at a rate of 15% per annum, payable annually commencing on December 31, 2020. Accrued interest under the Bond is capitalized quarterly and added to the principal amount thereunder unless the Corporation elects to settle any accrued interest with Pallinghurst Graphite at the end of a given calendar quarter; otherwise, the annual payment of any interest shall be made in cash or shares at the Corporation’s discretion. The principal amount, together with all accrued and unpaid or uncapitalized interest thereunder, will become payable on July 14, 2023. The Corporation’s obligations under the Bond are secured by a hypothec in favour of Pallinghurst Graphite over substantially all of the Corporation’s movable and immovable assets, subject to certain existing permitted encumbrances. At any time, Pallinghurst Graphite has the right to convert all or a portion of the Bond into such number of Common Shares equal to the principal amount being converted, divided by the conversion price of $0.20 per Common Share. Pallinghurst Graphite also has the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the Bond into Common Shares at the market price of the Common Shares (within the meaning provided in the Bond) at the future time of conversion subject to the TSXV’s approval at such time.
Upon closing of the Bond Transaction, an amended and restated investment agreement was entered into to amend the existing investment agreement entered into on April 2, 2019 (the “Amended and Restated Investment Agreement”). The Amended and Restated Investment Agreement provides that Pallinghurst Graphite is entitled to nominate three nominees to the Board of Directors so long as it holds (on an as-converted basis assuming the conversion of the Bond) more than 20% of the issued and outstanding Common Shares. In the event Pallinghurst Graphite holds less than 20% of the issued and outstanding Common Shares but greater than 10% of the issued and outstanding Common Shares (in each case on an as-converted basis assuming the conversion of the Bond), Pallinghurst Graphite shall be entitled to nominate two nominees to the Board of Directors. Pallinghurst Graphite shall no longer be entitled to nominate any nominee once its as-converted ownership falls below 10% of the issued and outstanding Common Shares. Under the Amended and Restated Investment Agreement, Pallinghurst Graphite has agreed to a lock-up restriction pursuant to which it shall not sell or otherwise dispose of its Common Shares until August 28, 2021. Pallinghurst Graphite was also granted anti-dilution rights over subsequent equity offerings by the Corporation in order to maintain its relative ownership in shares of the Corporation on an as-converted basis. Such anti-dilution rights are in force until August 28, 2021. If Pallinghurst Graphite’s as-converted ownership falls below 10%, the Corporation and Pallinghurst Graphite shall cease to have any rights and obligations with respect to the anti-dilution rights granted under the Amended and Restated Investment Agreement.
Concurrently with the issuance of the Bond, the Corporation issued to Pallinghurst Graphite Common Share purchase warrants entitling Pallinghurst Graphite to purchase up to 75,000,000 Common Shares, subject to customary anti-dilution clauses, at a price of $0.22 per Common Share for a period of 36 months from the issuance date of the warrants (the “Pallinghurst Warrants”). The proceeds of the Bond Transaction were to be used for the development of the Matawinie Mine and general working capital purposes of the Corporation.
Concurrently with the entering into of the Bond Transaction, the Corporation entered into the Royalty Transaction whereby the Corporation issued and sold a 3% royalty to Pallinghurst Graphite for an aggregate purchase price of approximately $5 million, including accrued interest. Until July 14, 2023, the Royalty is subject to a 1% buy back right in favour of the Corporation. The consideration to be paid by the Corporation upon exercise of its buy back right will be equal to approximately $1.3 million, plus an amount equal to interest accrual at a rate of 9% per annum from and after the closing of the Pallinghurst Transactions up to the buyback date. Pursuant to the Royalty, Pallinghurst Graphite will have the right, until July 14, 2023, to request that the Royalty be converted into a graphite stream agreement or other similar forward purchase agreement, provided that the Corporation will not be required to complete any such conversion if such conversion could have a negative impact on the Corporation. The purchase price for the Royalty was satisfied by setting-off all principal and accrued interest amounts owing by the Corporation to Pallinghurst Graphite under the promissory note dated June 27, 2019 in the principal amount of $2 million and the promissory note dated March 16, 2020 in the principal amount of $2 million, each of which was cancelled.
The approval of disinterested shareholders of the Corporation for the Pallinghurst Transactions was obtained at the annual general and special meeting of shareholders of the Corporation held on August 27, 2020. Closing of the Pallinghurst Transactions took place on August 28, 2020.
Pursuant to the Assignment and Assumption Agreement, the rights and obligations of Pallinghurst Graphite under the Pallinghurst Transactions had been assigned to Pallinghurst International. Pallinghurst International currently owns 5,628,877 Common Shares (post Consolidation) representing 15.18% of the issued and outstanding Common Shares. Assuming the conversion in whole of the Bond, Pallinghurst

International would beneficially own 13,128,877 Common Shares representing 29.45% of the issued and outstanding Common Shares (post-Consolidation).
THE MATAWINIE MINE
Except as otherwise stated, the following description of the Matawinie Mine has been derived from the Technical Report, with an effective date as of July 10, 2018.
Introduction
The Corporation’s Matawinie Mine and concentrator project is expected to produce 100,000 tpa of high-purity graphite concentrate. It is located only 150 km north of Montréal and covers an area of approximately 75 km by 45 km. The Corporation’s world-class deposit constitutes the largest projected graphite operation in North America and Europe and is expected to become one of the world’s first all-electric open-pit mines. Geological knowledge of the Matawinie Graphite Property paired with experience in extracting and concentrating the ore at the Corporation’s demonstration plant have significantly de-risked the project.
Summary of Planned Operations
The Corporation’s planned operations include an all-electric open-pit mine and concentrate plant that will be powered by low-cost hydroelectricity. The mine plan was developed to supply approximately 2.37 million tpa of ore to produce 100,000 tpa of graphite concentrate. The ultimate pit design consists of five phases of production to ensure a consistent feed grade for the entire 26-year expected mine life of the project.
The initial starter pit (Phase 1) was designed at the south most extension closest to the Corporation’s property boundaries. The majority of the Run-of-Mine (“ROM”) ore for the first four years of the operation will be supplied from the initial starter pit and will be mined to completion to allow in-pit backfilling of waste and tailings (“PAG and NAG”). Mining will commence in Phase 1 and progress toward the north reaching the fifth phase.
This mining sequence will help minimize the project’s environmental footprint as the disposal of waste, PAG and NAG tailings can commence backfilling in-pit as early as year 5 of production. The driving factor for the mining sequence is the progressive reclamation of the site while minimizing the environmental footprint and ensuring a consistent feed grade (Cg %) to the mill. This involves maximizing the backfilling of waste and tailings in-pit and minimizing the size of any external co-disposal stockpile.
The concentrator will be located near the open-pit mine and will be designed to produce a nominal 100,000 tpa of high-purity graphite concentrate.
The ROM mineralized material will be crushed by the in-pit crushers prior to being transported from the pit to the covered stockpile by conveyor. The crushed material will be reclaimed from the stockpile and ground in a SAG mill. The SAG mill discharge will be screened and the screen oversize will be returned back to the SAG mill. The SAG screen undersize will be pumped to the ball mill circuit. The ball mill will be in closed circuit with rougher flotation and the cyclones. This will allow for the removal of larger graphite flakes as soon as they are liberated from the ore and will help maintain graphite flake integrity. The cyclone overflow flows to scavenger flotation. The scavenger tailings will be pumped to the final tailings treatment plant via the concentrator tailings thickener.
The combined rougher and scavenger concentrates will be dewatered to obtain the proper pulp density and polished in a polishing mill using ceramic media. The polishing mill will scrub the surface of the graphite flakes and thus remove the gangue minerals that are attached to the flakes. The polished concentrate will be refloated in the primary column. The primary cleaner concentrate will be screened to separate fine and coarse flakes. The screen oversize will be the final product and will be transported to the graphite concentrate thickener. The screen undersize undergoes the same process with slightly harsher polishing and column flotation. The fine cleaner concentrate combines with the coarser concentrate and both are pumped to the graphite concentrate thickener. Both cleaner tailings go to the tailings thickener.
The final graphite concentrate will be thickened, filtered and dried. After drying, the product will be dry screened into four products and bagged in super sacks for transport.

The concentrator tailings will be initially thickened for process water recovery and then pumped to the de-sulphurization plant. The concentrator tailings will be de-sulphurized by sulphide flotation and magnetic separation to produce clean (“NAG”) tailings. The NAG tailings and the sulphide concentrate (“PAG”) tailings will be filtered and stockpiled before being trucked to the co-disposition site.
Through a coordination table set up by the Québec Government, the Corporation has worked collaboratively with various authorities over the past months to prepare the permitting process. Hence, the Corporation plans to start early works at the mining site as of Q2-2021, and full construction is expected to be launched in Q3-2021 as permits and authorizations are expected to be finalized. The current project timeline places commissioning activities and start-up of commercial production in 2023, in time to meet the expected growing demand of battery manufacturers.
The Corporation has also integrated forward-looking and innovative environmental initiatives to limit the Matawinie Mine’s footprint and protect local biodiversity, namely:
•
integrated onsite water management system guaranteeing constant monitoring and treatment that meet the highest quality standards;

•
co-disposal of tailings and waste rock in line with requirements of the best practices such as The Global Tailings Review, the International Network for Acid Prevention and the Canadian Mine Environment Neutral Drainage Program. This management solution helps avoid acid mine drainage, provides greater environmental safety in the long term and reduces the infrastructure’s footprint; and

•
progressive land reclamation through backfilling of the pit and a comprehensive restoration plan.

Summary of Mineral Resources
The most recent estimates indicate combined measured and indicated resources of 120.3 Mt at a 4.27% Cg grade.
Figure — Exploration Work Overview — Tony Claims Block

West Zone
North Zone
Far-West Zone
North-East Zone
East Zone
South-East Zone
South-West Zone
Exploration targets
5.2% Cg
8.9% Cg
5.3% Cg
Lac Aux Pierres
Power Line Corridor (Staking prohibited)
Tony Claim Block
2013-2019 Exploration Work Overview
Tony Claim Block, Matawinie Property
2015-2019 Exploration Drilling
2014-2016 Trench (Mineralized interval length does not represent true width)
2014-2015 Significant Grab Sample (> 5% Cg)
Current Reserve/Mine Plan Pit Boundary (July 10, 2018)
Pit-Constrained Mineral Resource Footprint (March 19, 2020)
Resource Pit Envelope Footprint (March 19, 2020)
Mineral Resource Estimate Model Footprint (Dec. 15, 2015)
Main Mineralized Zone
Tony Claim Block Boundaries
2013 & 2015 Airborne TDEM Field Response (nT/s)
High : 500
Low : 20
0 0.25 0.5 1 Kilometres
Projection: UTM NAD 83 Z18 Scale 1:18 000 NTS: 31I12
Created by: Antoine Cloutier P. Geo., April 8, 2020
NOUVEAU MONDE GRAPHITE
577000
578000
579000
580000
581000
582000
583000
5166000
5165000
5164000
5163000

Table — Mineral Resource as of March 19, 2020(1)
	CURRENT RESOURCE (March 19, 2020)(2)
Resource Category(3)	Tonnage (Mt)(4)(5)	Grade (%Cg)(6)	Cg (Mt)
Measured	24.5	4.27	1.05
Indicated	95.8	4.26	4.08
Total Measured and Indicated Resource	120.3	4.26	5.13
Inferred(7)	4.5	4.53	0.20

Notes:
(1)
The mineral resources provided in this table were estimated using current CIM Definition Standards.

(2)
The standards used for this resource update are the same standards produced over the course of the Technical Report. The difference between the current and previous resources comes from new drilling done in 2019 mainly in the south-west sector of the deposit and from deep drilling.

(3)
Mineral resources are not to be considered mineral reserves as their economic viability has not been demonstrated. Additional drilling and/or trenching will be required to convert inferred and indicated mineral resources to indicated and measured mineral resources.

(4)
Current resource effective as of March 19, 2020.

(5)
The current mineral resources are stated at a cut-off grade of 1.78% Cg.

(6)
All analyses used for the resource estimates were performed by ALS Minerals Laboratories and delivered as graphitic carbon (% Cg), internal analytical code C-IR18.

(7)
Inferred mineral resources represent material that is considered too speculative to be included in economic evaluations. Additional drilling and/or trenching will be required to convert inferred mineral resources to indicated or measured mineral resources.

(8)
Mineral resource tonnage, grade and quantity have been rounded to reflect the accuracy of the estimate, and the totals therefore may not represent the exact sums of their components.

Table — Mineral Reserves
Reserve Category	Mt	Cg
Proven	0	0
Probable	59.8	4.35%
Proven and Probable	59.8	4.35%

Notes:
(1)
The effective date of the mineral reserves estimate is July 10, 2018.

(2)
Mineral reserves are reported in accordance with CIM Definition Standards.

(3)
A economical cut-off of 2.20% C(g).

(4)
Mineral reserves were estimated at a selling price of concentrate of US$1,124/t and include modifying factors related to mining cost, and dilution and recovery, process recoveries and costs, general and administrative expenses, royalties, rehabilitation and transportation costs.

(5)
Figures have been rounded to an appropriate level of precision for the reporting of mineral reserves.

(6)
Due to rounding, some columns or rows may not compute exactly as shown.

(7)
The mineral reserves are stated as dry tonnes. All figures are in metric tonnes.

Matawinie Mine Capital Costs
The Matawinie Mine capital costs only cover the initial and sustaining costs for the scope of work as defined in the Technical Report. Any addition, deletion and/or modification of any type and nature since the issuance of the Technical Report are explicitly excluded. The Corporation intends to proceed with an assessment of the anticipated capital costs of the Matawinie Mine and timing thereof, as the project progresses toward commercial operations. See “Risk Factors” in this Prospectus.
The capital cost estimate (“Capex”) consists of direct and indirect capital costs as well as a contingency. Provision for sustaining capital is also included, mainly for the development of the co-disposition area, and capital requirements as the mine development moves from the south to the north. Amounts for closure and rehabilitation of the site have been estimated as well.
The Capex includes the material, equipment, labour and freight required for the mine predevelopment, processing facilities, tailings storage and management, as well as all infrastructure and services necessary to support the operation.
The Capex is based on a Class 3 type estimate as per the AACE Recommended Practice 47R-11 with a target accuracy of ±15%.
Table — Summary of Capital Cost Estimate(1)
Summary of Capital Cost Estimate ($000)
Description	Initial Costs	Sustaining Costs	LoM Costs
Direct Costs
Mining	16,833	4,155	20,988
Processing Plant	105,017	—	105,017
Infrastructure	11,420	—	11,420
Tailings and Water Management	48,177	38,760	86,937
Electrical Distribution	23,486	8,085	31,571
Sub-Total Direct Costs	204,933	51,000	255,933
Indirect and Owner’s Costs
Project Development Costs	2,327	—	2,327
EPCM Costs	21,703	957	22,660
Owner’s Costs	14,732	—	14,732
Sub-Total Indirect Costs	38,762	957	39,719
Contingency	31,476	8,731	40,207
Closure Costs	6,250	6,250	12,501
NSR Buyout	2,000	—	2,000
Total Costs	283,421	66,938	350,360

Note:
(1)
The totals may not add up due to rounding.

Matawinie Mine Operating Costs
The estimated operating costs of the project cover the mining, processing, general administration and site services.
The sources of information used to develop the operating costs include in-house databases and outside sources, particularly for materials, services and consumables.
Table — Operating Costs Summary(1)
Description	Cost per Year ($)	Cost /tonne of concentrate ($/t concentrate)	Total Costs (%)
Mining (Average over life)	17,776,100	177.76	35.6
Tailings (Average over life)	5,872,892	58.73	11.8
Ore Processing	23,270,908	232.70	46.6
Site Services	886,080	8.86	1.8
General and Administration	2,123,010	21.23	4.3
Total Opex	49,928,990	499.29	100.0

Note:
(1)
Totals may not add up due to rounding.

CONSOLIDATED CAPITALIZATION
There has been no material change in the capitalization of the Corporation since the date of its most recently filed financial statements, being the Interim Financial Statements, other than the issuance of an aggregate of 29,750 Common Shares following the exercise of an aggregate of 29,750 options for an aggregate cash consideration of $101,013.
Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and the information on securities convertible into Common Shares provided above are stated on a post-Consolidation basis.
As of the date of this Prospectus, the capital structure of the Corporation on a post-Consolidation basis is as follows:
Common Shares	37,085,645
Bond	7,500,000
Options	2,198,250
Total Common Shares on a fully diluted and post-Consolidation basis	46,783,895
The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to such Prospectus Supplement.
USE OF PROCEEDS AND OTHER AVAILABLE FUNDS
Unless otherwise specified in a particular Prospectus Supplement, the net proceeds from the sale of Securities will be used to fund the construction, commissioning, working capital and reserves funds of the Matawinie Mine and LiB Anode Plant and also for general corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities. See “Risk Factors” in this Prospectus.
EARNINGS COVERAGE RATIOS
If the Corporation offers debt securities having a term to maturity in excess of one year or preferred shares under any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

DESCRIPTION OF COMMON SHARES
The holders of Common Shares are entitled to vote at all shareholder meetings. They are also entitled to dividends, if, as and when declared by the Board of Directors and, upon liquidation or winding-up of the Corporation, to share the residual assets of the Corporation. The Common Shares do not have any pre-emptive, conversion or redemption rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares.
DESCRIPTION OF DEBT SECURITIES
The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.
The Debt Securities will be issued in series under one or more trust indentures to be entered into between the Corporation and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.
Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest is payable (in either case, if other than Canadian dollars), (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.
Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The Debt Securities will be direct obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
This section describes the general terms that will apply to any Subscription Receipts that may be offered pursuant to this Prospectus and the relevant Prospectus Supplement. Subscription Receipts may be offered separately or together with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.
The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Corporation with securities regulatory authorities in Canada after being entered into. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
•
the number of Subscription Receipts;

•
the price at which the Subscription Receipts will be offered;

•
the procedures for the conversion of the Subscription Receipts into Common Shares, Debt Securities or Warrants;

•
the number of Common Shares, Debt Securities or Warrants that may be issued upon conversion of each Subscription Receipt;

•
the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

•
terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•
material Canadian federal income tax consequences of owning the Subscription Receipts; and

•
any other material terms and conditions of the Subscription Receipts.

The subscription receipt agreement covering the Subscription Receipts being offered will provide that any misrepresentation in this Prospectus, the applicable Prospectus Supplement, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the underlying Common Shares, Debt Securities or Warrants to such purchaser entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the underlying securities, provided that the remedy for rescission is exercised within the time frame stipulated by securities laws as set out in the subscription receipt agreement.
DESCRIPTION OF WARRANTS
This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).
Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements governing the Warrants being offered. The Warrant agent will act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Corporation with the securities regulatory authorities in Canada after it has been entered into.
The Corporation will not offer Warrants or other convertible or exchangeable Securities for sale separately (as opposed to part of a Unit offering) to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless a Prospectus Supplement containing the specific terms of the Warrants or other convertible or exchangeable Securities to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale.
Equity Warrants
The particular terms of each issue of Equity Warrants will be described in the relevant Prospectus Supplement. This description will include, where applicable:
•
the designation and aggregate number of Equity Warrants;

•
the price at which the Equity Warrants will be offered;

•
the currency or currencies in which the Equity Warrants will be offered;

•
the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

•
the class and/or number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Equity Warrant;

•
the terms of any provisions allowing for adjustment in (i) the class and/or number of Common Shares that may be purchased, (ii) the exercise price per Common Share, or (iii) the expiry of the Equity Warrants;

•
whether the Corporation will issue fractional shares;

•
the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each Security;

•
the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;

•
whether the Equity Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•
whether the Corporation has applied to list the Equity Warrants and/or the related Common Shares on a stock exchange;

•
material Canadian federal income tax consequences of owning the Equity Warrants; and

•
any other material terms or conditions of the Equity Warrants.

Debt Warrants
The particular terms of each issue of Debt Warrants will be described in the relevant Prospectus Supplement. This description will include, where applicable:
•
the designation and aggregate number of Debt Warrants;

•
the price at which the Debt Warrants will be offered;

•
the currency or currencies in which the Debt Warrants will be offered;

•
the designation and terms of any Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each Security;

•
the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

•
the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

•
the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

•
the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

•
whether the Debt Warrants will be subject to redemption, and, if so, the terms of such redemption provisions;

•
material Canadian federal income tax consequences of owning the Debt Warrants; and

•
any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF UNITS
This section describes the general terms that will apply to any Units that may be offered pursuant to this Prospectus.
Units are a security comprised of more than one of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued so the holder thereof is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.
The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in registered or global form; and (iv) any other material terms and conditions of the Units.
PLAN OF DISTRIBUTION
The Corporation may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of $500,000,000 in Securities hereunder.
The Corporation may sell the Securities to or through underwriters, dealers or agents and, subject to applicable securities laws, may also offer the Securities directly to potential purchasers pursuant to applicable statutory exemptions at prices and upon terms negotiated between the purchasers (including any underwriters) and the Corporation.
In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.
The applicable Prospectus Supplement will state the terms of its corresponding offering, including the name or names of any underwriters, dealers or agents, the initial offering price (in the event that the offering is a fixed price distribution), the manner of determining the initial offering price(s) (in the event the offering is made at prices which may be changed at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in Regulation 44-102 — Shelf Distributions (“NI 44-102”), including sales made directly on the TSXV or other existing trading markets), the proceeds to the Corporation from the sale of the Securities, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other underwriters, dealers or agents. Any initial offering price and discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.
Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation, to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation and, if applicable, the 1933 Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.
The Corporation and, if applicable, the dealers, underwriters or agents reserve the right to reject any offer to purchase any Securities offered, in whole or in part. The Corporation also reserves the right to withdraw, cancel or modify the offering of any Securities under this Prospectus and any Prospectus Supplement without notice.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales made directly on the TSXV or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, other than an “at-the-market distribution” (unless otherwise specified in a Prospectus Supplement) the dealers, underwriters or agents may, when acting as an agent, over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
The dealers, underwriters or agents, if applicable, may from time to time purchase and sell the Securities in the secondary market but are not obliged to do so. The Corporation’s outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “NOU”, on the OTCQX under the symbol “NMGRF” and on the Frankfurt Stock Exchange under the symbol “NM9”. The Corporation has applied to list the Common Shares on the NYSE. Listing will be subject to the Corporation fulfilling all the listing requirements of the NYSE.
Unless otherwise indicated in a Prospectus Supplement or pricing supplement, there is no market through which Debt Securities, Subscription Receipts, Warrants and Units may be resold and purchasers may not be able to resell the Securities purchased under this Prospectus. The offering price and other selling terms for any sales in the secondary market may, from time to time, be varied by the dealers, underwriters or agents.
PRIOR SALES
During the 12-month period prior to the date of this Prospectus, the Corporation issued securities as provided in the following table. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated on a post-Consolidation basis.
Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security
June 9, 2020	15,000 Common Shares(1)	$1.80
August 28, 2020	7,500,000 convertible bonds(2)	$2.00
August 28, 2020	7,500,000 warrants(2)	$2.20
September 2, 2020	632,500 options	$1.85
September 4, 2020	103,759 Common Shares(3)	$2.00
October 1, 2020	15,000 options	$2.40
October 9, 2020	15,000 Common Shares(1)	$3.50
November 1, 2020	150,000 options	$3.75
November 10, 2020	1,500 Common Shares(4)	$3.50
November 13, 2020	21,391 Common Shares(4)	$3.50
November 17, 2020	7,500 Common Shares(1)	$3.00
November 17, 2020	38,000 Common Shares(4)	$3.50
November 20, 2020	230,000 Common Shares(4)	$3.50
November 23,2020	14,100 Common Shares(4)	$3.50
November 23, 2020	50,000 Common Shares(1)	$4.50
November 30, 2020	357,500 options	$7.00
December 4, 2020	37,500 Common Shares(1)	$2.00
December 4, 2020	46,250 Common Shares(4)	$3.50

Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security
December 10, 2020	7,500 Common Shares(1)	$2.00
December 10, 2020	6,500 Common Shares(4)	$3.50
December 14, 2020	7,500 Common Shares(1)	$2.00
December 14, 2020	2,000 Common Shares(4)	$3.50
December 16, 2020	18,000 Common Shares(4)	$3.50
December 17, 2020	5,000 Common Shares(1)	$2.00
December 17, 2020	5,000 Common Shares(4)	$3.50
December 18, 2020	54,750 Common Shares(4)	$3.50
December 21, 2020	434,800 Common Shares(4)	$3.50
January 5, 2021	25,000 Common Shares(1)	$2.75
January 5, 2021	7,500 Common Shares(1)	$2.00
January 6, 2021	100,000 options	$12.90
January 7, 2021	15,000 Common Shares(1)	$2.35
January 7, 2021	150,000 Common Shares(4)	$3.50
January 13, 2021	15,000 Common Shares(1)	$2.05
January 13, 2021	25,000 Common Shares(4)	$3.50
January 18, 2021	10,000 Common Shares(1)	$7.00
January 20, 2021	1,189,675 Common Shares(5)	$14.50
January 20, 2021	10,000 Common Shares(1)	$7.00
January 25, 2021	76,635 Common Shares(6)	$10.40
January 28, 2021	123,700 Common Shares(4)	$3.50
January 31, 2021	7,500,000 Common Shares(7)	$2.20
February 1, 2021	10,000 Common Shares(4)	$3.50
February 1, 2021	10,000 Common Shares(1)	$2.00
February 3, 2021	10,000 Common Shares(1)	$3.90
February 3, 2021	3,000 Common Shares(4)	$3.50
February 4, 2021	10,000 Common Shares(4)	$3.50
February 10, 2021	15,000 Common Shares(1)	$2.75
February 11, 2021	25,000 Common Shares(1)	$2.00
February 12, 2021	396,552 Common Shares(8)	$14.50
February 15, 2021	15,000 Common Shares(1)	$2.35
February 16, 2021	25,000 Common Shares(1)	$2.40
February 16, 2021	10,000 Common Shares(1)	$2.35
February 18, 2021	15,000 Common Shares(1)	$2.35
February 25, 2021	15,000 Common Shares(1)	$2.35
February 26, 2021	5,000 Common Shares(1)	$7.00
March 5, 2021	27,000 Common Shares(1)	$1.95
March 5, 2021	7,500 Common Shares(1)	$2.00
March 15, 2021	10,000 Common Shares(1)	$2.75

Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security
April 8, 2021	15,000 Common Shares(1)	$2.75
April 8, 2021	10,000 Common Shares(1)	$3.00
April 8, 2021	750 Common Shares(1)	$2.35
May 12, 2021	4,000 Common Shares(1)	$7.00

Notes:
(1)
Issued upon the exercise of options.

(2)
Issued pursuant to the Bond Transaction. See “Recent Developments — The Bond Transaction and the Royalty Transaction” in this Prospectus.

(3)
Issued to employees in settlement of unpaid portions of wages.

(4)
Issued upon the exercise of Common Share purchase warrants.

(5)
Issued pursuant to the 2021 Public Offering.

(6)
Issued in settlement of interest owed on the Bond.

(7)
Issued upon the exercise of the Pallinghurst Warrants.

(8)
Issued pursuant to the 2021 Private Placement.

TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on the TSXV under the symbol “NOU”. On May 18, 2021, the closing price of the Common Shares on the TSXV was $14.43.
The following table sets forth trading information for the Common Shares on the TSXV (as reported by web.tsxmoney.com) during the 12-month period prior to the date of this Prospectus.
Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers, prices and trading volumes of the Common Shares provided in the table below have been adjusted to take into consideration the Consolidation. The Common Shares started trading on the TSXV on a post-Consolidation basis beginning at the open of markets on March 31, 2021.
Month	High ($)(1)	Low ($)(2)	Trading volume(3)
April 2020	2.40	1.40	426,553
May 2020	2.30	1.85	274,002
June 2020	2.20	1.80	312,137
July 2020	2.20	1.80	342,069
August 2020	2.20	1.90	296,934
September 2020	2.60	1.80	561,743
October 2020	4.30	2.35	1,937,567
November 2020	10.00	3.75	4,995,240
December 2020	14.50	5.30	2,958,932
January 2021	19.80	10.40	4,343,395
February 2021	27.40	14.80	5,065,404
March 2021	22.30	15.20	3,402,410
April 2021	20.50	12.00	1,988,237
May 1st, 2021 to May 18, 2021	16.98	12.75	904,980

Notes:
(1)
Includes intra-day high prices.

(2)
Includes intra-day low prices.

(3)
Total volume traded in the relevant period.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of applicable Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax consideration.
RISK FACTORS
In addition to the risk factors set forth herein, additional risk factors relating to the Corporation’s business are discussed in the AIF and in the MD&As, which risk factors are incorporated herein by reference. An investment in the Securities offered hereby involves certain risks. Before investing, purchasers of Securities should carefully consider the information contained in this Prospectus as well as the other information contained in and incorporated by reference in this Prospectus and in the applicable Prospectus Supplement before purchasing the Securities offered hereby. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected.
The following list of risk factors is not exhaustive, as the Corporation operates in a rapidly changing business, and new risk factors may emerge from time to time. The Corporation cannot predict such risk factors, nor can it assess the impact, if any, of such risk factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, the Corporation does not, nor should prospective investors rely on forward-looking statements as a prediction of actual results. See “Forward-Looking Statements” in this Prospectus.
Risks Related to the Corporation and the Industry
Risk of New Mining Operations
The Matawinie Mine does not have an operating history. Whether income will result from any of the Corporation’s activities, including, without limitation, the Matawinie Mine project, will depend on the successful establishment of new mining operations and expansion of current operations, including the construction and operation of the Matawinie Mine, the LiB Anode Plant project and related infrastructure. As a result, the Corporation is subject to all of the risks associated with establishing or expanding new mining operations and business enterprises, including the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approval and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.
Various factors, including the successful construction, commissioning and ramp-up of the Matawinie Mine, costs, actual mineralization, consistency and reliability of graphite grades, commodity prices, future cash flow and profitability can affect successful project development, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The design and construction of efficient processing facilities, the cost and availability of suitable machinery, supplies, mining equipment and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants can also affect successful project development. It is common in new mining operations to experience unexpected problems and delays during construction, development, mine start-up and commissioning activities. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Corporation’s profitability. Accordingly, there is no assurance that the Matawinie Mine project will ever be brought into a state of commercial production or that the Corporation’s activities will result in profitable mining operations.
Increase in Production Costs
Changes in the Corporation’s production costs could have a major impact on its financial condition and results of operations. Changes in costs of the Corporation’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Corporation’s control. The Corporation prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Corporation’s future results of operations or financial condition.
Infrastructure, Supplies and Inflation
Prices for goods and services will fluctuate in relation to the level of investment in the mining sector; it is reasonable to expect that increased demand could impact the Corporation’s future economic projections and competitiveness, as it may entail a meaningful increase in costs for various goods and services. Improvements in the economic conditions for the mining industry as a whole will typically result in increases to both the costs of planned exploration and development activities, which must also be factored into economic models used in projections for future development and potential operations. Increased demand for, and costs of, goods or services could result in delays if they cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties and delays due to the need to coordinate their availability, any of which could materially increase project exploration, development and/or construction costs. These factors could have a material adverse impact on the Corporation’s operations and profitability.
Uncertainty of Processing Technology on a Commercial Basis
The Corporation’s process of preparing micronized spheronized and purified graphite has not been used on a commercial basis by the Corporation and there is no certainty that results achieved during small-scale testing, including those performed at the Flake Demonstration Plant and at the Shaping Demonstration Plant, can be replicated in commercial quantities, which would have a material adverse impact on the finance of the Corporation’s project. The Corporation will be required to provide graphite that meets certain specifications. In addition, the Corporation is planning for the commissioning of the Purification Demonstration Plant and the Coating Demonstration Plant, both of which have not commenced operations. The inability of the Corporation to fully commission and scale-up its operations to produce micronized spheronized and purified graphite that meet those specifications may have a material adverse effect on the Corporation.
The Corporation currently holds a license to commercialize Hydro-Québec’s Anode Material technologies which forms part of the processing technology contemplated by the Corporation. Such agreement contains certain covenants on the part of the Corporation and failure by the Corporation to comply with such covenants may result in a breach of contractual obligations and may cause the license to be terminated. The Corporation is currently evaluating if it will use the Hydro-Québec technologies within the LiB Anode Plant or its own developed processes. The inability of the Corporation to use the license or to use the Corporation’s own developed processes would have a material adverse effect on the Corporation and may prevent the Corporation from commercializing its processing technology within the contemplated timeline.
The development of the Corporation’s process of preparing micronized spheronized, purified and coated graphite may be complicated by third-party intellectual property rights (otherwise known as freedom to operate issues), because of the types of patents allowed by national patent offices. The Corporation may be forced to adapt its technology in order to ensure it does not conflict with any such third-party intellectual property rights. Further, the Corporation’s ability to successfully challenge third-party patent rights is dependent on the laws of national courts and there can be no assurance that the Corporation would successfully challenge third-party patent rights. In addition, the Corporation may face increasing competition from similar technology in the future. Similar technology can be a threat to the Corporation and it could prevent the Corporation from achieving commercial operations on a basis that is economically viable.
Uncertainty of Mineral Resources and Mineral Reserves
The estimates of mineral resources and mineral reserves for the Matawinie Mine have been prepared in accordance with NI 43-101. There are numerous uncertainties inherent in estimating mineral resources and mineral reserves and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that any categories of mineral resources or reserves will be upgraded to higher categories. The estimation of mineralization is a subjective process and the accuracy of estimates is a function of quantity and quality of available data, the accuracy of statistical computation and the assumptions and judgments made in interpreting engineering and geological information. Mineral reserves at the Matawinie Mine have been determined to be economic ore in the context of a feasibility study in accordance with NI 43-101. However, factors such as market price fluctuations, increased production costs, reduced recovery rates, and changes to other assumptions applied to the estimates, may render the mineral reserves uneconomic.
It should be understood that the mineral resources and mineral reserves are estimates of the size and grade of the deposits based on a number of drillings and samplings and on assumptions and parameters available. The level of confidence in the estimates depends upon a number of uncertainties. These uncertainties include, but are not limited to, future changes in product prices and/or production costs, differences in size and grade and recovery rates from those expected, and changes in project parameters. There is no assurance that the Matawinie Mine implementation will be realized or that the current estimates of volume and grade of minerals mined/processed or of cash flows derived from production will be achieved.
Substantial expenditures and time are required to establish mineral reserves through drilling and to develop the mining and processing facilities and infrastructure at mine site. There is no certainty that future expenditures made in the exploration of the Corporation’s other mineral properties or additional areas at the Matawinie Mine will result in the identification of commercially recoverable quantities of ore or that ore reserves will ever be mined or processed profitably. While the Technical Report demonstrates the economic feasibility of the Matawinie Mine, the inability to achieve commercial operations on a basis that is economically viable may have a material adverse effect on the Corporation.
The Corporation’s Dependence Upon the Matawinie Mine and the LiB Anode Plant
The Corporation currently expects future mining operations at the Matawinie Mine to account for all of the Corporation’s graphite production for the foreseeable future. In addition, the Corporation currently expects its future operations to be performed at the LiB Anode Plant to account for all of its processing activities to produce VAP and Anode Material for LiBs. Consequently, the Corporation expects to generate all its revenues from its production activities at the Matawinie Mine, including through the sale of natural graphite to third parties, and from its processing activities at the LiB Anode Plant, including through the sale of VAP and Anode Material for LiBs to third parties, respectively.
Any adverse condition affecting any of the Matawinie Mine or the LiB Anode Plant, or any adverse conditions affecting the revenues from any graphite products sale or the costs for producing graphite products at the Matawinie Mine or processing graphite products at the LiB Anode Plant could be expected to have a material adverse effect on the Corporation’s financial performance and results of operations and could require the Corporation to raise additional financing, which may not be obtainable under such circumstances.
Risks Related to Future Sale of Graphite Products
The Corporation is dependent on future sales of graphite-based products. Although the Corporation has and will continue to strive to enter into sales agreements, including offtake agreements for future sales, no assurance can be given that the Corporation will be able to sell graphite-based products at such terms and conditions as are favourable for, or necessary to sustain the operations of the Corporation.
The Corporation has entered into an offtake and joint marketing agreement (the “Offtake and Joint Marketing Agreement”) with Traxys Group (“Traxys”) on February 14, 2019 for the sale of the production of flake graphite concentrate produced by the Corporation at the Flake Demonstration Plant. Such agreement contains certain representations, terms and conditions in order to result in firm commitments, and no assurance can be made that such representations, terms and conditions can or will be satisfied.
Except for the Offtake and Joint Marketing Agreement with Traxys, the Corporation has not yet entered into any other agreements for the sale of graphite-based products. There can be no guarantee that the Corporation will be able to secure additional sales agreements, including offtake agreements for future sales and, if so, there can be no guarantee as to the amount of purchase orders or commitments, the quantity of graphite represented by such orders and commitments or the timing for receiving same. Factors that may impact such orders and commitments include the ability of the Corporation to reliably and consistently produce graphite meeting client requirements and confidence of clients in such ability, market conditions and demand for products requiring graphite, overall market conditions and the strength of the economy.
If the Corporation, for whatever reason, is not able to produce the products in accordance with the terms and specifications of any sales agreements, such noncompliance or violation, resulting in termination or damages, may have an adverse effect on the Corporation’s operations and financial position. Even if the Corporation is able to meet the requirements set out therein, there is no assurance that the contract counterparties will be willing or able to purchase the production at the prices or quantities they have agreed to in the offtake agreement.
Uncertainty Relating to Future Production Estimates
The Corporation prepares estimates and projections of future production for the Matawinie Mine and the LiB Anode Plant, which are based on the Technical Report and the FEL-1, respectively. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing plans and other assumptions which change from time to time, including: mineral reserve and mineral resource estimates; the availability, accessibility, sufficiency and quality of graphite; the Corporation’s costs of production; the Corporation’s ability to sustain and increase production levels; the sufficiency of the Corporation’s infrastructure; the performance of the Corporation’s workforce and equipment; the Corporation’s ability to maintain and obtain mining interests and permits; and the Corporation’s compliance with existing and future laws and regulations. The Corporation’s actual production may vary from estimates for a variety of reasons, including: actual graphite mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labour shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.
Lack of Revenue and History of Losses
As the Corporation does not have revenues, it is dependent upon future financings to continue its plan of operation, yet stay in business. The Corporation has not generated any revenues since its incorporation. The Corporation’s business objectives include the construction and operation of the Matawinie Mine and the LiB Anode Plant project. There is no assurance that they will be commercially viable.
In addition, the Corporation does not have a history of profitable operations and there can be no assurance that the Corporation will ever be profitable. It sustained net losses in the fiscal years ended December 31, 2018, 2019 and 2020. Management of the Corporation does not expect any income for the fiscal years to come and assesses that the Corporation may incur ongoing losses in the near future, and there is no guarantee it will become profitable in the short term or at all.
The Corporation’s future success will depend to a large extent on its ability to ensure the respect of its contractual commitments which are important from an operational and financial point of view. In general, the Corporation’s revenues will also be affected by economic conditions and the capacity of the Corporation to start production and manage its growth.
Negative Operating Cash Flow (in thousands of dollars)
The Corporation has no history of revenues from its operating activities. The Corporation’s cash and cash equivalents amounted to $34,073, $4,520 and $4,077 as at March 31, 2021, as at December 31, 2020, and as at December 31, 2019, respectively. During the three month-period ended March 31, 2021 and the fiscal years ended December 31, 2020 and December 31, 2019, the Corporation had negative cash flow usage from operating activities of $10,190, $18,049 and $18,654, respectively. For the three month-period ended March 31, 2021, the Corporation has had an average monthly cash expenditure rate of approximately $3,793 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development capitalized costs not covered by grants. For the three month-period ended March 31, 2021, the Corporation recorded a net loss and comprehensive loss of $7,444. As of March 31, 2021, the Corporation had current liabilities of $11,979 and an outstanding convertible bond with a principal of $15,000 to be repaid at latest on August 28, 2023. For the fiscal year ended December 31, 2020, the Corporation has had an average monthly cash expenditure rate of approximately $1,559 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development capitalized costs not covered by grants. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved at the Matawinie Mine and/or the LiB Anode Plant. To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to allocate a portion of its existing working capital to fund such negative cash flow.
Obligations, Covenants and Restrictions in the Terms of Financing Transactions with Pallinghurst International
The terms of the Amended and Restated Investment Agreement, the Bond and the Royalty contain financial and operating covenants that limit the discretion of management with respect to certain business matters. These covenants will restrict the Corporation’s ability to incur additional indebtedness for borrowed money in an aggregate principal amount exceeding $1 million which may limit the Corporation’s ability to finance any additional capital expenditure for the Matawinie Mine and the LiB Anode Plant that may be necessary or appropriate once the project has been completed, to finance additional development activities, to fund working capital requirements and to service debt requirements, if applicable, which may greatly restrict the Corporation’s ability to adjust to changing market conditions and may render the Corporation vulnerable to a downturn in general economic conditions and unable to make expenditures that are important to its growth and strategy.
These covenants also place restrictions on, among other things, the Corporation’s ability to sell, assign, transfer or otherwise dispose of assets other than in the ordinary course of business, to enter into preferred share financing, or any royalty, stream or similar alternative financing, and to create, other than with respect to certain permitted liens, any encumbrance on the Matawinie Mine ranking pari passu, or senior to, the Bond, or otherwise create, incur, assume or suffer to exist any security interest or lien on any of its assets ranking pari passu, or senior to, the Bond, which will limit the Corporation’s operating flexibility and could prevent the Corporation from taking advantage of business opportunities. In addition, under the Amended and Restated Investment Agreement, Pallinghurst International has been granted anti-dilution rights over subsequent equity offerings by the Corporation in order to maintain its ownership in shares of the Corporation on an as-converted basis.
The terms of the Amended and Restated Investment Agreement, the Bond and the Royalty also contain various provisions requiring the Corporation to take certain positive actions in order to fulfill its commitments, such as providing confirmations and documents as may be required under these agreements. The terms of the Amended and Restated Investment Agreement, the Bond and the Royalty Agreement also contain customary events of default, such as failure to make payment when due of the principal amount outstanding or of any accrued and unpaid or uncapitalized interest under the Bond, breach of covenants, conditions or obligations, inaccuracy of representations and warranties, the occurrence of a material adverse effect with respect to the Corporation, the occurrence of an insolvency event with respect to the Corporation, any execution, distress or other enforcement process against any material property and assets of the Corporation, the delisting of the Common Shares from the TSXV, and the Corporation being no longer a “reporting issuer” under the applicable securities laws. Events may occur in the future, including events beyond the Corporation’s control that could cause the Corporation to fail to satisfy its obligations under these agreements.
The obligations of the Corporation under the Bond are currently secured by a charge against the universality of all of the Corporation’s movable and immovable property, corporeal and incorporeal, present and future, subject to certain existing permitted encumbrances. A failure to comply with its obligations and restrictive covenants could result in an event of default which, if not cured or waived, could permit acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions and lead to enforcement actions or proceedings under the security granted under the Bond and any other debt entered into by the Corporation. The occurrence of any such events would have a material adverse effect and could, among other things, result in the bankruptcy or liquidation of the Corporation, and could result in the loss of the Corporation’s entire interest in the Matawinie Mine and LiB Anode Plant.

Level of Indebtedness
Subject to the limits contained in the Bond and the Royalty Agreement and any other debt instruments entered into by the Corporation, the Corporation may be able to incur additional debt. If the Corporation does so, the risks related to the Corporation’s level of indebtedness could increase.
The Corporation’s degree of leverage in the future could have adverse consequences for the Corporation, due to the following factors that may affect the Corporation: (i) increased difficulty in satisfying obligations with respect to indebtedness; (ii) limitations on the ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; (iii) requirements that a substantial portion of the Corporation’s cash flows be dedicated to debt service, if any, payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; (iv) increased vulnerability to general adverse economic and industry conditions; (v) decreased flexibility in planning for and reacting to changes in the industry in which it competes; (vi) placing the Corporation at a disadvantage compared to other, less leveraged competitors; and (vii) increased cost of borrowing.
The Corporation’s ability to make scheduled payments on or refinance its debt obligations, depends on the Corporation’s financial condition and operating performance at that time, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Corporation may be unable to generate or maintain a level of sufficient cash flow from operating activities to satisfy its debt obligations or to refinance its indebtedness on commercially reasonable terms or at all, which would have a material adverse effect on the Corporation’s financial condition and results of operations.
The Corporation can provide no assurance that it will achieve sufficient future cash flow and earnings to satisfy its debt obligations. If cash flows and capital resources are insufficient to fund debt service obligations, if any, the Corporation could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, seek additional debt or equity capital or restructure or refinance indebtedness. If the Corporation cannot make scheduled payments on its debt, the Corporation could be in default and holders of any indebtedness could declare all outstanding principal and interest to be due and payable which could lead to cross default and cross acceleration provisions under certain of the Corporation’s other debt agreements. The Corporation’s creditors could foreclose against the collateral securing the Corporation’s obligations and the Corporation could be forced into bankruptcy or liquidation, or to initiate other insolvency proceedings.
Going Concern and Insolvency Risk
The Corporation’s Interim Financial Statements have been prepared on a going concern basis, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business as they come due into the foreseeable future. However, the Corporation does not currently have guaranteed sources of funding or cash flow to repay indebtedness, penalties or interest that it could incur or in the event it enters into any permitted working capital facilities. The inability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital market alternatives would cast significant doubt as to the Corporation’s ability to continue as a going concern. There are other elements included in this section “Risk Factors” related to the Corporation that could cast a doubt on the ability of the Corporation to continue its operation and development on a going concern basis.
Governmental and Environmental Regulations, Permits and Licences
The current operations of the Corporation and anticipated future operations, including further exploration, development activities and commencement of production for the Matawinie Mine, the LiB Anode Plant and the various demonstration plants are subject to laws and regulations governing prospecting, development, mining, construction, production, exports, taxes, labour standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities, and in the construction, development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permitting requirements.
The Corporation’s operations are also subject to various laws and regulations governing the protection of the environment. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a direction of stricter standards and enforcement, and higher fines and penalties for non-compliance. Even though the Corporation received a positive Environmental and Social Impact Assessment (“ESIA”) for the Matawinie Mine from the Government of Québec, the LiB Anode Plant may require the additional submission of ESIA and further review and approval by governmental authorities, such as the environmental impact assessment and review procedure which can include public hearing held by the BAPE. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Corporation intends to, and attempts to, fully comply with all applicable environmental regulations.
On April 11, 2019, the Corporation filed the ESIA for the Matawinie Mine, which is available on the Government of Québec’s Environmental Assessment Register. The submission of the ESIA, which was authored by SNC-Lavalin Inc., was an important milestone in the permitting of the project. Successful public hearings on the project were held by the Government of Québec in 2020. On February 10, 2021, the Corporation received a positive environmental assessment decision for the Matawinie Mine supported by a decree from the Government of Québec. The Matawinie Mine has now received all of the government authorizations required to apply for permits needed for site-specific construction and operating activities under the authority of the overall global authorizations, but no assurance can be given that such permits which the Corporation may require in the normal course for its current and anticipated mining operations will be obtainable or maintainable on reasonable terms or on a timely basis or at all.
In Canada, the issuance of permits may also trigger the Crown’s duty to consult and potentially accommodate the Indigenous peoples of Canada. Section 35 of the Constitution Act, 1982, protects aboriginal and treaty rights for Indian (also referred to as First Nation), Inuit and Métis people. As a result of this protection, in appropriate circumstances, the Crown has a duty to consult with Indigenous people and, potentially, to seek workable accommodation of their interests before making decisions that may affect their ability to exercise their constitutionally protected rights. In certain circumstances Indigenous people can file legal action on the basis of inadequate consultation, which could have the consequence of delaying the commencement of construction or operation of projects or increasing costs of projects. The Corporation intends to and attempts to support the Crown in conducting procedural aspects of the duty as required.
Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. The Corporation believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there is no assurance that future changes to existing laws and regulations will not impact the Corporation. Amendments to current laws, regulations and permits governing the operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs, reduction in levels of production or require abandonment or delays in the development of current or new mining projects.
The Corporation’s activities and operations require permits from various domestic authorities. There can be no assurance that various permits which the Corporation may require in the normal course for its current and anticipated exploration, development and construction activities as well as mining operations, including without limitation, on the Matawinie Mine, the LiB Anode Plant and the various demonstration plants will be maintainable or obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including, without limitation, the Matawinie Mine, the LiB Anode Plant and the various demonstration plants. Furthermore, any delays in obtaining the anticipated construction permits would have an adverse effect on the Corporation’s timing and costs associated with the start-up. Such delays could also allow other third-party projects to commence production before the Matawinie Mine and the LiB Anode Plant, thereby potentially reducing the Corporation’s target market share, which would have an adverse impact on the level of product sales and economics of the Matawinie Mine and the LiB Anode Plant.
Title Matters and Territorial Claims
While the Corporation has reviewed and is satisfied with the titles to its mineral properties, and, to the best of its knowledge, such titles are in good standing, there is no guarantee that titles to such properties will not be challenged or impugned. The properties may be subject to prior unregistered agreements of transfer or aboriginal land claims, and titles may be affected by undetected defects. In addition, according to the applicable mining legislation in the Province of Québec, the Corporation will need to incur expenditures on its properties and pay a rent in order to renew claims upon their expiry. There can be no assurance that the Corporation will be successful in renewing all such claims.
The framework agreement dated April 12, 2018 between the Corporation, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw establishes negotiation topics to be discussed and goals to be met in order to arrive at a successful agreement in the best interests of all parties concerned. It also states subjects and guidelines to consider throughout the discussion process to favour an environment propitiatory to a sound negotiation. Then, on April 23, 2019, the Corporation entered into a pre-development agreement (the “PDA”) with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw for the Matawinie Mine project. The PDA outlines the respective rights and interests of all parties with respect to pre-development activities and provides a guideline for negotiating an impact and benefit agreement (the “IBA”) relating to the Matawinie Mine project. No assurance can, however, be provided that the parties will reach an agreement in regard to the IBA. On November 18, 2020, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw issued a press release in which they affirm that following recent consultation with the Crown (Québec Government), there is no social acceptability for the Matawinie Mine project from the standpoint of the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw. The Corporation intends to and attempts to continue to engage with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw about the Matawinie Graphite Property. If the Corporation, for any reason, is unable to reach satisfactory agreements with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw, such incapacity could have a material adverse impact on the Corporation and could result in an increase in capital expenditures or production costs, a decrease in production levels or the need to cancel or postpone the development of the Matawinie Mine project.
Community Relations
The Corporation’s relationships with the communities in which it is located and other stakeholders are critical to ensure the future success of, the construction and development of Matawinie Mine and LiB Anode Plant. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to the Corporation’s future operations or further development or new development of the Matawinie Mine and LiB Anode Plant. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Corporation’s activities, and may have a negative impact on the Corporation’s reputation and operations.
Opposition by any of the aforementioned groups to the Corporation’s operations may require modification of, or preclude the operation or development of, the Matawinie Mine and LiB Anode Plant or may require the Corporation to enter into agreements with such groups or local governments with respect to the Matawinie Mine and LiB Anode Plant, in some cases causing increased cost and considerable delays to the advancement of the Matawinie Mine and the LiB Anode Plant. Further, publicity adverse to the Corporation, its operations or extractive industries generally, could have an adverse effect on the Corporation and may impact relationships with the communities in which the Corporation operates and other stakeholders. While the Corporation is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.
The Corporation has been and is actively engaged in certain community projects to improve both local employment opportunities and local quality of life. Such projects may negatively impact the Corporation’s relationships with such local communities if the projects fail to provide the expected benefits.
Dependence on Key Personnel
The Corporation’s success and viability depends, to some extent, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and may impact the ability to attract and retain such personnel. The loss of any key personnel may have a material adverse effect on the Corporation, its business and its financial position.
Global Financial Conditions
The Corporation’s financial results are tied to Canada and world economic conditions. Increased uncertainty regarding regional and global financial stability could cause the Corporation to experience revenue declines and a decrease in the availability of credit and on the Corporation’s ability to raise capital. Global financial conditions continue to be characterized as volatile. In recent years, especially since the recent outbreak of COVID-19, global markets have been adversely impacted by various credit crises. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Corporation’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Corporation’s business and the market price of the Corporation’s securities.
Public Health Crisis
Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the recent outbreak of respiratory illness caused by COVID-19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Some of the key impacts of these conditions include devaluations and high volatility in global equity, commodities, foreign exchange and mining markets and a lack of market confidence and liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Corporation’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favourable to the Corporation. Increased levels of volatility and market turmoil could have a material adverse impact on the Corporation’s operations and planned growth and the trading price of the securities of the Corporation may be adversely affected.
The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines and a general reduction in consumer activity. The continued spread of COVID-19 globally could materially and adversely impact the Corporation’s business, including, without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, the availability of industry experts and personnel and other factors that depend on future developments beyond the Corporation’s control.
Even though the Corporation is implementing business continuity measures and governmental recommendations to mitigate and reduce any potential impacts of COVID-19 on its business, operations, supply chain and financial condition, the spread of COVID-19 could have a material adverse impact on the

Corporation’s workforce and the development of its Matawinie Mine and LiB Anode Plant. Despite COVID-19, the Corporation is continuing to develop its Matawinie Mine and LiB Anode Plant through remote work solutions with its management team, employees, consultants, business partners and government representatives. The full extent and impact of COVID-19 on the Corporation’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of the outbreak, the severity of the virus and the ability to treat it, the ability to collect sufficient data to track the virus and the collective actions taken to curb the spread of the virus.
Risk Factors Related to the Consolidation
Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. Reducing the number of issued and outstanding Common Shares through the Consolidation was intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares may also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its reserves and resources, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding. There is no assurance that the market price following the implementation of the Consolidation will be sustained or will increase in the future.
Although the Corporation believes that establishing a higher market price for the Common Shares could (i) increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, and (ii) enable the Corporation to satisfy certain minimum trading price requirements of stock exchanges in the United States for a potential listing of the Common Shares, including on the NYSE, there is no assurance that the Consolidation will achieve these results in the future.
Forward-Looking Statements
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
Shareholder Activism
In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders won’t publicly advocate for the Corporation to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Corporation’s reputation and divert the attention and resources of the Corporation’s management and Board of Directors, which could have an adverse effect on the Corporation’s business and results of operations. Even if the Corporation does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Corporation to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Corporation’s Board of Directors, this could adversely affect the Corporation’s business and future operations. Additionally, shareholder activism could create uncertainty about the Corporation’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Corporation’s business, future operations, profitability and ability to attract and retain qualified personnel.
Disclosure and Internal Controls
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required decisions. The Corporation has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Corporation’s failure to satisfy the requirements of applicable Canadian securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations.
Risks Related to An Offering of Securities
Potential Loss of Investment
An investment in the Securities of the Corporation is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider purchasing the Securities of the Corporation, as there is no assurance that the Corporation will ever build the Matawinie Mine or the LiB Anode Plant, commence operations or achieve revenues.
No Market for the Debt Securities, Subscription Receipts, Warrants or Units
There is currently no trading market through which the Securities, other than the Common Shares, may be offered. No assurance can be given that an active or liquid trading market for any Debt Securities, Subscription Receipts, Warrants or Units will develop or be sustained. If an active or liquid market for these securities fails to develop or be sustained, the prices at which these Securities trade may be adversely affected. Whether or not these securities will trade at lower prices depends on many factors, including liquidity of these securities, prevailing interest rates and the markets for similar securities, the market price of the Corporation, general economic conditions and the Corporation’s financial condition, historic financial performance and future prospects.
The public offering prices of the Securities may be determined by negotiation between the Corporation and underwriters, dealers or agents based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops.
Discretion in the Use of Proceeds
While information regarding the use of proceeds from the sale of the Securities will be described in the applicable Prospectus Supplement, the Corporation will have broad discretion over the use of the net proceeds from an offering of Securities. Because of the number and variability of factors that will determine the use of such proceeds, the Corporation’s ultimate use might vary substantially from its planned use. Purchasers of Securities may not agree with how the Corporation allocates or spends the proceeds from an offering of Securities. The Corporation may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Securities, including the market value of the Common Shares, and that may increase losses.
No Current Plans to Pay Cash Dividends
The Corporation has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, the Corporation’s financial results, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, the Corporation’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the

Corporation or its subsidiaries incur. As a result, investors may not receive any return on an investment in their Common Shares unless they sell their Common Shares for a price greater than that which they paid for them.
Market Risks for the Common Shares
The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control, including, but not limited to, the following:
•
actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

•
recommendations by securities research analysts;

•
changes in the economic performance or market valuations of companies in the industries in which the Corporation operates;

•
addition or departure of the Corporation’s executive officers and other key personnel;

•
sales or perceived sales of additional Common Shares;

•
significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or the Corporation’s competitors;

•
fluctuations to the costs of vital production materials and services;

•
announcements of technological innovations;

•
changes in global financial markets and global economies and general market conditions, such as interest rates and product price volatility;

•
impacts from pandemics or other major global events such as the COVID-19 pandemic;

•
news reports relating to trends, concerns, technological or competitive developments;

•
regulatory changes and other related issues in the Corporation’s industries or target markets; and

•
regulatory developments regarding the products or more generally in the Corporation’s industries.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results and underlying asset values do not fluctuate. These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which might result in impairment losses. The Corporation cannot assure that the market price of the Common Shares will not experience significant fluctuations in the future. Consequently, the Corporation’s operations could be adversely affected and the trading price of the Common Shares might be materially adversely affected.
In addition, the listing of the Common Shares on the TSXV, the OTCQX and the Frankfurt Stock Exchange may result in an increase in volatility due to the ability to buy and sale Common Shares in different market conditions, capital markets and trading volumes. This may result in less liquidity, different liquidity levels, and different prevailing trading pricesfor the Common Shares. An application has been made for an additional listing of the Common Shares on the NYSE, however there can be no assurance that the Corporation will meet the listing requirements of the NYSE or achieve listing.
Future Sales by Existing Shareholders Could Cause the Common Share Price to Fall
Future sales of Common Shares by shareholders of the Corporation could decrease the value of the Common Shares. The Corporation cannot predict the size of future sales by shareholders of the Corporation, or the effect, if any, that such sales will have on the market price of the Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

Prevailing Interest Rates will Affect the Market Price or Value of the Debt Securities
The market price or value of the Debt Securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.
Dilution
Additional financing needed to continue funding the development and operation of the Matawinie Mine and the LiB Anode Plant may require the issuance of additional securities. The issuance of additional securities and the exercise of common share purchase warrants, options and other convertible securities, as applicable, will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.
As of the date of this Prospectus, an aggregate of 37,085,645 Common Shares (post-Consolidation) are currently issued and outstanding as fully paid and non-assessable and (i) 2,198,250 stock options (post-Consolidation) are currently issued and outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 2,198,250 Common Shares (post-Consolidation); and (iii) and aggregate of 7,500,000 Common Shares (post-Consolidation) may be issued upon conversion of the Bond. On a fully diluted basis, assuming the exercise in whole of the issued and outstanding stock options and the conversion in whole of the Bond, 46,783,895 Common Shares would be issued and outstanding as fully paid and non-assessable.
Pallinghurst Graphite is the wholly-owned subsidiary of Pallinghurst International, an insider of the Corporation and the beneficial owner of an aggregate of 5,628,877 Common Shares (post-Consolidation) representing 15.18% of the issued and outstanding Common Shares. Assuming the conversion in whole of the Bond, Pallinghurst International would beneficially own 13,128,877 Common Shares (post-Consolidation) representing 29.45% of the issued and outstanding Common Shares. The concentration of an important percentage of the issued and outstanding Common Shares in the hands of a single shareholder may discourage an unsolicited bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares. In addition, sales of Common Shares by Pallinghurst Graphite may adversely affect the trading price of the Common Shares.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Messrs. Andrew Willis, Arne H. Frandsen and Jürgen Köhler, directors of the Corporation, reside outside of Canada and have appointed the following agent for service of process:
Name of Person	Name and Address of Agent
Andrew Willis	Nouveau Monde Graphite Inc. Attention: David Torralbo 331, rue Brassard Saint-Michel-des-Saints (Québec) J0K 3B0
Arne H. Frandsen	Nouveau Monde Graphite Inc. Attention: David Torralbo 331, rue Brassard Saint-Michel-des-Saints (Québec) J0K 3B0
Jürgen Köhler	Nouveau Monde Graphite Inc. Attention: David Torralbo 331, rue Brassard Saint-Michel-des-Saints (Québec) J0K 3B0
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS
Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on behalf of the Corporation by Stein Monast L.L.P. with respect to matters of Canadian law. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.
EXEMPTION FROM THE REGULATION
The Corporation has applied for an exemption pursuant to Section 11.1 of NI 44-102 requesting relief from the requirement under Section 6.3(1)3) to include a prospectus certificate signed by each agent or underwriter with respect to the Securities offered by any Prospectus Supplement to the extent that such agent or underwriter is not a registered dealer in any Canadian jurisdiction (a “Foreign Dealer”). Accordingly, such Foreign Dealer would not, directly or indirectly, solicit offers to purchase or sell any Securities in Canada and all sales of Securities pursuant to a Prospectus Supplement to Canadian residents would solely be made through other agents or underwriters that are duly registered in the applicable Canadian jurisdictions where any offer of Securities will be made (the “Canadian Dealers”); and the Prospectus Supplement would include a certificate signed by each Canadian Dealer in compliance with Section 6.3(1)3 of NI 44-102 and Section 5.9(1) of Regulation 41-101 respecting General Prospectus Requirements. The granting of the exemption will be evidenced by issuance of a receipt in respect of the Prospectus.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Corporation are PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada, H3B 4Y1. PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. has advised the Corporation that it is independent with respect to the Corporation within the meaning of the Code of ethics of chartered professional accountants (Québec).
The Corporation’s transfer agent and registrar is AST Trust Company (Canada) (“AST”). The register of transfers of the Common Shares is held at AST’s offices located in its place of business at 2001 Robert-Bourassa Blvd. Suite 1600, Montréal, Québec, H3A 2A6.
INTERESTS OF EXPERTS
The names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company, are set forth below.
As of the date of this Prospectus, the “designated professionals” (as such term is defined in Form 51-102F2 — Annual Information Form) of Stein Monast L.L.P. beneficially own, directly or indirectly, less than 1% of the Corporation’s securities or properties.
Certain information of a scientific or technical nature in respect of the Matawinie Graphite Property and the Matawinie Mine contained or incorporated herein by reference in the Prospectus is based on the Technical Report. Each of the Authors of the Technical Report, being Mr. Bernard-Olivier Martel, P. Geo., B. Sc., Mr. Yann Camus, P. Eng., Mr. Oliver Peters, P. Eng., M. Sc., MBA, Ms. Martine Paradis, Eng., M. Sc., Mr. Patrick Perez, P. Eng., M. Sc., Mr. Ewald Pengel, P. Eng., M. Sc., Mr. Jordan Zampini, P. Eng., Mr. Martin Saint-Amour, P.Eng. and Ms. Céline M. Charbonneau, P. Eng., M. Sc. is a “qualified person” within the meaning of NI 43-101. As of the date hereof, the aforementioned persons had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties, except for Ms. Martine Paradis, Eng., who has been appointed as Vice-President, Chief Engineer Infrastructure and Environment of the Corporation on May 15, 2019 and owns, directly or indirectly, less than 1% of the Corporation’s securities or properties.

Yann Camus, P. Eng. of SGS Canada Inc. — Geological Services, has reviewed and approved the scientific and technical information in the section entitled “The Matawinie Graphite Property — Technical Information Highlights as of the Date of this Annual Information Form” in the AIF. Mr. Camus is considered, by virtue of his education, experience and professional association, to be a “qualified person” within the meaning of NI 43-101.